PROXY STATEMENT 2025
ANNUAL MEETING OF SHAREHOLDERS





CNX Resources Corporation
CNX Center
1000 Horizon Vue Drive, Suite 400
Canonsburg, Pennsylvania 15317-6506
Telephone (724) 485-4000

ANNUAL MEETING OF SHAREHOLDERS – MAY 1, 2025

March 20, 2025

To: Shareholders of CNX Resources Corporation

During 2024, CNX continued to successfully execute its operational and capital allocation strategy despite one of the lowest natural gas price environments in recent years. Through the fourth quarter of 2024, the company has delivered 20 consecutive quarters of positive free cash flow (FCF) generation. The company generated approximately $816 million of net cash provided by operating activities in 2024, which resulted in approximately $331 million[1] in annual FCF. The results of our Sustainable Business Model execution set against a challenging commodity price backdrop highlights our ability to generate consistent, meaningful FCF, and speaks directly to the durability and quality of our asset base and our relentless focus on driving long-term per share value creation. As of January 8, 2025, we had a total of 149.2 million shares outstanding, a reduction of 36% since the share count peaked following the completion of the CNX Midstream Partners take-in transaction in the third quarter of 2020. The extent of our share count reduction in this short period of time is not just industry leading, but, we believe, ranks in the top handful of companies throughout the entire capital markets.

The ability to deliver this consistent, differentiated FCF is rooted in the company's extensive legacy asset base throughout Appalachia and its tradition of innovation. CNX's competitive moats start with its structural cost advantages resulting from integrated upstream and midstream business lines and a "stacked pay" acreage position in one of the world's most prolific, lowest cost, and lowest methane intensity natural gas basins. Our unique, ultra-low carbon intensity premium products such as coal mine methane (CMM), coupled with our industry leading environmental practices, including the first-of-its-kind Radical Transparency initiative in collaboration with the Commonwealth of Pennsylvania, protect and advance the company's core business license to operate while also ensuring CNX remains at the forefront of emerging market opportunities for low carbon intensity products.

These advantages drive our Sustainable Business Model and consistent generation of FCF per share, and present a differentiated upside versus our Appalachian peers. When coupled with our clinical capital allocation philosophy, we are positioned to deliver substantial intrinsic value creation per share for our owners for years to come.

Capital Allocation

Our decisions, resources, and processes remain concentrated on optimizing the long-term intrinsic per share value of the company. From 2020 through the end of 2024, we have generated $4.6 billion of net cash provided by operating activities, which resulted in $2.2 billion of FCF.[1] Across that same time period, the company allocated this FCF to return $1.4 billion in capital to shareholders through share repurchases and another $686 million to reduce outstanding debt and strengthen the balance sheet.

In 2024, the company repurchased 7.4 million shares of its common stock for $181 million at an average price of $24.56 per share. The company has retired 36% of its shares of common stock outstanding since the third quarter of 2020. Furthermore, since 2017 and through January 8, 2025, CNX repurchased approximately 126 million shares of its common stock for $1.9 billion at an average price of $15.48 per share. We believe these shares were repurchased at significantly discounted prices relative to intrinsic value, thereby creating meaningful long-term per share value for our owners.

On the balance sheet, the company ended the fourth quarter of 2024 with approximately $2.2 billion in total long-term debt and $2.1 billion in net debt. As of the fourth quarter of 2024, the weighted average maturity of our senior unsecured debt maturities is five and half years, and we maintain a significant runway before the nearest bond maturities, providing us with considerable flexibility to take advantage of any market disconnects or other opportunities that may arise. Since the third quarter of 2020, we have reduced outstanding adjusted net debt by approximately $434 million, and we continue to evaluate the timing of further debt reduction as part of our clinical approach to capital allocation.

On January 27, 2025, CNX completed the strategic bolt-on acquisition of the natural gas upstream and associated midstream business of Apex Energy II, LLC for total cash consideration of $505 million. This transaction expands CNX's existing stacked Marcellus and Utica undeveloped leasehold in the CPA region and provides an existing infrastructure footprint that can be leveraged for future development, underscoring our confidence in the opportunities that have been unlocked from pioneering development in this region. We expect operational and other development synergies to add incremental value to the core business in the coming years.

Low Carbon Intensity Premium Products

In 2024, we generated $83 million in FCF primarily through the monetization of environmental attributes associated with 18.3 Bcf of CMM from our waste methane capture operations in Virginia and Pennsylvania. In the near term, we expect to continue to monetize similar levels of environmental attributes into the low carbon electricity generation market via the Pennsylvania Alternative Energy Portfolio Standard (AEPS) program. Longer term, we will continue to focus on expanding our premium, low carbon intensity CMM product into emerging markets – such as manufacturing, data centers, transportation, and aviation - that are seeking to decarbonize their supply chains.

We will also continue to pursue emerging regulatory compliance programs that further validate the intrinsic positive economic and environmental value of waste methane capture. For example, 2024 saw CMM's inclusion into the Department of Energy's Greenhouse gases, Regulated Emissions, and Energy use in Technologies (GREET) life cycle assessment model, as well as the 45V Hydrogen Production Tax Credit final rule as a viable fuel stock for hydrogen production. These developments represent the first federal recognitions of CMM's inherent value and provide important validation and entry into other emerging market opportunities for our low carbon intensity premium product.

In addition, the company continues to advance its AutoSep Technologies and CNG/LNG business opportunities, transitioning from the technology development and validation phases into the early commercialization phase. We expect to see their positive impact to FCF unfold in the years ahead.

Radical Transparency

As a key factor in the CNX Sustainable Business Model, successful community engagement starts with understanding how we can better collaborate with our stakeholders through transparency, dialogue, and active listening. In 2024, CNX continued to lead the industry with its historic commitment to this transparency through operational disclosures in connection with its Radical Transparency program, a collaborative effort between CNX and Pennsylvania Governor Josh Shapiro that allows the Pennsylvania Department of Environmental Protection (DEP) to conduct the most intensive independent study of unconventional natural gas wells in the nation. This comprehensive program—which monitors and publicly discloses in real time air, water, and waste metrics—ensures local families, neighbors, and the public at large have a full understanding of the natural gas industry and its critical role in the environment and economy.

This unprecedented brand of transparency is good for resident and worker health, for economic development, for energy security, for the environment, and for community investment, and is critical to future public policy in the Commonwealth of Pennsylvania and the industry's long-term license to operate. While we are still in the early phases of this multi-year collaboration with regulators, to date, we have collected hundreds of thousands of data points, and initial results demonstrate that emissions from CNX's responsible natural gas development fall well below science-based air quality standards that are designed to protect the public from negative health effects resulting from certain emissions. CNX intends to continue to lead on this important topic and has received overwhelmingly positive feedback and support from discussions with shareholders, regulators and other regional partners. As such, we reiterate our call for others within our industry to join our efforts to ensure that future public policy decisions are grounded in facts and data rather than speculation and ideology.

CNX's Mission Statement

Our developed performance metrics are ultimately designed to help us achieve our mission:

> *To empower our team to embrace and drive innovative change that creates long-term per share value for our investors, enhances our communities, and delivers energy solutions for today and tomorrow.*

Guiding Principles (Year-After-Year)

The company's Board of Directors and Management team continue to focus on guiding CNX according to the following three essential principles:

1. *Optimizing long-term per share returns for our shareholders*

We invest capital exclusively in high-return projects which maximizes both capital allocation flexibility and long-term per share value for our shareholders.

We strongly believe that a steadfast, relentless commitment to best-in-class safety and environmental compliance increases efficiencies and margins, both important drivers of long-term intrinsic value per share.

2. *Efficiently and prudently allocating capital*

We focus on systematically earmarking capital dollars to the investment opportunities with the highest risk-adjusted returns. Period.

We typically insist on minimum internal rates of return of 20% for all capital investments and our internal projections are based on commodity price assumptions that are at or below the NYMEX strip.

Key components of our long-term capital allocation strategy include the following:

- Methodical execution on high internal rate of return exploration & development projects;
- Balance sheet strength to drive capital flexibility;
- Opportunistic share count reduction where we see a significant margin of safety and discount to intrinsic value;

- Strategic control of our midstream assets, which provides operating cost advantages and increases cumulative FCF across our long-term plan; and
- Risk mitigation via a robust hedge book and tiered service contracts.

3. *Seizing opportunities as the leading Appalachian energy company*

- Over the next few years, we plan to continue prioritizing the following core initiatives to optimize predictable FCF generation:
- <u>Lower Our Costs</u>. With an emphasis on the power of autonomy for business units, we plan to continually reduce costs in our business units, seeking to maintain a low-cost position relative to our peers.
- <u>Programmatic Hedging</u>. We will continue to follow a robust and programmatic hedging strategy. To optimize predictability, we plan to lock in returns by employing a "total" hedge strategy that hedges both NYMEX and basis differentiating CNX from its peers.
- <u>Incentives</u>. Compensation programs that align management's interests with those of our shareholders through annual FCF per share targets. Our long-term incentive compensation programs focus on share price outperformance, tangible methane emission metrics, and are designed to directly align management's interests with those of our shareholders. The goal of both is to place management in the same shoes as our owners.
- <u>Growth Through Low Carbon Intensity Premium Products</u>. We seek to leverage our unique asset base and core competencies in the development and commercialization of premium low carbon gas and technology products to drive intrinsic per share value growth.

Chairmanship Transition

Will Thorndike joined the CNX Board of Directors in 2014, and since his election to Chairman in 2016, has been steadfast in instilling the guiding principles that underpin CNX's focus on long-term per share value creation.

During Will's chairmanship (working in close partnership with CEO Nick Deluliis and the Board), CNX has focused on a variety of capital allocation projects starting with the spin-out of the coal business in 2017 (today it is one of the few remaining public coal companies). Following a period of production expansion late last decade, CNX was early in recognizing the value of a fully integrated model and successfully brought in the balance of its midstream business in late 2020. Most relevantly, over that period, CNX has consistently emphasized the value of disciplined capital allocation. Coinciding with the midstream transaction and the end of the rapid production growth phase, CNX announced a clear, concise 7-year roadmap that emphasized maximizing FCF per share.

The results of this clear focus are evident when evaluating relative returns. An investment in CNX has delivered an annual total shareholder return and multiple of invested capital (MOIC) well above our four nearest industry peers (excluding several peers that entered bankruptcy since 2016), as illustrated in the chart below:

Total Shareholder Return (TSR)[2]



The company is now comfortably in the top decile for 2025 FCF yield when measured to the broader S&P 500.[3] This key metric has correlated highly with long-term share price outperformance over the last 15 years.[4] Our focus will remain steadfastly on consistent generation of FCF per share. We look forward to Will's continued guidance as a member of the Board. As he passes the chairmanship baton, we believe he does so with the company well-positioned to continue to create shareholder value for decades to come.

In the years ahead, we expect Ian McGuire to continue to build on this record in the position of Chairman. We are excited for Ian to bring his unique talents and experience to bear on our differentiated strategy. We look forward to Ian's leadership and insights as CNX continues to deliver consistent, long-term per share value creation for our shareholders.

Conclusion

While the results these last several years have been exciting, we believe they represent only the early innings of CNX's potential. Our focus in 2025 and beyond will remain, as always, on safe and compliant development of our extensive asset base and on disciplined capital allocation to grow our long-term FCF per share.

As we aspire to be great stewards of capital on behalf of our shareholders, we continue to run the company with long-termism in mind driven by great investors like Warren Buffett:

> "If you aren't willing to own a stock for 10 years, don't even think about owning it for 10 minutes."

Thank you for your investment in CNX and for your trust and partnership.

Will Thorndike
Director
CNX Resources Corporation

Nick Deluliis
President and Chief Executive Officer
CNX Resources Corporation

Ian McGuire
Chairman of the Board of Directors
CNX Resources Corporation

(1) *FCF, Net Debt, and Adjusted Net Debt are financial measures not calculated in accordance with U.S. generally accepted accounting principles (GAAP). Reconciliations of non-GAAP measures provided in this letter to the nearest GAAP measures are set forth in Appendix A to the company's Proxy Statement, filed on March 20, 2025. CNX is unable to provide a reconciliation of projected FCF in this letter without unreasonable effort. This is due to our inability to calculate the comparable GAAP projected metrics, given the unknown effect, timing, and potential significance of certain income statement items.*
(2) *Source: Bloomberg. Total annualized share price returns calculated from 5/11/2016 to 3/3/2025. Including the SpinCo, annual total shareholder return would increase to 10.9% across the same period.*
(3) *Source: S&P Capital IQ as of 3/3/2025.*
(4) *Jakab, Spencer. "The Magnificent 7 Are So Last Year. Cash Cows Are The New Kings: A twist on value has investors waking up to the beauty of companies returning gobs of cash to shareholders." The Wall Street Journal. 2/11/2025. https://www.wsj.com/finance/investing/the-magnificent-7-are-so-last-year-cash-cows-are-the-new-kings-20e381aa*

This letter contains forward-looking statements, estimates and projections within the meaning of the federal securities laws. Statements that are not historical are forward-looking and may include our operational and strategic plans; estimates of gas reserves and resources; projected timing and rates of return of future investments; and projections and estimates of future production, revenues, income, and capital spending. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those statements, estimates and projections. Investors should not place undue reliance on forward-looking statements as a prediction of future actual results. The forward-looking statements in this letter speak only as of the date hereof; we disclaim any obligation to update the statements, and we caution you not to rely on them unduly. Specific factors that could cause future actual results to differ materially from the forward-looking statements are described in detail under the captions "Cautionary Statement Regarding Forward- Looking Statements" and "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (SEC) and any subsequent reports filed with the SEC. Those risk factors discuss, among other matters, pricing volatility or pricing decline for natural gas and natural gas liquids (NGLs); local, regional and national economic conditions and the impact they may have on our customers; events beyond our control, including global or domestic health crisis or global instability, our operations and national and global economic conditions, generally; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of our customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from a proposed transaction; ability to qualify for environmental attribute credits and the volatility of environmental attribute markets and changes in safety, health, environmental and other regulations.

CNX's management uses certain non-GAAP financial measures for planning, forecasting and evaluating business and financial performance, and believes that they are useful for investors in analyzing the company. Although these are not measures of performance calculated in accordance with generally accepted accounting principles (GAAP), management believes that these financial measures are useful to an investor in evaluating CNX because (i) analysts utilize these metrics when evaluating company performance and have requested this information as of a recent practicable date, (ii) these metrics are widely used to evaluate a company's operating performance, and (iii) we want to provide updated information to investors. Investors should not view these metrics as a substitute for measures of performance that are calculated in accordance with GAAP. In addition, because all companies do not calculate these measures identically, these measures may not be comparable to similarly titled measures of other companies.



May 1, 2025

10:00 a.m. Eastern Time

To be Held Online at
www.virtualshareholdermeeting.com/CNX2025

NOTICE

of Annual Meeting of Shareholders

Notice is hereby given that the 2025 Annual Meeting of Shareholders (the "Annual Meeting") of CNX Resources Corporation ("CNX" or the "Corporation") will be held on May 1, 2025, at 10:00 a.m. Eastern Time online at www.virtualshareholdermeeting.com/CNX2025, for the following purposes:

1. Election of Seven Director Nominees

2. Ratification of the Anticipated Appointment of Ernst & Young LLP as CNX's Independent Auditor for the Fiscal Year Ending December 31, 2025

3. Advisory Approval of CNX's Named Executive Officer Compensation

Sincerely,

[signature]

Timothy S. Bedard

Executive Vice President, General Counsel and Corporate Secretary

By resolution of the Board of Directors of CNX, we have fixed the close of business on March 3, 2025 as the record date for determining the shareholders of CNX entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement thereof.

Shareholders of record on March 3, 2025 can attend and participate in the Annual Meeting online at *www.virtualshareholdermeeting.com/CNX2025*. To attend and participate in the Annual Meeting, you will need the 16-digit control number on your (a) Notice of Internet Availability of Proxy Materials (the "Notice"), (b) proxy card or voting instruction card, or (c) instructions that accompanied your proxy materials. We encourage you to access the Annual Meeting before the start time of 10:00 a.m. Eastern Time on May 1, 2025. Please allow ample time for online check-in, which will begin at 9:45 a.m. Eastern Time on May 1, 2025. The online format for the Annual Meeting will permit broader participation in the Annual Meeting by our shareholders and provide you with access to copies of the proxy materials.

The proxy materials are first being released to shareholders on March 20, 2025. Regardless of whether you plan to attend the Annual Meeting, you can confirm that your shares are represented at the Annual Meeting by promptly voting and submitting your proxy by telephone or by internet or, if you received a paper copy of a proxy card or voting instruction card, by completing and returning the card by mail, which requires no postage if mailed in the United States. Your prompt response and cooperation is appreciated.

March 20, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING TO BE HELD ON MAY 1, 2025:

The Proxy Statement, form of proxy, Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and related materials are available free of charge at *www.proxyvote.com* or may be obtained by contacting the Investor Relations Department at the address and phone number in the Chairman and CEO letter.

HOW TO VOTE



INTERNET
Visit www.proxyvote.com prior to the Annual Meeting.



BY TELEPHONE
Call 1-800-690-6903.



BY MAIL
Complete, date and sign your proxy card or voting instruction card and mail it.



ONLINE
Attend the Annual Meeting (instructions above) and vote online.

TABLE OF CONTENTS

Forward–Looking Statements

This Proxy Statement contains forward-looking statements, estimates and projections within the meaning of the federal securities laws. Statements that are not historical are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. When we use the words "believe," "intend," "expect," "may," "should," "anticipate," "could," "estimate," "plan," "predict," "project," "will," "goal," "target" or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe a strategy that involves risks or uncertainties, we are making forward-looking statements. The forward-looking statements in this Proxy Statement speak only as of the date of this Proxy Statement; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following:

- Prices for natural gas and natural gas liquids ("NGLs") are volatile and can fluctuate widely based upon a number of factors beyond our control, including supply and demand for our products;
- If natural gas prices decrease or operational efforts are unsuccessful, CNX Resources Corporation (CNX) may be required to record write-downs of the quantity and value of our proved natural gas properties;
- Competition and consolidation within the natural gas industry may adversely affect our ability to sell our products and midstream services or other parts of the business;
- Deterioration in the economic conditions in any of the industries in which our customers or their customers operate, a domestic or worldwide financial downturn, or negative credit market conditions may have a material adverse effect on our liquidity, results of operations, business and financial condition that CNX cannot predict;
- Our hedging activities may prevent us from benefiting from price increases and may expose us to other risks;
- Negative public perception regarding our company or industry could have an adverse effect on our operations, financial results or stock price;

- Events beyond our control, including a global or domestic health crisis or global instability and actual and threatened geopolitical conflict, may result in unexpected adverse operating and financial results;
- Increasing attention to environmental, social and governance matters may adversely impact our business;
- Our dependence on third party pipeline and processing systems could adversely affect our operations and limit sales of our natural gas and NGLs as a result of disruptions, capacity constraints, proximity issues or decreases in availability of pipelines or other midstream facilities;
- Uncertainties exist in the estimation of the economic recovery of natural gas reserves;
- Developing, producing and operating natural gas wells is subject to operating risks and hazards that could increase expenses, decrease our production levels and expose us to losses or liabilities that may not be fully covered under our insurance policies;
- Our identified development locations are scheduled over multiple future years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their actual development;
- Our exploration and development projects and midstream development require substantial capital expenditures and are subject to regulatory, environmental, political, legal and economic risks and if CNX fails to generate sufficient cash flow, obtain required capital or financing on satisfactory terms or respond to regulatory and political developments, our natural gas reserves may decline, and our operations and financial results may suffer;
- CNX may not be able to obtain the required personnel, services, equipment, parts and raw materials in a timely manner, in sufficient quantities or at reasonable costs to support our operations;
- If CNX cannot find adequate sources of water for our use or if CNX is unable to dispose of or recycle water produced from our operations at a reasonable cost and within applicable environmental rules, our ability to produce natural gas economically and in sufficient quantities could be impaired;
- Failure to successfully replace our current natural gas reserves through economic development of our existing or acquired undeveloped assets or through acquisition of additional producing assets, would lead to a decline in our natural gas, NGL and oil production levels and reserves;
- CNX may incur losses as a result of title defects in the properties in which CNX invests or that it acquires or the loss of certain leasehold or other rights related to our midstream activities;
- Climate change risk, legislation, litigation and regulation of greenhouse gas emissions at the federal or state level may increase our operating costs and reduce the value of our natural gas assets;

- Environmental regulations can increase costs and introduce uncertainty that could adversely impact the market for natural gas with potential short and long-term liabilities;

- Existing and future governmental laws, regulations, other legal requirements and judicial decisions that govern our business may increase our costs of doing business and may restrict our operations;

- CNX may incur significant costs and liabilities as a result of pipeline operations and/or increases in the regulation of natural gas pipelines and midstream facilities;

- Changes in federal or state tax laws focused on natural gas exploration and development could cause our financial position and profitability to deteriorate;

- Our future tax liability may be greater than expected if our net operating loss carryforwards are limited, CNX does not generate expected deductions, or tax authorities challenge certain of our tax positions;

- We may be unable to qualify for existing federal and state level environmental attribute credits and new markets for environmental attributes are currently volatile, and otherwise may not develop as quickly or efficiently as we anticipate or at all;

- CNX and its subsidiaries are subject to various legal proceedings and investigations, which may have an adverse effect on our business;

- Our current long-term debt obligations, the terms of the agreements that govern that debt, and the risks associated therewith, could adversely affect our business, financial condition, liquidity and results of operations;

- Our borrowing base under our revolving credit facility could decrease for a variety of reasons including lower natural gas prices, declines in natural gas reserves, asset sales and lending requirements or regulations;

- The capped call transactions may affect the value of our convertible notes and our common stock, and subject CNX to counterparty performance risk;

- Conversion of the convertible notes may dilute the ownership interest of existing shareholders or may otherwise depress the price of our common stock;

- CNX may be unable to raise the funds necessary to repurchase the convertible notes for cash following a fundamental change, or to pay any cash amounts due upon conversion, and our other indebtedness may impact our ability to repurchase the convertible notes or pay cash upon their conversion;

- The conditional conversion feature of the convertible notes, if triggered, may adversely affect our financial condition and operating results;

- Provisions of our debt agreements, including the convertible notes, could delay or prevent an otherwise beneficial takeover of us;

- Strategic determinations, including the allocation of capital and other resources to strategic opportunities, are subject to risk and uncertainties, and our failure to appropriately allocate capital and resources among our strategic opportunities may adversely affect our financial condition;

- CNX does not completely control the timing of any divestitures that CNX may engage in, and they may not provide anticipated benefits. Additionally, CNX may be unable to acquire additional properties in the future and any acquired properties may not provide the anticipated benefits;

- There is no guarantee that CNX will continue to repurchase shares of our common stock under our current or any future share repurchase program at levels undertaken previously or at all;

- CNX may operate a portion of our business with one or more joint venture partners or in circumstances where CNX is not the operator, which may restrict our operational and corporate flexibility;

- In connection with the separation of our coal business, CONSOL Energy has agreed to indemnify us for certain liabilities, and we have agreed to indemnify CONSOL Energy for certain liabilities;

- Cybersecurity incidents targeting our data systems, oil and natural gas industry systems and infrastructure, or the systems of our third-party service providers or business partners could materially adversely affect our business, financial condition or results of operations;

- Terrorist activities could materially adversely affect our business and results of operations; and

- Certain other factors addressed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under "Risk Factors".

Although forward-looking statements reflect our good faith beliefs at the time they are made, they involve known and unknown risks, uncertainties and other factors. For more information concerning factors that could cause actual results to differ materially from those conveyed in the forward-looking statements, including, among others, that our business plans may change as circumstances warrant, please refer to the "Risk Factors" and "Cautionary Statement regarding Forward-looking Statements" sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, unless required by law.

Proxy Statement

We are providing the enclosed proxy materials to you in connection with the solicitation by the Board of Directors (the "Board") of CNX Resources Corporation ("CNX" or the "Corporation") of proxies to be voted at the Annual Meeting of Shareholders to be held on May 1, 2025 (the "Annual Meeting"). We first released these proxy materials to our shareholders on March 20, 2025. Links to the Corporation's website included in this Proxy Statement are provided for convenience only and the information contained there is not incorporated herein by reference unless otherwise explicitly stated.

Internet Availability of Proxy Materials

This Proxy Statement provides information regarding the matters to be voted on at the Annual Meeting, as well as other information that may be useful to you. In accordance with rules adopted by the Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy materials to each shareholder of record, we are furnishing proxy materials to our shareholders on the internet.

If you received a Notice of Internet Availability of Proxy Materials ("Notice") by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review all the important information contained in the proxy materials. The Notice also instructs you as to how you may submit your proxy over the internet. If you received a Notice by mail and would like to receive a printed copy of the proxy materials, you should follow the instructions for requesting such materials included in the Notice.

Summary

This Summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all the information that you should consider. Please read the entire Proxy Statement carefully before voting.

When, Where and Who?

			
TIME AND DATE	**PLACE**	**RECORD DATE**	**VOTING**
10:00 a.m., Eastern Time Thursday, May 1, 2025	Online at www.virtualshareholdermeeting.com/CNX2025	March 3, 2025	Shareholders of CNX as of the record date are entitled to vote. Each share of CNX common stock is entitled to one vote for each director nominee and one vote for each of the other proposals to be voted upon at the Annual Meeting.

Proposals and Board Recommendations

Your vote is very important to us and to our business. Please cast your vote immediately on all the proposals to ensure that your shares are represented.

Item	Proposal	Board Recommendation
1	Election of Seven Director Nominees	**FOR each Director**
2	Ratification of the Anticipated Appointment of Ernst & Young LLP ("EY") as CNX's Independent Auditor for the Fiscal Year Ending December 31, 2025	**FOR**
3	Advisory Approval of CNX's Named Executive Officer Compensation	**FOR**

Director Nominees

The following table and accompanying graphs provide summary information about our directors as of March 3, 2025. Each director of CNX is elected annually by a majority of votes cast.

					Current Committee Memberships			
Name	**Age**	**Director Since**	**Occupation**	**Independent**	**AC**	**CC**	**ESCR**	**NCG**
Robert O. Agbede	69	2022	Chairman and Chief Executive Officer of Chester Group Inc. and Chairman and Chief Executive Officer of Chester LNG, LLC	✓	•	•	•	•
J. Palmer Clarkson	68	2017	Chairman of The Lake Doctors, Inc. and Former President and Chief Executive Officer of Bridgestone HosePower, LLC	✓		•	☆	•
Nicholas J. Deluliis	56	2014	President and Chief Executive Officer of CNX	✗			•	
Maureen E. Lally-Green	75	2013	Professor of Law Emerita (adjunct) and Former Dean of Kline School of Law of Duquesne University; Former Judge —Superior Court of Pennsylvania	✓		•	•	☆
Bernard Lanigan, Jr.	77	2016	Chairman and Chief Executive Officer of Southeast Asset Advisors, Inc. and Chairman of Lanigan & Associates, P.C.	✓	☆		•	•
Ian McGuire, Chairman	46	2019	Founder, Investment Partner of Tempus Partners	✓	•	☆	•	
William N. Thorndike, Jr.	61	2014	Managing Partner of The Cromwell Harbor Partnership	✓	•	•	•	

☆ *Committee Chair*
AC *Audit Committee*
CC *Compensation Committee*
ESCR Environmental, Safety and Corporate Responsibility Committee ("ESCR")
NCG Nominating and Corporate Governance Committee ("NCG")



DIVERSITY

2
Nominees
Diverse
29%
Gender, Racial, Ethnic Diversity
5
Nominees
Non-Diverse

BOARD TENURE[(1)]

1
Nominee
0-4 Years
5
Nominees
> 7 Years
Average Tenure
8.4
1
Nominee
5-7 Years

BOARD AGE

1
Nominee
Under 55
2
Nominees
Over 70
Average Age
65.2
4
Nominees
Between 55 and 70

BOARD INDEPENDENCE

1
Nominee
Not Independent
6
Nominees
Independent
86%
Independent

(1) Director tenure was calculated based on the month and year of a director commencing service and through March 3, 2025.

Who We Are and What We Stand For

CNX proudly produces the energy that is the catalyst to a more prosperous, energy secure, and sustainable future. The energy we develop drives technological advancements that fuel economic growth and improve the quality of life in our communities and beyond.

At CNX, our mission is to empower our team to embrace and drive innovative change that creates long-term per share value for our investors, enhances our communities, and delivers energy solutions for today and tomorrow. As one of the largest, most efficient, and environmentally sustainable sources of natural gas in the world, Appalachia has the tools to become the epicenter for skilled labor job creation while lowering regional, national, and global carbon emissions. We are putting these tools to use and investing in new markets for natural gas and derivative products, beginning with Appalachia. It is the very definition of our Appalachia First strategic vision: leveraging the resources, dedicated workforce, and manufacturing prowess that already exists here to generate more jobs and economic activity, improve air quality, encourage partnerships with labor organizations, and strengthen our existing regional supply chain.

Since the launch of our Appalachia First vision, a diverse coalition of labor, business, and elected leaders have embraced a similar mindset, joining us in our efforts. We view our successes and the partnerships we have forged as evidence that we are delivering on our promises, and that **we were right to bet on #AppalachiaFirst**.

We have lived by our core values (outlined below) since our company's founding over 160 years ago: putting the people of Appalachia first by prioritizing investments and utilizing home-grown resources that make a Tangible, Impactful, Local difference.

- *Responsibility:* Be a safe and compliant operator; be a trusted community partner and respected corporate citizen; act with pride and integrity.
- *Ownership:* Be accountable for our actions and learn from our outcomes, both positive and negative; be calculated risk-takers and seek creative ways to solve problems; be prudent capital allocators.
- *Excellence:* Be a lean, efficient, nimble organization; be a disciplined, reliable, performance-driven company; be an inclusive team treating each other with fairness and respect.

Grounded in our Appalachia First vision and supported by our core values, CNX's Sustainable Business Model (SBM) and initiatives position us as a leader in the energy industry. Our legacy of innovation and forward-thinking has kept us ahead of the curve on crucial issues in our sector, region, and the world. Sustainability is central to our strategy for value creation and our methodical focus on prudent capital allocation. Our strategy is to foster an SBM that applies the nonreplicable advantages of our stacked pay acreage development, integrated midstream assets, and premium low carbon gas and technology products that lead to a business with low methane intensity, low cost operations, and the generation of regular and substantial free cash flow (FCF). We then prioritize injecting that FCF back into our business through investments in people and assets, investments in our communities, and returning capital to our shareholders and debt holders.

Business/Strategic Highlights

Despite one of the lowest commodity price environments in recent years, in 2024 CNX continued to successfully execute on its long-term strategy of disciplined capital allocation and diligent execution of its Sustainable Business Model to generate long-term value for shareholders. Highlights from 2024 include:

- **Twenty Consecutive Quarters of Positive FCF.** CNX generated $816 million of net cash provided by operating activities and $331 million in FCF for 2024, resulting in twenty consecutive quarters of positive FCF. [1] Since the start of our 7-year plan in 2020 when we forecasted FCF generation of over $3.0 billion through the end of 2026, our differentiated business model has resulted in cumulative FCF generation of approximately $2.2 billion through the end of 2024.[1]

- **Return of Value to Shareholders.** In 2024, CNX repurchased 7.4 million shares for $181 million at an average price of $24.56 per share. Since the peak share count in the third quarter of 2020, CNX has retired approximately 81 million shares, or 36% percent of its outstanding shares at prices we believe represent a substantial discount to our intrinsic per share value.

- **Balance Sheet Maintenance.** CNX also focuses on maintaining a healthy balance sheet, ending 2024 with approximately $2.2 billion in total long-term debt and $2.1 billion in net debt.[1] As of the end of 2024, the weighted-average maturity of our senior unsecured debt maturities is 5.5 years and continues to provide the capital allocation flexibility to take advantage of any capital market disconnects or other opportunities that may arise. Additionally, in January 2025, CNX issued $200 million in additional Senior Notes due in 2032 and intends to use most of the net proceeds to pay down borrowings under our senior secured revolving credit facility related to the acquisition of the natural gas upstream and associated midstream business of Apex Energy II, LLC, which closed in January 2025.

- **Efficiently Developing Our Core Assets.** In 2024, CNX's capital program resulted in the development of 754 Bcfe, representing a 1.37x proved developed replacement ratio, and bringing the total proved developed reserves at year-end 2024 to 6.1 Tcfe after adjusting for asset sales, price, production and revisions. Finding and development costs for this activity, when including midstream and water infrastructure investments, were $0.49 per Mcfe. The ability to efficiently develop and replace our producing reserves year after year is core to the creation of long-term per share value.

- **Low Carbon Intensity Premium Products.** In 2024, CNX generated $83 million in FCF through the monetization of environmental attributes associated with coal mine methane (CMM) from our waste methane abatement operations in Virginia and Pennsylvania. We expect to continue to monetize similar levels of environmental attributes into the low carbon electricity market via the Pennsylvania Alternative Energy Portfolio Standard (AEPS) program. Longer-term, we will continue to focus on expanding our premium, low carbon intensity CMM product into additional compliance markets and emerging markets - such as manufacturing, data centers, transportation, and aviation - that are seeking to decarbonize their supply chain. Examples of the CNX team's progress in 2024 include:

  - Federal recognition of CMM's inherent value through inclusion of CMM into the Department of Energy's Greenhouse gases, Regulated Emissions, and Energy use in Technologies (GREET) life cycle assessment model as well as the 45V Hydrogen Production Tax Credit final rule as an approved fuel stock for hydrogen production.

  - Leveraging CNX's proprietary and patent pending technology, collaborated with Deep Well Services to launch AutoSep[SM] Technologies, a joint venture oilfield service company providing step change improvement to conventional flowback operations.

  - With NuBlu Energy, jointly launched ZeroHP CNG™, an innovative production technology that redefines compressed natural gas (CNG) by eliminating the need for mechanical compressors, and Clean mLNG™, a micro-scale liquified natural gas (LNG) liquefaction solution that enables the cost-effective production of small-scale LNG without sacrificing performance.

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(1)   FCF and Net Debt are financial measures not calculated in accordance with U.S. generally accepted accounting principles ("GAAP"). Reconciliations of non-GAAP measures to the nearest GAAP measures are set forth in Appendix A to this Proxy Statement.

Environmental, Social, and Governance ("ESG") Highlights

In conjunction with CNX's commitment to its Appalachia First vision, we focus on ESG initiatives that are Tangible, Impactful and Local. Examples of our approach to ESG in 2024 are as follows:

Environmental Stewardship

CNX's approach to environmental stewardship aligns with our long-standing presence in communities across Appalachia. While producing the affordable, reliable, and safe energy that our communities need, CNX seeks to reduce its environmental footprint and preserve the quality of the region's air and water for future generations. In 2024, we achieved this in the following Tangible, Impactful, Local ways:

● **Radical Transparency - Creating Mutual Trust through Facts and Data.** As CNX's novel Radical Transparency program advanced across operating areas, initial results from continuous monitoring by a third-party in 2024 demonstrated CNX site-level emissions are far below nationally-designated air quality standards. Importantly, no sustained levels of particulate matter (PM2.5) or BTEX volatile organic compounds were observed during any phase of development. Within the first year of the Radical Transparency program, hundreds of thousands of datapoints were collected, reported to PA DEP, and transparently posted simultaneously on the CNX website. The number of CNX sites equipped with Radical Transparency monitoring equipment continues to grow, with active and archived sites (both well pads and compressor stations) contributing to the real-time feed of air, water, and chemical data. For more information and to review real-time data visit www.cnx.com/sustainability-radical-transparency/environment-and-radical-transparency/monitoring-sites/.

● **Executive Pay - Tied to Methane Emissions Reductions.** In 2024, CNX continued the practice of tying 10% of long-term executive compensation to methane emissions reduction targets that are significantly lower than published global benchmarks. This objective performance metric further demonstrates our commitment to tangible methane emissions reduction. For the fourth straight year, CNX outperformed the established targets.

● **Community Engagement - Transparency, Dialogue, and Active Listening.** At its core, Radical Transparency is about open-sourcing environmental data, but it's also our way of being open with stakeholders and our local communities and constantly fielding questions and seeking feedback. Through a combination of data-driven efforts and hosting community open houses so local residents can directly interact with CNX employees, we're learning more about our communities' individual needs and are able to adapt operations to best fit each operating area. CNX continues to engage with our key stakeholders and industry participants to further this initiative.

● **Emissions Reduction Task Force - Innovating to Reduce Emissions Footprint.** With Appalachian natural gas already boasting the lowest methane intensity of all producing regions in the nation, CNX takes these qualities to the next level through an Emission Reduction Task Force that's always innovating to further reduce our emissions footprint. During 2024, we continued to invest into various technologies to reduce methane emissions, and we have succeeded in significantly reducing operational methane intensity. A detailed description of our methane reduction program is available on our website, along with detailed monthly data with regard to our leak detection and repair program.

Social Responsibility

CNX is focused on enabling underserved communities in Appalachia to achieve prosperity. Below are Tangible, Impactful, Local ways CNX took action in 2024:

● **Words in Action.** Since 2022, CNX's Board has approved an aggregate reduction in our CEO's annual compensation in the amount of $5.5 million, including a $1.5 million reduction approved in 2025. The Board then determined to support expansion of the following efforts of the CNX Foundation:

- Leveraging existing partnerships with school district administrators in areas in the region where CNX operates to eliminate school lunch debt for families struggling to keep up;

- Honoring Appalachia's legacy of military service by supporting projects and initiatives directly benefitting veterans in need through locally focused government and private organizations in areas in the region where CNX operates; and

- Working with local healthcare providers, utilities, and businesses to relieve debt related to essential needs for the underserved in areas in the region where CNX operates.

- **CNX Foundation.** In 2024, the CNX Foundation contributed $3.7 million through 144 initiatives aligned with its Tangible, Impactful, Local focus on community support. These efforts are part of CNX's pledge to invest in local initiatives supporting underserved communities within our operational footprint. CNX Foundation principles are also embodied by CNX employees, who in 2024 volunteered over 3,500 hours, including over 1,250 hours during the CNX Impact initiative, our season of giving. For more information regarding the CNX Foundation and its commitment to our community visit: www.cnx.com/foundation/.

- **The Headquarters at CNX.** The Headquarters at CNX provides world-class workspace at our corporate office to small businesses, including minority- and women-owned businesses, educational institutions, and non-profit organizations, emphasizing support for the same Tangible, Impactful, Local causes in which the CNX Foundation invests. With the addition of three new tenants in 2024, the Headquarters at CNX is at 92% capacity, providing workspace to 29 total tenants. In August 2024, the Indiana University of Pennsylvania's Criminal Justice Training Center (CJTC) opened a new location at the Headquarters at CNX, serving as the Pittsburgh region's satellite for the CJTC's Act 120 Municipal Police Academy. Thousands of officers from municipalities across Pennsylvania have been trained at the CJTC since 1975, and currently, more than 99% of graduates are hired as officers in cities, boroughs, townships, and municipalities in Pennsylvania. The new satellite center at the Headquarters at CNX will provide more opportunities for municipal departments in the Pittsburgh region who have vacancies, and for potential officers who wish to stay in the region.

- **CNX Mentorship Academy.** 2024 marks the fourth year of the CNX Foundation's Mentorship Academy and our commitment to connecting our region's urban and rural young adults to family sustaining careers in Appalachia. Highlights for 2024 include:
  - Enrollment for the 2024 – 2025 cohort reflects a 44% growth from the prior year, with overall enrollment reaching 122 students across 28 schools/school districts. The Mentorship Academy also increased direct school partnership by 50%, resulting in 14 HUBs across 5 Pennsylvania counties – Allegheny, Armstrong, Indiana, Washington, and Westmoreland. These partnerships not only allow for improved recruitment, but strengthen the connection between CNX and the communities we serve with continuous direct engagement through programming.
  - More than half of 2024 Mentorship Academy graduates secured full-time employment in a target industry, or a coveted paid internship exclusive to Mentorship Academy graduates in healthcare, building trades, corporate support, or the Short Service Employee (SSE) internship in Energy.
  - The innovative Energy SSE internship launched by the Mentorship Academy in July 2024 links local communities with opportunities in the evolving local energy sector. The paid 20-week internship allows students to jumpstart their careers by rotating through leading industry companies, obtaining resume-boosting experiences and credentials. As of early 2025, 75% of participants in the Energy SSE internship gained full-time employment through one of the partnering companies.

Corporate Governance

Strong corporate governance and a culture of compliance are the foundation of our Sustainable Business Model, which drives innovation to pursue emerging opportunities while managing risk responsibly and transparently across the enterprise, and creating sustainable long-term value for our shareholders.

- **Independent and Effective Board Oversight.** Six out of seven directors are independent, and the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board are comprised entirely of independent directors. An independent director serves as chairperson, creating accountability and enhancing clear and consistent communications to our shareholders and others. Non-employee directors meet regularly in executive session without the presence of management.

- **Risk Management Focus at All Levels.** Our risk management culture starts at the top, with regular presentations from subject-matter experts to the Board regarding material risks affecting CNX, including economic, environmental, cybersecurity, and social issues. Risk management strategies adopted by the Board are translated into corresponding policies and operational procedures, ensuring effective management and accountability. Employees throughout the organization are trained and incentivized to mitigate risk and put compliance into practice.

- **Proactive Engagement with Shareholders.** CNX values shareholder input and regularly engages in discussions with major shareholders on various topics, enabling CNX to align corporate governance practices and compensation policies with shareholder feedback.

- **Ownership Stake Promotes Strong Governance.** As of the record date, our directors and named executive officers owned 4.59% of the outstanding shares of CNX. CNX's current directors and named executive officers have not disposed of shares of CNX stock (excluding in connection with tax withholding) since assuming their current roles, which extends back as far as 2011. In addition, since the first quarter of 2024 through the record date, CNX employees have retained approximately 88% of the value of CNX shares delivered under the Corporation's LTIC program during such period. These visible commitments demonstrate the confidence that our team has in CNX's Sustainable Business Model, the foundation of which is strong corporate governance.

Compensation Highlights

CNX's compensation philosophy is to provide a total compensation package that will attract and retain employees. This starts with a competitive base salary and traditional benefits package (such as 401(k), health insurance, vacation time, etc.). All full-time employees are also included in our Short-Term Incentive Compensation ("STIC") program, which awards an annual bonus, contingent on a blend of corporate financial performance (in other words, adjusted FCF per share) and individual contributions. Certain key employees and managers also participate in our Long-Term Incentive Compensation ("LTIC") program, which awards those employees with restricted stock units ("RSUs") that generally vest over a three-year period. Senior management and other key personnel may also receive performance share units ("PSUs"), including ESG PSUs specifically tied to achieving methane intensity reduction targets, which PSUs are designed to promote retention and further align overall compensation with CNX's long-term objective of creating shareholder value.

COMPENSATION STRUCTURE



Highlights from our 2024 compensation program include:

- **Continued Focus on Performance-Based Compensation.**
  - We continued the practice of designating 40% of our LTIC program as PSUs that will vest, if earned, based on Total Shareholder Return and Absolute Stock Price performance metrics.
  - We again designed our LTIC program to include 10% ESG PSUs that will vest, if earned, if CNX meets methane emission intensity reduction targets. If we fail to meet those targets, our executives will forfeit 10% of their LTIC award for that year. This objective measure demonstrates our commitment to linking compensation to performance and reinforces our specific focus on ESG performance.

- **CEO Investment Embodies Tangible, Impactful and Local Approach.** In 2024, our Board and CEO agreed to reduce the CEO's LTIC grant by $1.5 million and redirected those funds to the CNX Foundation, helping to support the expansion of the CNX Foundation's efforts in a way that is most beneficial to the region and to the shareholder owners of CNX. Initiatives supported in 2024 include:
  - Extending elements of the successful Mentorship Academy concept in collaboration with the Community College of Allegheny County to remove barriers and create career pathways in the region's evolving energy economy for local trade members, veterans, survivors of domestic violence and opioid addiction, and the formerly incarcerated;
  - Supporting community-directed investments specifically targeted at CNX's Westmoreland County, Pennsylvania operational footprint through engagement with communities; and
  - Expanding existing community-based partnerships that are making a Tangible, Impactful, Local impact, including with Pittsburgh-based Outreached Arms, Washington County's LeMoyne Center, and other key partners of the CNX Foundation.

- **CEO Pay Bucking Trends.** In times when CEO pay is increasing, CNX's CEO pay is trending in the opposite direction. In addition to the Board approving a reduction in the aggregate amount of $5.5 million of the CEO's LTIC compensation over the last four years, at the encouragement of our CEO, the Board has not increased his regular annual base salary since 2015. Our CEO Pay Ratio has decreased from 72:1 in our 2020 proxy disclosure to 38:1 in 2024 - compared to a benchmarking analysis of companies listed in the Dow Jones U.S. Oil & Gas Index completed in February 2025, CNX's CEO Pay Ratio is less than half of the average CEO Pay Ratio of over 100:1 disclosed by such companies. This trend is directly attributable to our Board and CEO's commitment to reinvesting in our business, our employees, and our local communities.

Board of Directors Information

Board of Directors and its Committees

How We Think About Board Composition: Cohesive and Right-Sized

Our commitment to disciplined capital allocation and generating long-term intrinsic per share value requires close alignment and careful consideration of our business objectives. This is why CNX believes in having a tight-knit Board with each of its members contributing their own unique perspectives to help CNX achieve its mission.

The importance we place on having the right mix of Board members cannot be understated. We consider our Board size a key strength, fostering open dialogue, nimble decision-making, transparency, and full engagement. We also believe that diversity of perspective leads to diversity of thought, a concept evident in our Board architecture. Finally, we expect a substantial time commitment from each of our directors to engage in impactful discussions about our business.

Our Board regularly discusses succession planning and actively considers what skills and perspectives, including diversity mix, it would benefit from most. The Board intends to continue such discussions over time in a manner designed to both preserve the character of our Board and support CNX's business needs.

The Corporation does not have established term limits or set an arbitrary retirement age for Directors in the belief that continuity of service and the contributions of Board members who have developed an in-depth understanding of the Corporation and its business over time bring a seasoned approach to the Corporation's governance. The Corporation's policy regarding director tenure and retirement is determined on a case-by-case basis depending upon various factors, including the capabilities and experience of the director and his or her history of service on the Board. The NCG Committee reviews annually the appropriateness of each director's continued service.

Periodic Board Evolution

The Board seeks to maintain an effective, well-rounded, diverse, and financially literate Board.

BOARD PROCESS FOR IDENTIFICATION AND REVIEW OF DIRECTOR CANDIDATES TO JOIN OUR BOARD


Independent Directors
Shareholders
Employees
3rd Party Services
Potential Candidates
In-Depth Review
Screen qualifications
Consider diversity
Review independence
Review potential conflicts
Meet with directors
Recommended Selected Candidates for Appointment to our Board
Results
7
New Directors Since 2013 (100% of the Board)

Board Leadership Structure

Pursuant to the Corporation's Corporate Governance Guidelines, upon the recommendation of the NCG Committee, the Board will annually elect a chairperson from among the directors. The chairperson is principally responsible for communicating with the Board members and presides at all meetings of the Board. The chairperson also has such powers and performs such other duties as from time to time may be assigned to him or her by the Board, including:

- Providing leadership to the Board;
- Approving the schedule and agenda for the applicable Board meeting(s) as well as information to be sent to the Board, determining whether there are major risks which the Board should focus on at the meeting(s), and facilitating communication among the directors;
- Authority to direct the CEO (if a different person from the chairperson) or Corporate Secretary to call a special meeting of the Board or of the independent members of the Board;
- Providing advice and guidance to the CEO, as requested by the CEO;
- Providing strategy insight and guidance to the Corporation; and
- Authority to consult directly with major shareholders, including assisting with investor relations activities of the Corporation, when requested and appropriate to do so.

The Corporation's current Board leadership structure provides for the annual appointment of a non-employee chairperson of the Board. Mr. Thorndike, an independent director, served as our Chairman of the Board from 2016 until stepping down in 2025, at which time the Board appointed Mr. McGuire, an independent director, as Chairman of the Board. The Board believes that an independent chairperson creates accountability and enhances the communication of a clear and consistent message to our shareholders and others.

In the event that the director serving as Chairperson of the Board is not independent, the Board will, upon the recommendation of the NCG Committee, designate one of its independent members who has served as a director of the Corporation for at least one year to serve as Lead Independent Director of the Board, with the following specific duties and responsibilities:

- To act as a liaison between the chairperson and the independent directors;
- To preside at all meetings of the Board at which the chairperson is not present, including executive sessions of the independent directors;
- To review and approve with the chairperson the schedule of meetings, meeting agendas and type of information to be provided for each of the applicable Board meetings and review with the chairperson whether there are risks which the Board should focus upon at such meetings;
- Authority to direct the CEO or Corporate Secretary to call a special meeting of the independent directors;
- Authority to consult directly with major shareholders, when requested and appropriate to do so; and
- To perform such other duties as may from time to time be delegated to the lead independent director by the Board.

All CNX Board members (except the CEO) are independent. In addition, our Audit Committee, Compensation Committee and NCG Committee are composed entirely of independent directors. We believe that this composition enhances our commitment to independent risk oversight.

Board Diversity Philosophy

Pursuant to its charter, the NCG Committee, in reviewing individuals for Board membership, will include among the attributes it considers an individual's diversity of background, including gender, race, and ethnicity. This policy is consistent with CNX's long-standing goal to have a Board with diverse personal and professional backgrounds, experience, and perspectives that, when combined, provide a varied portfolio of experience and knowledge that will address clear and tangible business needs that align with CNX's long-term strategies. The NCG Committee assesses the effectiveness of this policy in promoting a diverse Board as part of its regular review of CNX's governance practices, through the annual Board and committee evaluation processes, and by monitoring changes in the Board's composition and diversity mix along a variety of dimensions over time.

Board Diversity Matrix

Below is a matrix demonstrating the current composition of our Board, 29% of which consists of directors self-identifying as diverse in either gender or race/ethnicity. CNX maintains a small, tight-knit Board that fosters nimble decision-making, and we strive to preserve that dynamic while evaluating ways to promote diversity and inclusivity on our Board.

Board Diversity Matrix (As of March 3, 2025)

Total Number of Directors (7)

	Female	Male
Part I: Gender Identity		
Directors	1	6
Part II: Demographic Background		
African American or Black	—	1
Alaskan Native or Native American	—	—
Asian	—	—
Hispanic or Latinx	—	—
Native Hawaiian or Pacific Islander	—	—
White	1	5
Two or More Races or Ethnicities	—	—
Did Not Disclose Demographic Background	—	—

Board Skills Matrix

Our Board strives to include directors with a varied background and skill set. Below is a summary table encapsulating certain key skills our directors possess and a brief description of the importance of each:

	Senior Officer/ Leadership	Finance/ Accounting	Industry/ Technical	Business Strategy	Legal	Risk Management
Robert O. Agbede	●		●	●		●
J. Palmer Clarkson	●	●	●	●		●
Nicholas J. Deluliis	●	●	●	●	●	●
Maureen E. Lally-Green	●				●	●
Bernard Lanigan, Jr.	●	●		●		●
Ian McGuire	●	●		●		●
William N. Thorndike, Jr.	●	●		●		●

Note: The lack of a mark in a specific category is not indicative of a director nominee lacking that particular skill. We rely on the unique knowledge and experience of all our directors in each of these categories (and others). The above table is merely meant to illustrate areas in which certain directors, through their experience, are particularly qualified to provide guidance to CNX.

Senior Officer/Leadership Experience: Directors with senior leadership experience provide valuable insights about, and practical solutions to, common issues facing the Corporation and the natural gas industry at large.

Finance/Accounting Expertise: Directors with backgrounds in financial services and accounting bring tremendous value to our Board when advising on strategic capital allocation decisions and in analyzing public company reporting requirements.

Industry/Technical Expertise: We believe that technical expertise, including those directors with a background in engineering, and in particular experience in the natural gas industry, is particularly beneficial to our Board as it considers operational performance and other issues specific to our business.

Business Strategy Expertise: Many of our directors possess decades of experience successfully guiding businesses through strategic decision-making processes. CNX leverages this breadth of experience to assist in developing strategies to help it achieve its long-term goal of creating shareholder value while simultaneously enhancing our communities and delivering energy solutions for today and tomorrow.

Legal Expertise: We value directors with legal skills and a history of promoting compliance with all aspects of internal policies and external regulations and laws applicable to our business.

Risk Management Expertise: Identifying, assessing, and mitigating risk is a core principle of any successful business. CNX seeks out directors with a deep understanding of the existing risks that our business faces and the ability to quickly identify and address new risks that may arise.

Communication with the Board of Directors

Shareholders and other interested persons who wish to communicate with the Board as a whole, any committee of the Board, individual directors, our independent directors as a group, or the Chairperson of the Board may do so by writing to the Board at Corporate Secretary, CNX Resources Corporation, CNX Center, 1000 Horizon Vue Drive, Suite 400, Canonsburg, PA 15317, or by sending an e-mail to *directors@cnx.com*. The Corporate Secretary will relay all such communications to the Board as a whole, to individual directors, or to the Chairperson of the Board (as appropriate) at the next regularly scheduled Board meeting (or earlier as necessary) except for spam, junk mail, mass mailings, solicitations, resumes, job inquiries or other matters unrelated to the Corporation. Communications that are intended specifically for the Chairperson of the Board or a particular director should be sent to the street address or e-mail address noted above, to the attention of the Chairperson of the Board or the particular director, as intended. Information concerning how to communicate with the Board is also included on CNX's website at *www.cnx.com*.

Director Resignation Policy

Our Amended and Restated Bylaws ("Bylaws") provide that if an incumbent director is not elected at a meeting for the election of directors and no successor has been elected at such meeting, the director is expected to promptly tender his or her resignation to the Board. The NCG Committee will make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board will act on the tendered resignation, taking into account the NCG Committee's recommendation, and publicly disclose its decision and the underlying rationale in a press release, a filing with the SEC or other broadly disseminated means of communication within 90 days from the date of the certification of the election results.

Corporate Governance Web Page and Available Documents

We maintain a corporate governance page on our website at *www.cnx.com*. The following documents are currently included on our website (under the "Corporate Governance" tab of the "About Us" page):

- Amended and Restated Bylaws;
- Corporate Governance Guidelines;
- Code of Director Business Conduct and Ethics;
- Code of Employee Business Conduct and Ethics, which covers all employees of CNX, including executives;
- Charters of the Audit, NCG, Compensation, and ESCR Committees;
- Compliance Reporting Policy;
- Health, Safety and Environmental Policy;
- Human Rights Statement;
- Internal Auditing Charter;
- Related Person Transaction Policy and Procedures; and
- Supplier Code of Conduct.

We also will provide a printed copy of these documents, free of charge and upon request, to shareholders who contact the Investor Relations department in writing at CNX Resources Corporation, CNX Center, 1000 Horizon Vue Drive, Suite 400, Canonsburg, Pennsylvania 15317. These documents address important principles and corporate governance processes.

Risk Management

THE BOARD

- Oversees our risk management policies and practices, assesses major risks facing CNX, and reviews options for risk mitigation.
- Monitors risks that have been delegated to a particular committee through reports provided by the respective committee chairpersons at each regularly-scheduled Board meeting.
- Meets regularly with management to evaluate risks and develop corresponding mitigation strategies to facilitate a culture of compliance at CNX.

Audit Committee

- Discusses processes and procedures regarding risk assessment/management, including the risk of fraud.
- Reviews and assesses the quality and integrity of CNX's public reporting, compliance with legal and regulatory requirements, the performance and independence of CNX's independent auditors, the performance of the internal audit department, the effectiveness of CNX's disclosure controls and procedures, and the adequacy and effectiveness of our risk management programs.
- Reviews and assesses CNX's major financial, legal and similar risk exposures and the steps that management has taken to monitor and control such exposures.

ESCR Committee

- Reviews with management the quality of CNX's procedures for identifying, assessing, monitoring and managing the principal risks in the Corporation's business associated with protection of the environment, safety, corporate responsibility and security matters (including cybersecurity and matters related to data protection and security) and report the ESCR Committee's findings to the Board.
- Reviews any significant environmental, safety, corporate responsibility, public policy, legislative, political and social issues and trends that may materially affect the business operations, financial performance, or public image of the Corporation or the industry, and management's response to such matters.
- Oversees management's monitoring and enforcement of CNX's policies to protect the health and safety of employees, contractors, customers, the public, and the environment.
- Reviews (i) any material compliance issues with health, safety and environmental laws, (ii) any material pending or threatened administrative, regulatory or judicial proceedings regarding health, safety or environmental matters, and (iii) management's response to the foregoing matters.

NCG Committee

- Reviews and advises the Board regarding material corporate governance-related risks.
- Addresses risks associated with our management structure by reviewing, among other matters, the qualifications, experience, diversity and backgrounds of our directors on an annual basis to confirm that our Board is composed of individuals who are capable of providing appropriate oversight to management.

Compensation Committee

- Develops compensation plans designed to align with shareholder interests and reflect investor feedback.
- Reviews and oversees the risk assessment related to CNX's compensation programs and reports the results to the Board.
- Oversees management development plans and activities, including succession planning.

MANAGEMENT

- Identifies, communicates and discusses the risks affecting CNX, its subsidiaries, and our business through regular presentations to the Board and appropriate committees (as determined by the subject of the particular risk), including reviewing financial and ESG-related matters.
- In 2024, in connection with each meeting of the Board, the CEO performed an analysis of the material risks that could affect CNX and communicated those results to the Board.

Committees of the Board of Directors

Our Board has four standing committees: Audit, Compensation, NCG, and ESCR. Actions taken by our committees are reported to the full Board. Each of our standing committees has a written charter, which is accessible on our website (www.cnx.com) under the "Governance" tab of the "About Us" page. In January 2025, the Board determined that all members of each of the Audit, Compensation, and NCG Committees were independent under the current listing standards of the New York Stock Exchange (the "NYSE") and other applicable regulatory requirements. See "*Determination of Director Independence*" for additional information regarding the Board's independence determinations with respect to its members.

Audit Committee

RESPONSIBILITIES	FOUR INDEPENDENT BOARD MEMBERS
• Assist our Board in its oversight of the integrity of our financial statements, CNX's compliance with its legal and regulatory requirements, the independent auditor's qualifications, independence and performance, and the performance of CNX's internal audit function;	
• Review significant accounting principle and financial statement presentation issues, including significant changes in accounting principles and issues with the adequacy of the Corporation's internal controls; and	
• Prepare the Audit Committee Report.	

Our Board has determined that all members of the Audit Committee are financially literate. Our Board has also determined that each of Messrs. Lanigan, McGuire, and Thorndike qualifies as an "audit committee financial expert" under applicable SEC Rules and is independent under the current listing standards of the NYSE, SEC rules, and other applicable regulatory requirements. A copy of the Audit Committee Report for the 2024 fiscal year is included in this Proxy Statement.

Compensation Committee

RESPONSIBILITIES	FIVE INDEPENDENT BOARD MEMBERS
• Establish and oversee compensation plans and programs for non-employee directors and executive officers;	
• Review the performance of executive officers and award or recommend incentive compensation, as appropriate, based upon performance;	
• Review and monitor our management development and succession plans and activities;	
• Appoint and oversee any outside compensation consultants; and	
• Prepare the Compensation Committee Report.	

Our Compensation Committee's charter generally permits it to delegate its authority, duties and responsibilities or functions to one or more members of the Compensation Committee or to the Corporation's officers when appropriate, consistent with applicable laws, regulations, and listing standards. The terms of our Executive Annual Incentive Plan and CNX Resources Corporation Amended and Restated Equity and Incentive Compensation Plan (the "Equity and Incentive Compensation Plan") also permit our Compensation Committee to delegate certain of its powers and authority under such plans to our officers. In accordance with applicable law, the Compensation Committee authorized our CEO to grant during 2024 an aggregate of up to 715,000 shares of our common stock (in the form of equity incentive awards) and annual cash incentive awards to our non-executive employees in compliance with the terms and conditions of such delegation, the plans and applicable laws and regulations.

Our Compensation Committee periodically reviews the compensation paid to our non-employee directors and the principles upon which their compensation is determined. The Compensation Committee also periodically reports to the Board on how our non-employee director compensation practices compare with those of other similarly situated public corporations and, if the Compensation Committee deems it appropriate, recommends changes to our director compensation practices to our Board for approval.

For additional information regarding the Compensation Committee's processes and procedures for reviewing and determining executive officer compensation, see "*Compensation Discussion and Analysis*".

NCG Committee

RESPONSIBILITIES	FOUR INDEPENDENT BOARD MEMBERS

- Identify individuals qualified to serve as members of the Board;
- Provide recommendations to the Board as to (i) its structure and operations and (ii) CNX's corporate governance principles;
- Annually review and recommend to the Board the appropriate size, function, and needs of the Board;
- Recommend to the Board the responsibilities of the Board committees, including each committee's structure, operations, and delegation authority;
- Oversee the annual evaluation of the Board and the other Board committees and management, and report to the Board the results of such evaluations;
- Annually recommend to the Board the slate of director nominees to be elected by shareholders at the annual meeting, taking into consideration nominees submitted by shareholders, and, where applicable, to fill Board vacancies; and
- Annually review and assess CNX's Corporate Governance Guidelines and recommend any changes to the Board.

The NCG Committee will consider director candidates recommended by shareholders. Shareholders wishing to submit candidates for election as directors should submit the names of such candidates to the Corporate Secretary, CNX Resources Corporation, CNX Center, 1000 Horizon Vue Drive, Suite 400, Canonsburg, PA 15317. See *"Additional Matters"* for more information on submitting director nominations. Director nominees are selected based upon contributions that they can make to CNX. Director nominees must have experience in positions with a high degree of responsibility and leadership experience. In addition, in assessing the Board's membership needs, the NCG Committee generally seeks to maintain a Board that consists of individuals who demonstrate judgment and ability to assess Corporation strategy, business plans, management evaluation, and other key issues, and who are competent in the following areas: general industry knowledge; accounting and finance; ability to make sound business decisions; management; leadership; knowledge of international markets; business strategy; crisis management; corporate governance; and risk management.

The NCG Committee's process for identifying and evaluating director nominees is as follows:

(i) determine what types of backgrounds, skills, and attributes are needed to help strengthen and balance the Board, taking into account the competencies described above, as well as diversity of background and experience;

(ii) at appropriate times, actively seek individuals qualified to become new members of the Board, including through the review of candidates submitted by our independent directors, executive officers and shareholders, or by third-party search firms;

(iii) evaluate potential nominees by considering the competencies described above and our Board skills matrix, and conducting interviews (the evaluation process is the same for all candidates, including candidates recommended by shareholders); and

(iv) recommend to the Board the slate of director nominees to be elected by the shareholders at CNX's next annual meeting of shareholders.

ESCR Committee

RESPONSIBILITIES	SEVEN (SIX INDEPENDENT) BOARD MEMBERS

- Oversee policies and management systems for environmental, safety, corporate responsibility and security matters (including cybersecurity and matters related to data protection and security);
- Review CNX's strategy, including objectives and policies, relative to the protection of the environment, safety of employees, contractors, customers and the public, as well as issues of corporate responsibility and security (including cybersecurity and matters related to data protection and security);
- Review any material compliance issues with health, safety and environmental laws, any material pending or threatened administrative, regulatory, or judicial proceedings regarding health, safety or environmental matters, and management's response to the foregoing legal matters; and
- Review any significant environmental, safety, corporate responsibility public policy, legislative, political and social issues and trends that may materially affect the business operations, financial performance or public image of CNX or its industry, and management's response to such matters.

The ESCR Committee is responsible for advising CNX on all issues relating to environmental, safety, corporate responsibility and security (including cybersecurity). It is the only committee of the Board that includes all of CNX's directors. Additional details about CNX's ESG efforts are located in the "ESG Highlights" section of this Proxy Statement and on CNX's website at www.cnx.com/sustainability-radical-transparency/.

Membership and Meetings of the Board of Directors and its Committees

In 2024, each director named below other than Mr. Thorndike attended 100% of the aggregate of: (i) the total number of meetings held by our Board (during the period for which he or she was a director); and (ii) the total number of meetings held by all Board committees on which he or she served (during the period for which he or she served). Due to health-related issues, Mr. Thorndike attended 70% of the total meetings of the Board and the committees on which he served in 2024, but remained in regular contact with the Board and CEO, participating in key matters.

Committee membership as of March 3, 2025, and the number of meetings held during 2024 are shown in the following table:

	Board of Directors	Audit Committee	Compensation Committee	NCG Committee	ESCR Committee
Robert O. Agbede	Member	Member	Member	Member	Member
J. Palmer Clarkson	Member	—	Member	Member	Chair
Nicholas J. Deluliis	Member	—	—	—	Member
Maureen E. Lally-Green	Member	—	Member	Chair	Member
Bernard Lanigan, Jr.	Member	Chair	—	Member	Member
Ian McGuire	Chairman	Member	Chair	—	Member
William N. Thorndike, Jr.	Member	Member	Member	—	Member
No. of 2024 Meetings	4	8	4	4	4

During 2024, the non-management directors held four executive sessions of the Board. Mr. Thorndike, our former Chairman of the Board and an independent director, served as the presiding director at executive sessions he attended. For all other executive sessions, the presiding director position is rotated among the chairs of the Board committees (Messrs. Clarkson, Lanigan and McGuire and Ms. Lally-Green), all of whom are independent directors.

Board of Directors and Annual Meeting Attendance

The business and affairs of CNX are managed under the direction of our Board. We do not have a policy regarding directors' attendance at our Annual Meetings of Shareholders; however, all directors are encouraged to attend and typically do. All the members of our Board attended the 2024 Annual Meeting.

Director Compensation Table – 2024

The following table sets forth the compensation of our directors for the 2024 fiscal year:

Name[1]	Fees Earned or Paid in Cash[2]	Stock Awards[3]	Option Awards[4]	All Other Compensation	Total
Robert O. Agbede	$ 110,000	$ 180,009	$ —	$ —	$ 290,009
J. Palmer Clarkson	$ 120,000	$ 180,009	$ —	$ —	$ 300,009
Maureen E. Lally-Green	$ 115,000	$ 180,009	$ —	$ —	$ 295,009
Bernard Lanigan, Jr.	$ 125,000	$ 180,009	$ —	$ —	$ 305,009
Ian McGuire	$ 120,000	$ 180,009	$ —	$ —	$ 300,009
William N. Thorndike, Jr.	$ 115,000	$ 400,014	$ —	$ —	$ 515,014

(1) Mr. Deluliis is a member of the Board and President and CEO of CNX. His compensation for the 2024 fiscal year is reported in the Summary Compensation Table — 2024 ("SCT") and other sections of this Proxy Statement. In 2024, Mr. Deluliis did not receive any additional compensation for his service on our Board.

(2) The non-employee directors may elect to receive deferred stock units ("DSUs") and options granted under the Equity and Incentive Compensation Plan in lieu of their cash fees. The cash amounts payable for the 2024 fiscal year and received in the form of DSUs and options in lieu of such cash payments included in this column are as follows (rounded to the nearest whole share): (i) Mr. Agbede: no DSUs or options; (ii) Mr. Clarkson: no DSUs or options; (iii) Ms. Lally-Green: 3,718 DSUs (no options); (iv) Mr. Lanigan: no DSUs or options; (v) Mr. McGuire: 5,173 DSUs (no options); and (vi) Mr. Thorndike: 11,058 options (no DSUs). None of the non-employee directors elected to defer into the Directors' Deferred Fee Plan any portion of their cash fees for the 2024-2025 Board year.

(3) The values set forth in this column are based on the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718, "Compensation-Stock Compensation" ("FASB ASC Topic 718"), excluding the effect of estimated forfeitures. The grant date fair value of the RSU awards is computed based upon the closing price per share of CNX's stock on the date of grant.
A discussion of the relevant assumptions made in the valuation of these awards is provided in Note 15 — Stock-Based Compensation in the Notes to the Audited Consolidated Financial Statements in Part II, Item 8 of the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the "2024 Annual Report"). The values reflect the awards' fair market values at the date of grant, and do not correspond to the actual values that will be recognized by the directors.
As of December 31, 2024, the following directors held RSUs and DSUs relating to CNX common stock in the amounts noted: (i) Mr. Agbede had 7,759 unvested RSUs and 4,389 deferred RSUs; (ii) Mr. Clarkson had 7,759 unvested RSUs, 64,471 deferred RSUs and 50,849 DSUs; (iii) Ms. Lally-Green had 7,759 unvested RSUs, 56,422 deferred RSUs and 15,785 DSUs; (iv) Mr. Lanigan had 111,882 deferred RSUs; (v) Mr. McGuire had 60,008 deferred RSUs and 40,006 DSUs; and (vi) Mr. Thorndike had 249,602 deferred RSUs and 2,100 DSUs. If an RSU was deferred, whether vested or unvested, it is described herein as a deferred RSU.

(4) As of December 31, 2024, the number of exercisable shares underlying option awards held by our non-employee directors was: (i) 22,129 for Mr. Clarkson; (ii) 35,980 for Ms. Lally-Green; (iii) 69,910 for Mr. Lanigan; and (iv) 161,858 for Mr. Thorndike.

Understanding Our Director Compensation Table

We generally use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on our Board. Each of our non-employee directors is entitled to receive annual cash fees for their service, any portion of which may be deferred at such director's election. In lieu of all or any portion of the annual cash retainer otherwise payable to our non-employee directors, directors may elect to receive DSUs, which carry dividend equivalent rights, or nonqualified stock options. Additionally, we reimburse directors for customary travel and related expenses for their attendance at Board or committee meetings. We also have agreements in place with our directors and officers that require CNX to indemnify them under the circumstances provided therein to the fullest extent permitted by the Delaware General Corporation Law. A description of the fees and awards paid to our non-employee directors is set forth below in greater detail.

CNX Non–Employee Director Annual Fees and Awards

Our non-employee director compensation program is set forth in the following table:

Element of Annual Compensation	Dollar Value of Board Compensation (May 2024 - May 2025)
Chair Retainer	$ 100,000
Board Retainer (excluding Chair Retainer)	$ 90,000
Audit Committee Chair Retainer	$ 30,000
Compensation, NCG and ESCR Committee Chair Retainer	$ 20,000
Audit Committee Member Retainer (excluding Committee Chair Retainer)	$ 10,000
Compensation and NCG Committee Member Retainers (excluding Committee Chair Retainers)	$ 5,000
Annual Equity Award (RSUs)	$ 180,000
Chair Equity Award (RSUs)	$ 400,000

The Compensation Committee periodically reviews our non-employee director compensation program. In 2024, with the assistance of data from a consultant retained by management, the Compensation Committee analyzed the competitive position of our non-employee director compensation program against the Corporation's peer group (described below) and determined that the Corporation's non-employee director compensation structure generally aligns with peer group practices and, in fact, positions the Board's compensation below the peer group median. No changes were made to compensation amounts for the 2024-2025 Board year.

For purposes of the 2024 benchmarking analysis, the following companies were included in the peer group: Antero Resources Corporation, Chesapeake Energy Corporation, EQT Corporation, Gulfport Energy, Range Resources Corporation and Southwestern Energy Corporation. The benchmarking analysis was completed prior to the merger of Chesapeake Energy Corporation and Southwestern Energy Corporation during 2024.

CNX Non–Employee Director RSUs

In 2024, non-employee directors received their Annual Equity Award in the form of RSUs. Each RSU represents the right to receive one share of common stock following the vesting date of that unit. Non-employee director RSU awards generally vest upon the earlier to occur of: (i) the one-year anniversary of the grant date or (ii) the date of the next Annual Meeting of Shareholders (and the directors have the ability to defer receipt of the shares). A director is not entitled to shareholder rights, including voting rights and/or dividend rights with respect to the shares underlying an RSU award, until such shares become vested and are issued to the director. Should a regular cash dividend be declared on the Corporation's common stock at a time before the shares subject to a RSU award become vested and are issued, then the holder of the RSU will be entitled to dividend equivalent rights equal to the cash dividend declared on the shares. Dividend equivalent rights are converted into shares underlying the RSUs in accordance with a pre-established formula. The additional shares resulting from this calculation will be subject to the same terms and conditions as the unissued shares of common stock to which they relate under the award. CNX does not currently pay dividends on its common stock.

The non-employee director RSU award agreements provide that in the event of death or disability or upon the completion of a change in control, all shares subject to such award will vest and become nonforfeitable upon the occurrence of such event, and will be delivered as soon as reasonably practicable thereafter (but in no event later than the end of the director's taxable year in which the vesting date occurs or, if later, by the 15th day of the third month following such date), subject to any deferral election. If a director's service is terminated for cause or he or she ceases to provide services to the Corporation for any reason other than death, disability or in connection with a change in control, such director's award will be forfeited with respect to any unvested RSUs. The director will then cease to have any rights or entitlements to receive any shares of common stock under those cancelled RSUs.

As a condition to a director's right to receive shares subject to an RSU award, the director must agree to abide by the terms and conditions of the proprietary information covenant included in the award agreement and must return any materials belonging to CNX upon termination of service on the Board.

CNX Non–Employee Director Stock Options

Under the non-employee director compensation program, directors may, in lieu of receiving all or any portion of their annual cash retainer, elect to receive nonqualified stock options. Subject to the provisions of the nonqualified stock option agreement and the Equity and Incentive Compensation Plan, options granted to our non-employee directors generally vest upon the earlier to occur of: (i) the one-year anniversary of the grant date or (ii) the date of the next Annual Meeting of Shareholders and expire on the tenth anniversary of such grant date.

The non-employee director nonqualified stock option agreements provide that in the event of death or disability or upon the completion of a change in control, any non-vested portion of the award will immediately vest and become exercisable and remain exercisable until the normal expiration of the stock option. If a director separates from service for any other reason, other than for cause, any non-vested portion of the award will be forfeited and cancelled as of such date, with any vested portion remaining exercisable until the normal expiration of the option. If a director's service terminates for cause, all outstanding option awards will immediately be forfeited and cancelled as of such date.

As a condition to a director's right to receive shares subject to a stock option award, the director must agree to abide by the terms and conditions of the proprietary information covenant included in the award agreement and must return any materials belonging to CNX upon termination of service on the Board.

Under CNX's policies and practices, these stock options (if elected by a director) are generally granted at the Annual Meeting of Shareholders at which such director is elected (generally in the second fiscal quarter of each year). Annual meetings are generally scheduled at least one year in advance. All such stock options are granted under a shareholder-approved plan and at an exercise price equal to the closing market price of CNX common stock on the date of grant. As a general matter, the Board and the Compensation Committee do not take material nonpublic information into account when determining the timing and terms of such stock option awards. The grant timing described above is used to provide for a routine and regular grant practice regarding any director stock option awards, including to make sure that the existence (or lack thereof) of material non-public information is not a factor in decisions about the timing of such stock option grants. Similarly, CNX has not timed the disclosure of material nonpublic information for the purpose of affecting the value of executive or director compensation.

CNX Non–Employee Director Deferred Stock Units

Under the terms of our Equity and Incentive Compensation Plan, non-employee directors may elect to receive DSUs in lieu of all or any portion of their cash retainer fees. DSUs generally vest upon the earlier to occur of: (i) the one-year anniversary of the grant date or (ii) the date of the next Annual Meeting of Shareholders. DSUs that have vested are paid as soon as reasonably practicable following the earlier of: (i) the director's separation from service or (ii) the date selected by the director on his or her payment date election form previously filed with CNX (but in either case in no event later than the last day of the director's taxable year in which the applicable date occurs or, if later, by the 15th day of the third month following such date), subject to any deferral election. A director is not entitled to shareholder rights, including voting rights and actual dividends, with respect to the shares subject to an award until the director becomes the record holder of the shares following their actual issuance. Should a regular cash dividend be declared on CNX's common stock at a time when the director holds DSUs, he or she will be entitled to dividend equivalent rights equal to the cash dividends declared on the shares. Dividend equivalent rights are converted into additional DSUs based on a pre-established formula. The additional DSUs resulting from this calculation will be subject to the same terms and conditions as the DSUs subject to the award. CNX does not currently pay dividends on its common stock.

The DSU award agreements provide that in the event of death, disability, normal retirement, or upon the completion of a change in control, all DSUs subject to such award will vest and become nonforfeitable upon the occurrence of such event. If a director's service is terminated for cause or he or she ceases to provide services to the Corporation for any reason other than death, disability, normal retirement, or in connection with a change in control, such director's unvested DSUs will be forfeited. The director will then cease to have any rights or entitlements to receive any shares of common stock under those cancelled DSUs.

CNX Non–Employee Directors Deferred Fee Plan

The Directors' Deferred Fee Plan (as amended and restated on December 7, 2022, the "Deferred Fee Plan") was adopted on July 20, 2004 to allow non-employee directors to defer payment of all or any portion of their annual cash retainer and director meeting fees. Participation in the Deferred Fee Plan is at the election of the particular director. Upon CNX's receipt of a deferral agreement from a director, an account is established by CNX on behalf of such director and is credited with all deferred fees selected by the participating director. A participant's account will be adjusted by an amount equal to the amount earned (or lost) from investment options designated by the participant and available under the Deferred Fee Plan from time to time or, in the event that a participant fails to designate investments, the participant's account will earn interest as provided in the Deferred Fee Plan. Earnings are credited to the participant's account on a quarterly basis. The amount payable to a director participant will be paid in cash as soon as administratively practicable after the earlier of: (i) the director's termination of service as a director or (ii) the date selected by such director (but in no event later than the end of the director's taxable year in which the designated payment occurs or, if later, by the 15th day of the third calendar month following the designated payment date). The Deferred Fee Plan is an unsecured liability of CNX and benefits will be paid from our general assets. Accordingly, participants are general unsecured creditors of CNX with respect to any benefits to be received by them under the Deferred Fee Plan.

CNX Stock Ownership Guidelines for Directors

Our Board has adopted stock ownership guidelines for our directors to further align their interests with those of our shareholders and to confirm that they maintain an appropriate financial stake in CNX. The stock ownership guidelines provide, among other things, that our directors hold CNX common stock (not including shares issuable upon the exercise of options) with a value equal to five times the annual Board cash retainer on or before the fifth anniversary of becoming a Board member. As of December 31, 2024, each Board member had achieved this stock ownership guideline.

Determination of Director Independence

Our Board is required under the NYSE listing standards to affirmatively determine the independence of each director on an annual basis and to disclose this determination in the Proxy Statement for each annual meeting of shareholders of CNX. Based on the independence standards set forth in our Corporate Governance Guidelines, which are described below, and the NYSE listing standards, our Board has determined that each of our current directors (Messrs. Agbede, Clarkson, Lanigan, McGuire, and Thorndike and Ms. Lally-Green), other than Mr. Deluliis (who is our President and CEO), had no material relationship with CNX (either directly or indirectly, including as a partner, shareholder or officer of an organization that has a relationship with CNX) and is "independent" under our Corporate Governance Guidelines and the NYSE listing standards set forth in Section 303A of the NYSE Listed Company Manual. The Board also determined that each member of the Audit Committee meets the heightened independence standards required for audit committee members under the NYSE listing standards and the SEC rules. As it relates to the members of the Compensation Committee, the Board considered the additional factors under the NYSE rules relating to such members before determining that each of them is independent.

Pursuant to the NYSE listing standards, a majority of the Board must consist of independent directors. No director will qualify as independent unless the Board affirmatively determines that the director has no material relationship with the Corporation (either directly or indirectly, including as a partner, shareholder, or officer of an organization that has a relationship with the Corporation). In making such determinations, the Board broadly considers all relevant facts and circumstances, including the director's commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, and such other criteria as the Board may determine from time to time. The Board also considers transactions, relationships, and arrangements between each director or an immediate family member of the director and our senior management. The Board has established the following standards for determining director independence, which conform to the independence requirements included in the NYSE listing standards and are reflected in our Corporate Governance Guidelines. Our standards for determining director independence also include additional independence requirements for members of the Audit Committee and Compensation Committee.

A director will not be deemed independent under CNX's Corporate Governance Guidelines if:

(i) the director is, or has been within the previous three years, employed by CNX or its subsidiaries, or an immediate family member is, or has been within the previous three years, an executive officer of CNX or its subsidiaries; provided, that employment as an interim Chair of the Board or CEO or other executive officer shall not disqualify a director from being considered independent following that employment;

(ii) the director or an immediate family member has received, during any twelve-month period within the last three years, more than $120,000 in direct compensation from CNX or its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service); provided, that compensation received by a director for former service as an interim Chair of the Board or CEO or other executive officer need not be considered in determining independence under this paragraph (ii) and provided further, that compensation received by an immediate family member for service as an employee of CNX or its subsidiaries (other than an executive officer) need not be considered in determining independence under this paragraph (ii);

(iii) (A) the director or an immediate family member is a current partner of the firm that is CNX's or its subsidiaries' internal auditor or external auditor (each an "Audit Firm"); (B) the director is a current employee of an Audit Firm; (C) the director has an immediate family member who is a current employee of an Audit Firm and who personally works on CNX's or its subsidiaries' audit or (D) the director or an immediate family member was, within the previous three years (but is no longer), a partner or employee of an Audit Firm and personally worked on CNX's or its subsidiaries' audit within that time;

(iv) the director or an immediate family member is, or has been within the previous three years, employed as an executive officer of another company where any of CNX's or its subsidiaries' present executive officers at the same time serves or served on such company's compensation (or equivalent) committee of the board of directors; or

(v) the director is a current employee, or an immediate family member is an executive officer, of a company that has made payments to, or received payments from, CNX or its subsidiaries for property or services in an amount which, in any of the previous three fiscal years, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues. For purposes of the foregoing, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year;

(vi) for members of the Audit Committee only: other than in the capacity as a member of the Audit Committee, the Board or any other committee of the Board, the director (A) may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from CNX or its subsidiaries; provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with CNX or its subsidiaries (provided that such compensation is not contingent in any way on continued service) or (B) is not an affiliated person of CNX or its subsidiaries; and

(vii) for members of the Compensation Committee only: other than in the capacity as a member of the Compensation Committee, Board, or any other committee of the Board, the Board will consider all factors specifically relevant to determining whether a director has a relationship to CNX or its subsidiaries which is material to that director's ability to be independent from management in connection with the duties of a Compensation Committee member, including, but not limited to, (A) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by CNX or its subsidiaries to such director and (B) whether the director is affiliated with CNX or its subsidiaries or an affiliate of CNX or its subsidiaries.

Any related person transaction required to be disclosed under SEC Regulation S-K, Item 404, shall be considered in determining the independence of a director or nominee.

Our Board has affirmatively determined that each of our current directors and director nominees (Messrs. Agbede, Clarkson, Lanigan, McGuire, and Thorndike and Ms. Lally-Green), other than Mr. Deluliis (who is our President and CEO), has no material relationship with CNX and is "independent" under our Corporate Governance Guidelines and the NYSE listing standards. The Board also determined that each member of the Audit Committee meets the heightened independence standards required for audit committee members under the NYSE listing standards and the SEC rules. As it relates to the members of the Compensation Committee, the Board considered the additional factors under the NYSE rules relating to such members before determining that each of them is independent.

Related Person Policy and Procedures

Our Audit Committee has adopted a written Related Person Transaction Policy and Procedures for the reasonable prior review, approval and oversight of related person transactions with directors, nominees for director, executive officers, shareholders known to be the beneficial owners of more than 5% of CNX voting securities, certain family members of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position, or in which such person has more than a 10% beneficial ownership interest (each, a "related person"). A copy of the policy is available on our website at *www.cnx.com*.

Under the policy, prior to entering into a potential related person transaction (which is generally a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which CNX (including any of its subsidiaries) was, is or will be a participant and the amount involved is reasonably likely to exceed $120,000 (including on an annual basis in the aggregate during any fiscal year), and in which any related person had, has or will have a direct or indirect material interest), the related person must notify our chief financial officer and general counsel of the facts and circumstances regarding the transaction. If our chief financial officer and general counsel determine that the proposed transaction is in fact a related person transaction, the details of the transaction are presented to our Audit Committee at its next meeting (or if it is not reasonable or practicable to wait until the next Audit Committee meeting, to the chair of the Audit Committee, who possess delegated authority to act between Audit Committee meetings) for approval. The Audit Committee or chair, as applicable, will consider all relevant facts and circumstances including, but not limited to, (i) the benefits to CNX; (ii) the impact on a director's independence in the event the related person is a director or an immediate family member of a director; (iii) the terms of the transaction; and (iv) the terms available to unrelated third parties or to employees generally. In the event CNX becomes aware of a related person transaction that has not been the subject of a reasonable prior review and approval under the policy, the related person transaction will be presented to the Audit Committee or chair for review as promptly as practicable. If a related person transaction will be ongoing, the Audit Committee is responsible for overseeing such related person transaction and may establish guidelines for management to follow in its ongoing dealings with the related person. Thereafter, the Audit Committee, on at least an annual basis, will review and assess ongoing relationships with the related person to confirm compliance with the Audit Committee's guidelines and that the related person transaction remains appropriate. We also require that officers and directors complete annual director and officer questionnaires and adhere to written codes of business conduct and ethics regarding various topics, including conflicts of interest, the receipt of gifts, service in outside organizations, political activity and corporate opportunities. Officers and directors must certify compliance with these codes in writing each year.

Beneficial Ownership of Securities

The following table sets forth information with respect to the beneficial ownership of the Corporation's common stock by:

- Persons we know to be beneficial owners of more than five percent of CNX's common stock based upon information filed with the SEC, which information is as of the dates included in such filings; and
- Each director, each nominee for director, each named executive, and all current directors and executive officers of CNX as a group, as of March 3, 2025.

Unless otherwise indicated, the named person has the sole voting and dispositive powers with respect to the shares of CNX common stock set forth opposite such person's name.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
BlackRock, Inc.[2] 50 Hudson Yards New York, NY 10001	19,717,169	12.4%
The Vanguard Group[3] 100 Vanguard Boulevard Malvern, PA 19355	15,927,013	10.49%
MFN Partners LP (U.S.)[4] 222 Berkeley Street, 13th Floor Boston, MA 02116	13,925,000	9.47%
Dimensional Fund Advisors LP[5] 6300 Bee Cave Road, Building One Austin, TX, 78746	11,115,275	7.4%
Neuberger Berman Group LLC **Neuberger Berman Investment Advisers, LLC[6]** 1290 Avenue of Americas New York, NY 10104	8,683,119	5.74%
Nicholas J. Deluliis[7][8]	2,772,894	1.88%
Alan Shepard[7]	110,455	*
Timothy S. Bedard[7]	14,586	*
Navneet Behl[7]	47,759	*
Hayley Scott[7]	48,953	*
Robert O. Agbede[7]	31,875	*
J. Palmer Clarkson[7]	250,800	*
Maureen E. Lally-Green[7]	189,341	*
Bernard Lanigan, Jr.[7][9]	2,570,259	1.75%
Ian McGuire[7]	122,836	*
William N. Thorndike, Jr.[7][10]	584,146	*
All directors and executive officers as a group[11]	6,756,467	4.59%

*   *Indicates less than one percent (1%) ownership.*
(1)   *As of March 3, 2025, there were 147,217,376 shares of CNX common stock outstanding.*

(2) Based on a Schedule 13G/A filed by BlackRock, Inc. on January 23, 2024. BlackRock, Inc., as a parent holding company for a number of investment management subsidiaries, is deemed to be the beneficial owner of 19,717,169 shares and has sole voting power with respect to 19,366,846 shares, shared voting power with respect to zero shares, sole dispositive power with respect to 19,717,169 shares and shared dispositive power with respect to zero shares. The following subsidiaries of BlackRock, Inc. are investment advisors which hold shares of our common stock: BlackRock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; BlackRock (Netherlands) B.V.; BlackRock Fund Advisors; BlackRock Institutional Trust Company, National Association; BlackRock Asset Management Ireland Limited; BlackRock Financial Management, Inc.; BlackRock Investment Management, LLC; BlackRock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; and BlackRock Investment Management (Australia) Limited. BlackRock Fund Advisors beneficially owns 5% or greater of the outstanding shares of CNX common stock.

(3) Based on a Schedule 13G/A filed by The Vanguard Group ("Vanguard") on March 11, 2024, Vanguard is deemed to be the beneficial owner of 15,927,013 shares and has sole voting power with respect to zero shares, shared voting power with respect to 104,781 shares, sole dispositive power with respect to 15,673,803 shares and shared dispositive power with respect to 253,210 shares.

(4) Based on a Schedule 13G/A filed by MFN Partners, LP ("MFN") on October 25, 2024 and a Form 4 filed by MFN on January 8, 2025, the Corporation believes that MFN is the beneficial owner of 13,925,000 shares and has sole voting power with respect to zero shares, shared voting power with respect to 13,925,000 shares, sole dispositive power with respect to zero shares and shared dispositive power with respect to 13,925,000 shares.

(5) Based on a Schedule 13G/A filed by Dimensional Fund Advisors LP ("Dimensional") on October 31, 2024, Dimensional is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 that furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager or sub-adviser to certain other commingled funds, group trusts and separate accounts (such investment companies, trusts and accounts, collectively referred to as the "Funds"). In certain cases, subsidiaries of Dimensional may act as an adviser or sub-adviser to certain Funds. In its role as investment advisor, sub-adviser and/or manager, Dimensional or its subsidiaries may possess voting and/or investment power over the securities of CNX that are owned by the Funds and may be deemed to be the beneficial owner of the shares of CNX held by the Funds. The Funds own all of the shares, and Dimensional disclaims beneficial ownership of such shares. Dimensional is deemed to be the beneficial owner of 11,115,275 shares and has sole voting power with respect to 10,978,625 shares, shared voting power with respect to zero shares, sole dispositive power with respect to 11,115,275 shares and shared dispositive power with respect to zero shares.

(6) Based on a Schedule 13G filed by Neuberger Berman Group LLC ("NBG") and Neuberger Berman Investment Advisers LLC ("NBIA") on October 4, 2024, NBG is deemed to be the beneficial owner of 8,683,119 shares and has sole voting power with respect to zero shares, shared voting power with respect to 7,931,863 shares, sole dispositive power with respect to zero shares and shared dispositive power with respect to 8,683,119 shares. NBIA is deemed to be the beneficial owner of 8,391,207 shares and has sole voting power with respect to zero shares, shared voting power with respect to 665,509 shares, sole dispositive power with respect to zero shares and shared dispositive power with respect to 8,391,207 shares.

(7) Amounts include options that are currently exercisable or that may become exercisable within 60 days of March 3, 2025 (i.e., May 2, 2025) and shares underlying DSUs, RSUs, and deferred RSUs that will or may be settled on or before May 2, 2025 as set forth below:

	Total Option, DSUs, RSUs, and deferred RSUs	Options Exercisable within 60 days	RSUs may be settled within 60 days	Deferred RSUs may be settled within 60 days	DSUs may be settled within 60 days
Nicholas J. Deluliis	252,593	127,660	124,933	—	—
Alan Shepard	3,051	3,051	—	—	—
Timothy S. Bedard	—	—	—	—	—
Navneet Behl	—	—	—	—	—
Hayley Scott	2,441	2,441	—	—	—
Robert O. Agbede	12,148	—	7,759	4,389	—
J. Palmer Clarkson	145,208	22,129	7,759	64,471	50,849
Maureen E. Lally-Green	111,740	35,980	7,759	56,422	11,579
Bernard Lanigan, Jr.	181,792	69,910	—	111,882	—
Ian McGuire	100,014	—	—	60,008	40,006
William N. Thorndike, Jr.	413,561	161,858	—	249,602	2,100

Of the shares set forth in the table above, the following related to amounts received by directors in lieu of cash retainers: Mr. Agbede: 0, Mr. Clarkson, 72,978; Ms. Lally-Green, 22,630 ; Mr. Lanigan, 44,981; Mr. McGuire, 40,006; and Mr. Thorndike, 114,100.

(8) Includes 270,436 CNX shares held in a trust for his children.

(9) Includes 170,418 CNX shares held by Mr. Lanigan, 30,600 CNX shares held by Lanigan Family Holdings, LLC (formerly Lanigan Family Limited Partnership), of which Mr. Lanigan is one of the members, and 1,213,071 CNX shares held by other limited liability companies, of which Mr. Lanigan is part owner of the managing member. These shares are currently held in a marginable account but are on non-margin status. Also includes 1,086,260 shares of CNX common stock held in investment advisory accounts of clients of Southeast Asset Advisors, Inc., an investment advisor of which Mr. Lanigan serves as Chairman and Chief Executive Officer and disclaims beneficial ownership of such shares.

(10) Includes 35,000 CNX shares held in a trust for his children. In addition, as a result of Mr. Thorndike's contractual arrangement with a third party, Mr. Thorndike may be deemed to have a beneficial interest with respect to 50,000 shares of CNX stock.

(11) Of the 6,756,467 CNX shares held by the directors and executive officers as a group, 423,029 represent options that are currently exercisable or that may become exercisable within 60 days of March 3, 2025 (i.e., May 2, 2025); 148,210 represent RSUs that may or will be settled on or before May 2, 2025; 546,774 represent deferred RSUs that may be settled on or before May 2, 2025; and 104,534 represent DSUs that may be settled on or before May 2, 2025.

Brokerage account agreements may grant security interests in securities held at the broker to secure payment and performance obligations of the brokerage account holder in the ordinary course. Shares shown in the table for the directors and executive officers may be subject to this type of security interest.

Proposal No. 1: Election of Seven Director Nominees

The Board, upon the recommendation of the NCG Committee, has nominated the seven directors identified below for election at the Annual Meeting. Each director who is elected will hold office until the next annual meeting and until the director's successor is elected and qualified. All nominees are current members of the Board having been elected by shareholders at our 2024 Annual Meeting of Shareholders. Each nominee has agreed to be named in this Proxy Statement and has agreed to serve, if elected. If any nominee should for any reason become unable to serve, all shares represented by valid proxies will be voted for the election of such other person as the Board may designate as recommended by the NCG Committee. Alternatively, the Board may reduce the number of directors to eliminate the vacancy.

Biographies of Nominees

The following biographies include information concerning the nominees for director, including their recent employment, positions with CNX, other directorships, Board committee memberships and ages as of March 3, 2025.

ROBERT O. AGBEDE



Age: 69

Director since: 2022

Occupation: Chairman and CEO of Chester Group Inc. and Chairman and CEO of Chester LNG, LLC

CNX Committees:

- Audit Committee
- Compensation Committee
- Environmental, Safety and Corporate Responsibility Committee
- Nominating and Corporate Governance Committee

Background:

Robert O. Agbede joined the CNX Board in January 2022. He has served as Chairman and CEO of Chester Group Inc., a holding company for technology, engineering, and energy related investments, and its predecessor since 2003, and also as the former CEO and owner of Chester Engineers from 2003 to 2017, which was, prior to its merger with Hatch Associates in 2017, the largest African–American–owned engineering, water/wastewater treatment, energy, and environmental engineering firm in the United States. Since 2013, Mr. Agbede has also served as the Chairman and CEO of Chester LNG, LLC, a subsidiary of the Chester Group Inc., which designs and owns several intellectual properties on micro-LNG systems for use as virtual pipelines to deliver natural gas to remote locations or as standalones for off the grid power generation or fueling. He has also served as the Chairman of Sigma Paint Nigeria, a coating manufacturing and marketing company in partnership with Pittsburgh-based PPG Industries, since 2015. Mr. Agbede is a member of the Board of Trustees of the University of Pittsburgh, and he is the Chairman of the Board of Visitors of its Swanson School of Engineering. In 2000, he was inducted into the University of Pittsburgh School of Engineering Hall of Fame. The Chester Group's endowments and scholarships at the University of Pittsburgh and Carnegie Mellon University, presently valued at over $4 million, support African American student enrollment and retention primarily in Engineering and Sciences.

Qualifications:

Mr. Agbede adds to the CNX Board an extensive wealth of business management and executive leadership experience across a career spanning over 40 years. His unique blend of energy industry expertise and experience developing new technologies makes him the epitome of an energy entrepreneur and an invaluable asset to our Board.

J. PALMER CLARKSON



Age: 68

Director since: 2017

Occupation: Chairman of The Lake Doctors, Inc. and Former President and Chief Executive Officer of Bridgestone HosePower, LLC

CNX Committees:
- Environmental, Safety and Corporate Responsibility Committee (Chair)
- Compensation Committee
- Nominating and Corporate Governance Committee

Background:

J. Palmer Clarkson joined the CNX Board in May 2017. He is the founder and from 1992 until his retirement in 2022 served as President and Chief Executive Officer of Bridgestone HosePower, LLC, previously Hosepower, the largest U.S.-based service provider of hydraulic and industrial hoses used in construction machinery, mining, oil field equipment and factories. Mr. Clarkson is a former Board member of Bridgestone HosePower, LLC, and Bridgestone Industrial Products Group – Japan and currently sits on the Board of Directors for Enerpac Tool Group Corp. (NYSE: EPAC), the Jacksonville Port Authority (JaxPort) and The Lake Doctors, Inc. (of which he is the Chairman). Mr. Clarkson previously served as the President and Chief Executive Officer of Anchor Coupling Company from 1987 to 1992. He also sits on the boards of several nonprofit organizations.

Qualifications:

Mr. Clarkson brings to our Board over 33 years of hands-on experience as an entrepreneur, business builder and manager. He has extensive experience in accounting, finance and operations, with a proven leadership track record.

NICHOLAS J. DEIULIIS



Age: 56

Director since: 2014

Occupation: President and Chief Executive Officer of CNX

CNX Committees:
- Environmental, Safety and Corporate Responsibility Committee

Background:

Nicholas J. Deluliis has served as a Director and the Chief Executive Officer and President of CNX Resources Corporation since May 2014. Mr. Deluliis has more than 30 years of experience with the Corporation and in the energy industry. Mr. Deluliis is a registered chemical engineer in the Commonwealth of Pennsylvania and a member of the Pennsylvania bar.

Qualifications:

As our current President and Chief Executive Officer, Mr. Deluliis has a unique and in-depth understanding of our business with over 30 years of experience with CNX. He provides our Board with direct operational insight through his leadership in the development and execution of our strategic priorities, and his understanding of our business, including the challenges and material risks facing the Corporation.

MAUREEN E. LALLY-GREEN



Age: 75

Director Since: 2013

Occupation: Professor of Law Emerita (adjunct) and Former Dean, Kline School of Law of Duquesne University, Former Judge on the Superior Court of Pennsylvania

CNX Committees:
- Nominating and Corporate Governance Committee (Chair)
- Compensation Committee
- Environmental, Safety and Corporate Responsibility Committee

Background:
Maureen E. Lally-Green joined the CNX Board in June 2013. Ms. Lally-Green served as the Interim Dean/Dean of the Thomas R. Kline School of Law of Duquesne University ("Kline Duquesne") from 2016 to 2019, and currently serves as an Adjunct Professor of Law Emerita at Kline Duquesne. She has served on the Board of Federated Mutual Fund Complex since 2009 and was appointed to serve on its audit committee in 2013. She previously served as an elected Judge on the Superior Court of Pennsylvania, Associate General Secretary, Diocese of Pittsburgh, counsel for a major corporation, and counsel for a federal agency. Ms. Lally-Green also serves or has served as a director of a variety of nonprofit corporations in the legal, higher education, health and social services arenas.

Qualifications:
Ms. Lally-Green brings to our Board over 45 years of experiences that includes her public service as a Judge on the Superior Court of Pennsylvania; her employment service in the for-profit, non-profit, and federal public sectors; her activities in state-wide and local legal and non-profit organizations; and, her experience with, among other things, corporate governance due to her service on a number of boards of non-profit entities and the for-profit Federated Hermes Mutual Fund Complex.

BERNARD LANIGAN, JR.



Age: 77

Director since: 2016

Occupation: Chairman and Chief Executive Officer of Southeast Asset Advisors, Inc.; Chairman of Lanigan & Associates, P.C.

CNX Committees:
- Audit Committee (Chair)
- Environmental, Safety and Corporate Responsibility Committee
- Nominating and Corporate Governance Committee

Background:
Bernard Lanigan, Jr. joined the CNX Board in May 2016. He co-founded and has served as Chairman and Chief Executive Officer of Southeast Asset Advisors, Inc., an investment advisor and wealth management company, since 1991. He also co-founded and has served as Chairman of Lanigan & Associates, P.C., a certified public accounting and consulting firm, since 1974. Mr. Lanigan currently serves on the boards of directors of various nonpublic companies, endowments and private foundations. Previously, Mr. Lanigan served on the boards of directors of Texas Industries, Inc., Ruby Tuesday, Inc., Rayonier Inc. and Lykes Bros., Inc.

Qualifications:
Mr. Lanigan brings to our Board over four decades of leadership experience with large, complex and diverse organizations. He is a certified public accountant and has over 40 years of experience in financial, tax, accounting, investment advising, capital allocation, strategic consulting, risk assessment, valuations and mergers and acquisitions matters, including as both advisor and principal.

IAN MCGUIRE



Age: 46

Director since: 2019

Occupation: Founder, Investment Partner of Tempus Partners

CNX Committees:

- Audit Committee
- Compensation Committee (Chair)
- Environmental, Safety and Corporate Responsibility Committee

Background:

Ian McGuire joined the CNX Board in July 2019 and was named our Chairman in February 2025. In 2018, he founded Tempus Partners, an investment firm, where he has since served as an investment partner. Prior to founding Tempus Partners, Mr. McGuire was an investment partner at SPO Partners & Co., an investment firm, where he was part of a small investment team that had responsibilities for all aspects of the firm's portfolio investments. Prior to working at SPO Partners & Co., Mr. McGuire was an investment banker in Goldman Sachs' natural resources group. Cumulatively, Mr. McGuire has over 20 years of investment banking experience, with an emphasis in the energy and natural resources sectors. Mr. McGuire received his B.A. from Middlebury College and his M.B.A. from Stanford Graduate School of Business.

Qualifications:

Having founded Tempus Partners, an investment firm, and served as an investment partner at SPO and an investment banker with Goldman Sachs, Mr. McGuire provides our Board with substantial insight into financial-related matters and the energy industry.

WILLIAM N. THORNDIKE, JR.



Age: 61

Director since: 2014

Occupation: Managing Partner of The Cromwell Harbor Partnership

CNX Committees:

- Audit Committee
- Compensation Committee
- Environmental, Safety and Corporate Responsibility Committee

Background:

William N. Thorndike, Jr. joined the CNX Board in October 2014. Mr. Thorndike served as our Chairman from May 2016 through February 2025. He has been the Managing Partner of The Cromwell Harbor Partnership ("Cromwell Harbor"), a private investment company, since 2023. Prior to Cromwell Harbor, Mr. Thorndike founded Housatonic Partners, a leading private equity firm with offices in Boston and San Francisco ("Housatonic"), in 1994 and served as Managing Director until 2023. At Housatonic, Mr. Thorndike was the pioneering institutional investor in the search fund asset class and played a central role in refining its acquisition criteria. Mr. Thorndike is currently the Co-Chairman of Perimeter Solutions (NYSE: PRM) and a director of several private companies, including QMC Telecom, Banyan Software, and Carillon Assisted Living. He is a Founding Principal at TTCER, a private investment partnership, and a Co-Founder at Compounding Labs, an investment collaboration focused on long-term consolidations. Mr. Thorndike is the author of "The Outsiders: Eight Unconventional CEOs and Their Radically Rational Blueprint for Success," which was named one of the top 25 business books ever published by Business Insider and has been translated into 15 languages. He is also the host of the 50X podcast.

Qualifications:

Mr. Thorndike brings to the CNX Board nearly 30 years of investment and board experience. He has extensive leadership experience in evaluating strategic alternatives and helping to build value for shareholders across a variety of industries. He has a breadth of financial, strategic and human resource knowledge with specific expertise in the areas of capital allocation and compensation.

The Board of Directors Unanimously Recommends that You Vote "FOR" the Election of Each of the Seven Director Nominees.

Accountants and Audit Committee

Audit Committee Report

The Audit Committee has reviewed and discussed with management of CNX and EY, the independent registered public accounting firm serving as the independent auditor of the Corporation for the fiscal year ended December 31, 2024, the audited financial statements of the Corporation for the fiscal year ended December 31, 2024 (the "Audited Financial Statements"). In addition, we have discussed with EY the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC.

The Audit Committee also has received the written disclosures and the letter from EY required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with that firm its independence from the Corporation and its subsidiaries. The Committee also discussed with management of the Corporation and EY such other matters and received such assurances from them as the Committee deemed appropriate.

Management is responsible for the Corporation's internal controls and the financial reporting process. EY is responsible for performing an independent audit of CNX's financial statements and of its internal control over financial reporting in accordance with generally accepted auditing standards and issuing reports thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

Based on the foregoing review and discussions with management and a review of the report of EY with respect to the Audited Financial Statements and the other matters described above, and relying thereon, the Audit Committee has recommended to the Board the inclusion of the Audited Financial Statements in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

Members of the Audit Committee:

Bernard Lanigan, Jr., Chair
Robert O. Agbede
Ian McGuire
William N. Thorndike, Jr.

The foregoing Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing of CNX under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the Corporation specifically incorporates the Audit Committee Report by reference therein.

Independent Registered Public Accounting Firm

EY was the independent registered public accounting firm selected by the Corporation's Audit Committee as the independent auditor for the fiscal years ended December 31, 2024 and December 31, 2023.

The following table presents fees billed for professional audit services rendered by EY in connection with its audits of CNX's annual financial statements for the years ended December 31, 2024 and December 31, 2023 and fees for other services rendered by EY during those periods.

		2024		2023
Audit Fees[1]	$	1,615,350[2]	$	1,382,786[2]
Audit-Related Fees	$	—	$	—
Tax Fees	$	—	$	—
All Other Fees[3]	$	4,190	$	4,190
TOTAL	**$**	**1,619,540**	**$**	**1,386,976**

(1) Fees for audit services include fees associated with the annual audit, including the audit of internal control over financial reporting, the reviews of the Corporation's quarterly reports on Form 10-Q and also include fees associated with comfort letters issued in conjunction with certain of the Corporation's capital markets transactions.
(2) Includes $226,562 in 2024 and $237,475 in 2023 for audit fees related to CNXM.
(3) Fees were for a subscription to EY's GAAIT service, an electronic accounting and research tool offered by EY.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent registered public accounting firm. Under the policy, proposed services may require specific pre-approval by the Audit Committee or alternatively, may be generally pre-approved without consideration of specific case-by-case services. In either case, the Audit Committee must consider whether such services are consistent with SEC rules on auditor independence. The policy allows for certain enumerated services to be generally pre-approved for a period of 12 months, including integrated audits of financial statements and internal controls, services associated with periodic reports or SEC registration statements, and services related to compliance with financial, accounting or regulatory matters. Services that fall outside the generally pre-approved categories are required to be specifically approved, on a case-by-case basis, by the Audit Committee. The Chair of the Audit Committee is authorized to pre-approve services on behalf of the Audit Committee, provided that any such pre-approval decisions are presented to the full Audit Committee at the next scheduled meeting.

All the services related to audit fees and all other fees performed by EY during fiscal years 2023 and 2024 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee.

Proposal No. 2:
Ratification of the Anticipated Appointment of Ernst & Young LLP as CNX's Independent Auditor for the Fiscal Year Ending December 31, 2025

The Audit Committee anticipates appointing EY as the independent registered public accounting firm to serve as the independent auditor for CNX for the fiscal year ending December 31, 2025. The Audit Committee recommends that the shareholders of CNX ratify this anticipated appointment.

If the shareholders of CNX do not ratify the anticipated appointment of EY as the independent registered public accounting firm to serve as the independent auditor for the fiscal year ending December 31, 2025, this appointment will be reconsidered by the Audit Committee, including whether it should appoint an alternative independent auditor. Even if the appointment is ratified, the Audit Committee may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines such a change would be in the best interests of the Corporation and our shareholders.

Representatives of EY are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The Board of Directors Unanimously Recommends that You Vote "FOR" the Ratification of the Anticipated Appointment of EY as CNX's Independent Auditor for the Fiscal Year Ending December 31, 2025.

Executive Compensation Information

Compensation Discussion and Analysis

Introduction

Our Compensation Committee strives to design executive compensation programs that are aligned with our business goals and culture, and that serve the long-term interests of our shareholders. We believe that attracting and retaining superior talent through a compensation program that is largely performance-based is important in helping to deliver long-term shareholder returns.

This Compensation Discussion and Analysis ("CD&A") section of the Proxy Statement is designed to provide our shareholders with an explanation of CNX's executive compensation philosophy and objectives, our 2024 executive compensation program, and the compensation paid by CNX to the following named executive officers (the "named executives"):



Nicholas J. Deluliis
President and Chief Executive Officer



Alan K. Shepard
Chief Financial Officer



Timothy S. Bedard
Executive Vice President, General Counsel and Corporate Secretary



Navneet Behl
Chief Operating Officer



Hayley F. Scott
Senior Vice President - Compliance and Reporting*

Ms. Scott's title changed from Chief Risk Officer to Senior Vice President - Compliance and Reporting effective February 7, 2025. We refer to Ms. Scott by her current title in this CD&A and in the Compensation Committee Report that follows.

This CD&A contains references to one or more financial measures that have not been calculated in accordance with generally accepted accounting principles ("GAAP"). A reconciliation of each disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure is provided in Appendix A to this Proxy Statement.

Summary

Our executive compensation program is designed to attract, motivate, and retain key executives who will promote both the short- and long-term growth of CNX and create sustained shareholder value. To this end, we tie a significant portion of named executive compensation to stock price, operational performance and methane intensity performance. Outlined below are some significant best practices we have implemented in our executive compensation program.

EXECUTIVE COMPENSATION BEST PRACTICES

What We Do	What We Don't Do
Pay for Performance A substantial portion of our named executives' compensation is at-risk and dependent upon the performance of our stock price.	**No Hedging or Pledging of CNX Securities** Directors, officers and employees are generally prohibited from engaging in hedging or pledging transactions with respect to our securities.
Meaningful Stock Retention Requirements We maintain robust stock retention requirements that help align the interests of our executive officers with those of our shareholders.	**No Catch-Up Provisions or Carryover** We do not have catch-up provisions under our LTIC plan or carryover rights under our STIC plan.
Independent Compensation Committee Each member of the Compensation Committee meets the independence requirements under SEC rules and NYSE listing standards.	**No Repricing or Replacing of Underwater Stock Options Without Shareholder Approval** The Equity and Incentive Compensation Plan prohibits repricing or replacing underwater stock options without shareholder approval.
Clawback Policy In accordance with the requirements of the NYSE listing standards, we maintain a clawback policy that empowers the Corporation to recover certain incentive compensation erroneously awarded to certain current or former executive officers in the event of an accounting restatement.	**No Excessive Risk-Taking** We regularly assess risks to confirm that our compensation policies do not encourage excessive or unnecessary risk-taking.
Value Shareholder Feedback We are responsive to shareholder concerns in developing changes to enhance our executive compensation plans.	**Prohibit Tax Gross-Ups for Named Executives** Our policy prohibits tax gross-ups for our named executives (except for Mr. Deluliis' change in control agreement, which was entered into prior to 2009).

Pay for Performance

We consistently place at-risk a substantial portion of our named executives' compensation, much of which is dependent upon the performance of our stock price. As demonstrated in the following charts for both the CEO and the other named executives, the vast majority of 2024 compensation was in the form of short-term and long-term incentive-based compensation.



2024 CEO Target Pay Mix

17% Base Salary
20% Target STIC
63% Target LTIC
83% At-Risk Pay

2024 Avg. Other NEO Target Pay Mix

13% Base Salary
8% Target STIC
79% Target LTIC
87% At-Risk Pay

The above charts demonstrate a strong alignment between the named executives' compensation and the long-term interests of our shareholders. In short, our named executives' compensation is highly correlated with stock price and financial performance — if value is not delivered to our shareholders, as measured by stock price and financial performance, then the named executives' compensation will be adversely affected.

Compensation Setting Process

Compensation Philosophy and Objectives

CNX's compensation philosophy is to provide a total compensation package—that is, base salary, short-term (annual) incentive compensation, long-term (equity-based) compensation (generally, in the form of RSUs and/or PSUs), retirement compensation (401(k) contributions), and benefits (such as health insurance, vacation, etc.) that will attract and retain employees with the education, experience, values (Responsibility, Ownership and Excellence), initiative and drive necessary to execute CNX's business plan and achieve CNX's long-term strategic goals, including, without limitation, continued focus on optimizing intrinsic value per share.

Each named executive's total compensation opportunity has been generally targeted within a reasonable range of similarly situated executives at peer group companies (based on the review of publicly available information) after consideration of the following items for 2024: (i) the nature and scope of an executive's responsibilities; (ii) an executive's performance (including contribution to CNX's financial results, operational results, and environmental goals); and (iii) the overall financial performance of the Corporation.

Results of 2024 Shareholder Vote on Named Executive Compensation

CNX values shareholder input and regularly engages in discussions with our major shareholders on various topics, including the compensation of our named executives. The insight these discussions have provided over the years is helpful to the Compensation Committee as it considers and adopts compensation policies relating to our named executives.

At our 2024 Annual Meeting of Shareholders, a majority (approximately 84%) of the shares entitled to vote approved our named executive compensation program. This outcome indicated to the Compensation Committee that shareholders were generally comfortable with our executive compensation

program and supportive of the changes we have made over time to advance the program. As a result of this consideration, the Compensation Committee determined not to make any substantial changes to our named executive compensation program for the remainder of 2024 and in setting named executive compensation for 2025 that were specifically based on the outcome of the 2024 advisory vote to approve named executive compensation. In the future, we will continue to shape our executive compensation programs to align with our goals while also accounting for shareholder feedback.

Process for Evaluating Compensation

Generally, for each upcoming year, the Compensation Committee meets to establish the base salaries, incentive opportunities, and related performance goals of CNX's incentive compensation programs, including the STIC and LTIC. To establish compensation for a particular named executive (other than our CEO), CNX's Human Resources personnel make initial assessments that are submitted to our CEO for review. This assessment considers relevant industry salary practices, the complexity and level of responsibility associated with the particular named executive's position, the position's overall importance to CNX in relation to other executive positions, and the competitiveness of the named executive's total compensation. Our CEO may make appropriate changes to this qualitative assessment based on his determination of such named executive's past performance.

The Compensation Committee then reviews: (i) our CEO's compensation recommendations for each named executive (other than himself) and (ii) our CEO's evaluation of each named executive's performance and internal value. After considering the factors described above, and in consultation with the CEO, the Compensation Committee approved the named executives' 2024 compensation packages.

To establish compensation for our CEO, the Compensation Committee reviews: (i) the CEO's self-evaluation of his annual performance and (ii) the Board's evaluation of his annual performance. After considering these factors, the Compensation Committee reviews, approves, and recommends that the Board approve, the compensation of our CEO. Our CEO does not participate in, and is not present for, any approvals relating to his compensation.

Compensation Decisions for 2024

Elements of Executive Compensation Program

In 2024, we continued to compensate our named executives through the following:

Compensation Element	Form of Compensation	Performance Criteria/Formula	Purpose
Base Salary	• Cash	Individual performance and experience in the role are the primary factors in determining base salaries.	To provide fixed compensation to attract and retain key executives and offset the cyclicality in our business that impacts variable pay.
Short-Term Incentive Compensation Program ("STIC")	• Cash	For our 2024 STIC, the formula was: **Performance Measure:** Adjusted FCF Per Share + **Individual Performance:** Capped at 20% of Total STIC Payout = **Total Result:** 200% + Individual Performance	To provide incentives to our key executives to achieve FCF per share and individual performance goals for the year and to reward our employees for the achievement of those goals.
Long-Term Incentive Compensation Program ("LTIC")	• 2022, 2023 and 2024 PSUs (Relative Total Shareholder Return ("TSR") metric PSUs cliff vest after three years; Absolute Stock Price ("ASP") metric PSUs vest if target stock price is achieved, subject to continued employment for the three-year period)	• PSUs represented generally 40% of the CNX LTIC in each of the 2022, 2023 and 2024 programs. • For the PSU awards granted in 2022, 2023 and 2024, the LTIC formula for the three-year performance periods was as follows: **Performance Measure / Weight** Relative TSR (TSR Peer Group) — 50% Absolute Stock Price — 50% • The 2022 PSUs for the 2022-2024 performance period were earned at 100%.	To create a strong incentive for our key management members to achieve our long-term performance and ESG objectives and strategic plan, and to align management's interests with those of our shareholders. Equity awards also are intended to retain executive talent. All equity awards settle in shares of CNX common stock.
	• 2022, 2023 and 2024 ESG PSUs (vesting 1/3 per year for three years, but no units vest unless both goals are attained each year)	• ESG PSUs represented generally 10% of the CNX LTIC in each of the 2022, 2023 and 2024 programs. • For the ESG PSU awards granted in 2022, 2023 and 2024, the LTIC formula for the three-year performance periods was as follows: **Environmental Performance Measure (ESG PSUs) / Weight / Total Units Earned (2024 Tranches)** Production Target — 50% — 100% Midstream Target — 50%	
	• 2024 RSUs (vesting 1/3 per year for three years)	• RSUs represented generally 50% of the 2024 CNX LTIC. • RSUs have time-based vesting.	
Other Agreements and Benefits	• Retirement Benefits • Change in Control Severance Agreements ("CIC Agreements")		To attract and retain key management members and for CIC Agreements, to motivate executives to take actions that are in the best interests of CNX.
Perquisites	Examples of our Perquisites include: • Vehicle Allowance • Occasional Event Tickets		To provide a competitive compensation package.

2024 Base Salary

The base salaries of our named executives were as follows at year-end 2023 and year-end 2024:

Named Executive	Salaries at Year-End 2023	Salaries at Year-End 2024
Nicholas J. Deluliis	$ 800,000	$ 800,000
Alan K. Shepard[1]	$ 300,000	$ 350,000
Timothy S. Bedard	$ 375,000	$ 375,000
Navneet Behl[1]	$ 400,000	$ 475,000
Hayley F. Scott	$ 340,000	$ 340,000

(1) Effective January 1, 2024, Mr. Shepard's base salary was increased from $300,000 to $350,000, and Mr. Behl's base salary was increased from $400,000 to $475,000, in each case to align more closely with market compensation for comparable positions.

2024 STIC

The STIC program is designed to deliver annual cash awards when CNX and our named executives are successful in meeting or exceeding established performance targets and to pay less, or nothing at all, when CNX and/or our executives fall short of these targets. The STIC program provides incentive compensation (measured at target) that is comparable to compensation provided by companies with which CNX competes for executive talent. The description of the 2024 STIC program established by the Compensation Committee applied to all the named executives for the January 1, 2024 –December 31, 2024 performance period.

The Compensation Committee determined to base the 2024 STIC applicable to the January 1, 2024 – December 31, 2024 performance period on the achievement of (i) Adjusted FCF per share and (ii) pre-established individual performance goals for our executive officers. See the "Grants of Plan-Based Awards -2024" table for a description of the named executives' opportunities to earn 2024 STIC payments.

Part One: Adjusted FCF per Share Goal:

Adjusted FCF per share was assigned a score ranging from 0 — 200%, with a score of 100% indicating target performance and a higher score (up to a maximum of 200%) indicating above-target performance as follows:

Adjusted FCF Per Share	Performance Level[1]	Adjusted FCF Per Share Score
$2.21/share	Maximum	200%
$2.05/share	Target	100%
$1.95/share	Threshold	70%

(1) Straight-line interpolation between performance levels.

The Adjusted FCF per share performance levels are determined annually based on natural gas prices and coincide with guidance provided to the market. If the threshold, or minimum, score of 70% had not been achieved, a score of zero would have been assigned, with no payout. If the Adjusted FCF per share performance level equaled or exceeded the threshold, the Adjusted FCF Per Share Score was assigned with total payout potentially modified by an individual performance factor.

The "Adjusted FCF Per Share Score" was applied to the following formula:

Target Dollars (Base Salary (year-end) x Target Opportunity % (pre-assigned))	×	Adjusted FCF per Share Score	=	Annual Award Payment for Adjusted FCF per Share

FCF generated by the Corporation in 2024 exceeded guidance and marked twenty consecutive quarters of positive FCF. Adjusted FCF per share was achieved at $2.22/share [1], resulting in the achievement of the goal at 200%.

(1) Adjusted FCF per share is a financial measure not calculated in accordance with GAAP. Reconciliations of non-GAAP measures to the nearest GAAP measures are set forth in Appendix A to this Proxy Statement.

Part Two: Individual Performance Goals:

In January 2025, the Compensation Committee approved each named executive's achievement of the individual strategic performance goals for 2024. The named executives' performance relative to the below goals was capped at 20% of the total STIC payout.

Goals	Results
Zero safety and environmental incidents above moderate severity.[1]	Achieved zero moderate severity safety incidents, however, four moderate severity environmental incidents occurred.
Achieve $300 million in annual FCF and Adjusted FCF per share of $1.95.[2]	Achieved $331 million in FCF and Adjusted FCF per share of $2.22.[2]
Clinically allocate FCF to create long-term per share value.	Repurchased over 7.4 million shares in 2024 at an average price of $24.56, a price we believe is a discount to our intrinsic value. Allocated $62 million to debt reduction and management.
Advance our leadership position in delineating the deep Utica.	Achieved significant improvements in drilling efficiency due to vendor collaboration, improved deep intermediate section drilling performance, and improved fluid selection costs. 2024 results: 5 Utica wells TD'd and 3 Utica wells TIL'd.
Expand potential pathways for commercialization of coal mine methane (CMM) and premium low carbon gas and technology products to drive FCF generation.	Generated $83 million in FCF from the sale of environmental attributes.[2] CMM included in the Argonne GREET life assessment model, as well as the 45V Hydrogen Production Tax Credit final rule as a viable fuel stock for hydrogen production. Successfully launched AutoSep^{SM} Technologies, a joint venture providing an automated flowback system for modern, high rate, and erosive unconventional shale wells.
Continue methane reduction initiatives to achieve year-end 2024 target run-rate methane intensity levels of 0.025% in production and 0.015% in midstream.	Methane reduction targets outperformed for the fourth straight year at 0.015% in production and 0.014% in midstream.
Positively impact the local communities where we operate.	Through the CNX Radical Transparency program, hundreds of thousands of data points collected, reported to PA DEP, and posted on the CNX website, demonstrating CNX site-level emissions are far below nationally-designated air quality standards. Active community partner through outreach, volunteerism, hyper-local engagement, the CNX Foundation, and the CNX Mentorship Academy.

(1) *A moderate severity incident is an incident with a serious injury or illness that results in a significant impact to daily activity and a recovery duration from weeks to months. A moderate severity environmental incident is a reportable spill off the pad within the permitted area.*

(2) *FCF and Adjusted FCF per share are financial measures not calculated in accordance with GAAP. Reconciliations of non-GAAP measures to the nearest GAAP measures are set forth in Appendix A to this Proxy Statement.*

Based on the results of the 2024 STIC as shown above, the ultimate payouts to our named executives for 2024 performance were as follows:

Named Executive	Target Opportunity Percentages (% of Base Salary)	Target Payout Opportunity	Adjusted FCF Per Share Payout	Individual Performance Payout	Total Payout (Rounded)
Nicholas J. Deluliis	120 %	$ 960,000	$ 1,920,000	$ 336,000	$ 2,256,000
Alan K. Shepard	60 %	$ 210,000	$ 420,000	$ 52,500	$ 473,000
Timothy S. Bedard	60 %	$ 225,000	$ 450,000	$ 45,000	$ 495,000
Navneet Behl	60 %	$ 285,000	$ 570,000	$ 114,000	$ 684,000
Hayley F. Scott	60 %	$ 204,000	$ 408,000	$ 30,600	$ 439,000

LTIC

Our LTIC program is designed to create a strong incentive for our named executives to achieve the longer-term performance objectives in CNX's strategic plan and to align management's interests with those of our shareholders. The Compensation Committee determined that each named executive would receive his or her entire regular-cycle 2024 long-term incentive opportunity in the form of PSUs, ESG PSUs, and RSUs, with 40% of each named executive's target long-term incentive opportunity in the form of PSUs, 10% in the form of ESG PSUs, and 50% in the form of time-based RSUs. The Compensation Committee believes that our PSU awards align the interests of our named executives with those of our shareholders because the vesting of such awards is tied to the achievement of pre-approved, long-term performance goals related to our stock price and ESG initiatives.

A. 2024 PSU Grants

The Committee approved 2024 PSU awards that vest based on performance over a three-year period with payouts, if earned, capped at 100% of the award:

- 50% cliff vest following a three-year performance period, if earned, based on the achievement of a relative TSR metric against the S&P 500 Industrials index (the "TSR Peer Group") (measured using the 20-day average closing stock price per share ending December 31 for the starting and ending points of the performance period) over such three-year period (based on the scale described below).

Performance Level[1]	Multiplier	vs. TSR Peer Group
Maximum	100%	75th percentile
Target	75%	60th percentile
Threshold	50%	25th percentile
Below Threshold	0%	< 25th percentile

(1) Straight line interpolation between performance levels.

- 50% cliff vest following a three-year performance period if (i) ASP of $30.00 is met or exceeded for 20 consecutive trading days during such three-year period, and (ii) generally, a named executive remains employed with CNX for three years following grant.

The target awards for the 2024 PSU Program are as follows:

Named Executive		Aggregate Dollar Value of 2024 PSU Awards[1]
Nicholas J. Deluliis	$	1,200,000
Alan K. Shepard	$	1,000,000
Timothy S. Bedard	$	800,000
Navneet Behl	$	1,100,000
Hayley F. Scott	$	822,400

(1)   Effective January 1, 2024, target awards for Ms. Scott and Messrs. Shepard and Behl were increased to align more closely with market compensation for comparable positions.

B. 2024 ESG PSU Grants

The Committee approved 2024 ESG PSU awards that vest ratably over three years based on performance with respect to the following environmental goals, both of which must be met each year for the ESG PSUs to vest:

- **Production Target:** Reduce to and/or maintain a 0.025% methane intensity each year of the three-year period.
- **Midstream Target:** Reduce to and/or maintain a 0.015% methane intensity each year of the three-year period.

CNX's 2024 methane intensity targets are significantly lower than published global benchmarks for the ONE Future Coalition, the Oil & Gas Methane Partnership 2.0 (OGMP 2.0), and the Oil and Gas Climate Initiative (OGCI).[1] The target awards for the 2024 ESG PSU Program[2] are as follows:

Named Executive		Aggregate Dollar Value of 2024 ESG PSU Awards[3]
Nicholas J. Deluliis	$	300,000
Alan K. Shepard	$	250,000
Timothy S. Bedard	$	200,000
Navneet Behl	$	275,000
Hayley F. Scott	$	205,600

(1)   The ONE Future Coalition is a group of more than 50 natural gas companies working together to voluntarily reduce methane emissions across the natural gas value chain to 1% (or less) by 2025 and is composed of some of the largest natural gas production, gathering & boosting, processing, transmission & storage and distribution companies in the U.S. and represents more than 20% of the U.S. natural gas value chain. The OGMP 2.0 is a global multi-stakeholder initiative launched by UNEP and the Climate and Clean Air Coalition. OGCI is a global CEO-led initiative focused on accelerating action to a net zero future consistent with the Partis Agreement. Members are 12 of the world's largest oil and gas companies.
(2)   CNX achieved the stated performance metrics for the 2024 ESG PSUs, which resulted in vesting in January 2025 of the following share amounts respectively: Mr. Deluliis (4,844 shares), Mr. Shepard (4,037 shares), Mr. Bedard (3,229 shares), Mr. Behl (4,441 shares), and Ms. Scott (3,320 shares).
(3)   Effective January 1, 2024, target awards for Ms. Scott and Messrs. Shepard and Behl were increased to align more closely with market compensation for comparable positions.

C. 2024 RSU Grants

To provide competitive compensation, retain key executive talent, and align management's interests with shareholders, time-based, three-year ratable vesting RSU awards were granted in the following amounts to all the named executives, subject to continued employment with CNX:

Named Executive	Aggregate Dollar Value of RSU Awards[1]
Nicholas J. Deluliis	$ 1,500,000
Alan K. Shepard	$ 1,250,000
Timothy S. Bedard	$ 1,000,000
Navneet Behl	$ 1,375,000
Hayley F. Scott	$ 1,028,000

(1) Effective January 1, 2024, target awards for Ms. Scott and Messrs. Shepard and Behl were increased to align more closely with market compensation for comparable positions.

D. 2022 PSUs: Metrics and Performance

In January 2022, the Compensation Committee granted PSUs that cliff vest, if earned, at the end of a three-year performance period, which for the 2022 PSU Program ended on December 31, 2024. The vesting of the 2022 PSU awards was calculated based on the following pre-established, equally weighted goals, with the aggregate payout capped at 100% for the 2022 awards.

- **Relative TSR (50% weight):** TSR relative to the S&P 500 Industrials index (measured by comparing CNX's average closing stock price per share for the 20 days ending December 31 for the starting and ending points of the performance period; dividends are included). The performance scale for the 2022 PSU Program is the same as the performance scale for the 2024 PSU Program described above.
- **Absolute Stock Price Appreciation (50% weight):** Absolute stock price payout is achieved if the stock price meets or exceeds 135% of the grant date stock price (GDSP) (measured using the 20-day average closing stock price per share ending on (and including) the grant date) for 20 consecutive trading days during the three-year performance period.

The performance results for 2024 are shown in the below chart.

PSU Program	Performance Metric	Results	Units Earned	Weighting	Total Units Earned
2022 PSU Program	Relative TSR	95.7 percentile	100%	50%	
	Absolute Stock Price	Exceeded threshold price of $18.94 for more than 20 days on 4/20/2022	100%	50%	100%

As a result of the achievement of the above performance factors, the named executives who held 2022 PSUs at the end of 2024 earned the following cliff-vest payout amounts for the entire performance period under the 2022 PSU Program:

Named Executive[1]	PSU Program	2022 PSU Award (at target)	Percentage of Target Payout	Payout Amounts (# of shares)
Nicholas J. Deluliis	2022 Program	128,677	100%	128,677
Alan K. Shepard	2022 Program	27,574	100%	27,574
Hayley Scott	2022 Program	3,228	100%	3,228

(1) Messrs. Bedard and Behl did not receive a PSU award under the 2022 program.

Special PSUs

As disclosed in the Corporation's 2024 Proxy Statement, in 2023, the Compensation Committee approved the grant of Special PSUs to each of Alan Shepard, Navneet Behl, and select other executives (with potential payout from 0-100%). The Compensation Committee believes that the granting of this one-time award opportunity incentivizes these executives to achieve significant long-term per share value creation for our shareholders. This Special PSU award was structured to drive the realization of that value through an incentive structure focused solely on long-term share price performance. Based on the Corporation's stock price on the grant date, the full achievement of these Special PSU awards represents an annualized seven-year rate of return of no less than approximately 23%.

The Special PSUs consist of three tranches with a cumulative seven-year performance period running from August 1, 2023 through July 31, 2030 and are subject to achievement of the applicable target stock price for each tranche, calculated based on the 90 business day volume-weighted average common stock prices per share as follows:

	Tranche	Percentage of Total Performance Share Units That May Be Earned*	Minimum Stock Price (0% payout)	Target Stock Price (100% payout)
First	August 1, 2023 – July 31, 2026	25%	$36.82	$41.83
Second	August 1, 2026 – July 31, 2028	25%	$48.69	$60.24
Third	August 1, 2028 – July 31, 2030	50%	$64.40	$86.75

(1)   Straight line interpolation will be used to calculate payout in the event of stock price achievement between the minimum and target levels.

If the applicable target stock price is not obtained in a particular tranche, there is no catch-up opportunity if such stock price is later obtained. If during a particular tranche, a target stock price for a later tranche is obtained early, both the Special PSUs for the current tranche and such later tranche will be deemed earned by the Compensation Committee; however, if the third tranche target stock price of $86.75 is achieved at any point during the performance period, the payment date with respect to 100% of the Special PSUs (to the extent not previously settled) will be settled and paid immediately following the Compensation Committee's certification. Notwithstanding the foregoing, no Special PSUs were to be settled or paid earlier than August 1, 2024. In the event of a "change in control" (as defined in CNX's Equity and Incentive Compensation Plan), the stock price will be calculated based on the value of a share of the Corporation's common stock on the date of such change in control as determined by the applicable transaction documentation. Each grantee is also required to hold, and not sell, transfer or otherwise dispose of shares relating to the Special PSUs (except in connection with applicable taxes associated with the vesting of the Special PSUs) until at least July 31, 2030. The Special PSUs are generally conditioned on the grantee's continued employment with the Corporation through the applicable payment date.

Other Compensation Policies and Information

Retirement Benefit Plans

During 2024, CNX maintained retirement benefit plans, which were intended to attract and retain key talent. CNX continues to move toward a single qualified defined contribution plan to deliver retirement benefits to its employees, as in 2018 it froze a nonqualified supplemental defined contribution plan in which employees participated. This action left only one supplemental (not frozen) plan in place, which is the CNX Supplemental Retirement Plan (the "SERP") in which Mr. Deluliis is the only remaining active participant.

Change in Control Agreements

We have CIC Agreements with each of our named executives who are currently employed by us. The CIC Agreements provide for a "double trigger" requirement, in that each named executive will receive cash severance benefits only if such named executive's employment is terminated or constructively terminated after, or in connection with, a change in control (as defined in the respective CIC Agreements) and such named executive enters into a general release of claims reasonably satisfactory to us. Under these circumstances, the terminated (or constructively terminated) named executives would be entitled to receive a lump sum cash severance payment equal to a multiple of base pay, plus a multiple of incentive pay (as defined in each named executive's respective CIC Agreement) as follows:

Named Executive	Multiple of Base Salary and Incentive Pay
Nicholas J. Deluliis	2.5
Alan K. Shepard	1.5
Timothy S. Bedard	1.5
Navneet Behl	1.5
Hayley F. Scott	1.5

Additionally, benefits would be continued for 18 to 30 months (as set forth in the applicable CIC Agreement) and equity grants would accelerate and vest in connection with a change in control alone. Mr. Deluliis' CIC agreement was entered prior to 2009 and includes a tax gross-up provision in the event of a change in control consistent with market practice at that time (the CIC Agreements of Messrs. Shepard, Bedard, Behl, and Ms. Scott, which were entered into more recently, do not contain change in control tax gross-ups). If it is determined that any payment or distribution would constitute an "excess parachute payment," we will pay a gross-up payment to Mr. Deluliis, subject to certain limitations, such that the net amount retained by him after deduction of any excise tax imposed under Section 4999, and any tax imposed upon the gross-up payment, will be equal to the excise tax on such payments or distributions. See *"Understanding Our Change in Control and Employment Termination Tables and Information."*

Clawback and Other Recoupment Policies

In accordance with the requirements of the NYSE listing standards, we maintain an executive officer clawback policy (the "Clawback Policy") that empowers the Corporation to recover certain incentive compensation erroneously awarded to a current or former "Section 16 officer" of the Corporation, as defined in Rule 16a-1(f) under the Exchange Act (a "Covered Officer"), in the event of an accounting restatement. Unless an exception applies, the Corporation will recover reasonably promptly from each Covered Officer the covered compensation received by such Covered Officer in the event that the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation with any financial reporting requirement under the securities laws as provided in the Clawback Policy.

The terms of certain CNX employee equity awards provide for their forfeiture in the event of a termination for cause (including for misconduct that could result in material loss, damage or injury to the Corporation) with any shares issued thereunder returned to the Corporation. To the extent that the employee has sold any of his or her shares issued under an award within the six-month period ending with the date of such person's termination of employment for cause, the employee will be required to repay to the Corporation within ten days after receipt of written demand from the Company, the cash proceeds that such person received upon such sales.

Stock Ownership Guidelines for Executives

The stock ownership guidelines provide that all employees designated as officers for purposes of the policy should own shares of CNX stock, the value of which is a multiple of base salary. The guidelines provide each officer with a five-year period from their appointment as an officer to achieve the applicable ownership level. Shares held in trust and shares issuable upon the exercise of stock options or settlement of PSUs held by an individual are not counted for purposes of determining whether an individual has satisfied the ownership guideline requirement, which is as follows for the currently employed named executives.

Named Executive	Ownership Guideline (Multiple of Base Salary)[1]	Actual Ownership Ratio (Multiple of Base Salary)	Percentage Compliance with Ownership Guideline[2]
Nicholas J. Deluliis	5.5	86.4	1,571 %
Alan K. Shepard	3.5	16.9	483 %
Timothy S. Bedard	3.5	7.0	200 %
Navneet Behl	3.5	9.7	278 %
Hayley F. Scott	3.5	9.9	284 %

(1) Base salary as of January 1, 2024.
(2) As of January 31, 2025, based on CNX's 200-day average rolling stock price per share ended December 31, 2024 of $29.11.

Our stock ownership guidelines were implemented by the Compensation Committee to further align our named executives' interests with those of our shareholders and to comply with what we believe are best practices. CNX reviews named executives' compliance with the stock ownership guidelines annually.

Insider Trading Policy

We have adopted insider trading policies and procedures applicable to our directors, officers, and employees, and have implemented processes for the Corporation, that we believe are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the New York Stock Exchange listing standards.

No Hedging/Pledging Policy[1]

Our Insider Trading Policy prohibits directors, officers (including named executives who are currently employed with CNX) and employees from engaging in any of the following activities with respect to securities of CNX (except as otherwise may be approved in writing by the General Counsel): (i) purchases of CNX stock on margin; (ii) short sales; (iii) buying or selling options (other than the grant and exercise of compensatory stock options by CNX to directors, officers and employees), including buying or selling puts or calls or other hedging transactions with CNX securities (including, without limitation, to purchase financial instruments (such as prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engage in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of registrant equity securities); or (iv) pledging CNX stock (provided, however, that brokerage account agreements may grant security interests in securities held at the broker to secure payment and performance obligations of the brokerage account holder in the ordinary course).

(1) See Footnote 9 to the Beneficial Ownership of Securities Table.

Stock Retention Requirements

The Compensation Committee has implemented stock retention requirements applicable to our named executives who are currently employed with CNX and certain of our other employees for regular annual cycle PSU, ESG PSU and RSU awards in which 50% of vested shares (after tax) must be held until the earlier of: (i) 10 years from the Board determined grant date or (ii) the participant reaching age 62.

Perquisites

We provide our named executives who are currently employed with CNX and other senior officers with perquisites that we believe are reasonable, competitive and consistent with CNX's compensation program. Our principal perquisite programs currently include such benefits as de minimis personal usage of company purchased event tickets and a vehicle allowance. These programs are more fully described in the footnotes to the SCT. We do not provide tax gross-ups on CNX-provided perquisite programs for our named executives.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis set forth above with CNX's management and, based upon such review and discussion, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement and CNX's Annual Report on Form 10-K for the year ended December 31, 2024.

Members of the Compensation Committee:

Ian McGuire, Chair
Robert O. Agbede
J. Palmer Clarkson
Maureen E. Lally-Green
William N. Thorndike, Jr.

The foregoing Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing of CNX under the Securities Act or the Exchange Act, except to the extent that CNX specifically incorporates the Compensation Committee Report by reference therein.

Compensation Policies and Practices as They Relate to CNX's Risk Management

Our compensation program is designed to motivate and reward our employees and executive officers for their performance during the fiscal year and over the long-term, and for taking appropriate business risks.

In January 2025, the Compensation Committee reviewed an assessment of the risks, if any, to CNX associated with our compensation policies and practices. The Compensation Committee, with management, reviewed the design features, characteristics, performance metrics and approval mechanisms for all of our various compensation components, to determine whether any of our compensation policies or programs could create risks that would be reasonably likely to have a material adverse effect on CNX. The assessment was also reviewed by our Internal Auditors and Human Resources Department. Based on this review, management, the Compensation Committee and the full Board identified the following risk mitigating components, which, in their opinion, would be likely to reduce incentives for excessive risk-taking and mitigate any incentives to maximize short-term results at the expense of long-term value:

- *Balanced Pay Mix:* The target compensation mix of our executive officers is heavily weighted towards performance-based incentive compensation.
- *Mix of Performance Metrics:* We do not rely on a single performance metric to determine payouts for performance-based awards. Instead, performance targets

are tied to a variety of metrics, including (among others): Adjusted FCF per share, TSR, absolute stock price, and methane emission intensity reduction. Performance-based awards are also based, in part, on the achievement of strategic and operational objectives in addition to the foregoing metrics.

- *Calculation and Verification of Performance:* Controls are in place to confirm the accuracy of calculations as to actual performance against metrics, including review of all results by the internal audit department.
- *Stock Ownership and Retention Guidelines:* As it relates to our executives, these policies require our named executives to own equity in CNX and retain shares of CNX acquired through equity grants for the long-term.
- *Clawback Policy:* CNX maintains a Clawback Policy that empowers the Corporation to recover certain applicable compensation erroneously awarded to a Covered Officer in the event of an accounting restatement.

Based on its review of CNX's internal controls and the risk mitigating components of CNX's compensation programs identified in the management team's risk assessment, it was determined by the Compensation Committee that CNX's compensation policies and practices do not encourage our executives or our other non-executive employees to take excessive risks that are reasonably likely to have a material adverse effect on CNX.

Summary Compensation Table — 2024

The following table discloses the compensation for Mr. Deluliis, the principal executive officer of CNX, Mr. Shepard, the principal financial officer of CNX, and the three most highly-compensated named executives of CNX serving at the end of fiscal year 2024 (other than Messrs. Deluliis and Shepard): Mr. Bedard, Executive Vice President, General Counsel and Corporate Secretary; Mr. Behl, Chief Operating Officer; and Ms. Scott, Senior Vice President - Compliance and Reporting.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)[1] (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($)[2] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)[3] (i)	Total ($) (j)
Nicholas J. Deluliis[4] President and Chief Executive Officer	2024	$ 800,000	$ —	$ 3,000,017	$ —	$ 2,256,000	$ —	$ 64,586[5]	$ 6,120,603
	2023	$ 800,000	$ 960,000	$ 3,000,010	$ —	$ —	$ 1,621,967	$ 45,906	$ 6,427,883
	2022	$ 800,000	$ —	$ 3,500,022	$ —	$ 2,208,000	$ —	$ 40,136	$ 6,548,158
Alan K. Shepard Chief Financial Officer	2024	$ 349,039	$ —	$ 2,500,040	$ —	$ 473,000	$ —	$ 20,700[6]	$ 3,342,779
	2023	$ 299,519	$ 135,000	$ 5,594,702	$ —	$ —	$ —	$ 17,971	$ 6,047,192
	2022	$ 274,519	$ —	$ 750,023	$ —	$ 379,500	$ —	$ 16,470	$ 1,420,512
Timothy S. Bedard Executive Vice President, General Counsel and Corporate Secretary	2024	$ 375,000	$ —	$ 2,000,022	$ —	$ 495,000	$ —	$ 20,700[7]	$ 2,890,722
Navneet Behl Chief Operating Officer	2024	$ 473,558	$ —	$ 2,750,028	$ —	$ 684,000	$ —	$ 35,626[8]	$ 3,943,212
	2023	$ 373,077	$ 300,000	$ 5,494,701	$ —	$ —	$ —	$ 20,268	$ 6,188,046
Hayley F. Scott Senior Vice President - Compliance and Reporting	2024	$ 340,000	$ —	$ 2,056,045	$ —	$ 439,000	$ —	$ 20,400[9]	$ 2,855,445
	2023	$ 318,077	$ 153,000	$ 600,004	$ —	$ —	$ —	$ 19,085	$ 1,090,166

(1) For 2024, these values represent the aggregate grant date fair value of PSU, ESG PSU, Special PSU and RSU awards granted to the named executives in 2024, as applicable. The values are based on the aggregate grant date fair value of the awards computed in accordance with SEC rules and FASB ASC Topic 718, excluding the effect of estimate forfeitures. The amounts reported in this column for 2024 reflect the accounting cost for these awards, and do not correspond to the actual economic value that may be received by the named executives. A discussion of the valuation assumptions relating to these 2024 PSU, ESG PSU, and RSU awards is provided in Note 15 — Stock-Based Compensation in the Notes to the Audited Consolidated Financial Statements in Part II, Item 8 of the 2024 Annual Report. For the 2024 PSUs and ESG PSUs, the value of the awards, as reported in the table, does not change assuming that the highest level of performance conditions will be achieved.

(2) For 2024, these amounts represent cash incentives earned for 2024 under the CNX STIC program.

(3) For 2024, from time to time, we provided tickets to sporting and other entertainment events to our employees, including our named executives, primarily for business purposes, as well as certain vehicle allowances. See "Compensation Discussion and Analysis — Other Compensation Policies and Information."

(4) Mr. Deluliis did not receive any additional compensation from CNX in connection with his Board service in 2024.

(5) Mr. Deluliis' personal benefits for 2024 include: a vehicle allowance, physical exam, airfare, and employer matching contributions made by CNX under its 401(k) plan. The value of personal use of aircraft is calculated based on the Standard Industry Fare Level (SIFL) rates as prescribed under IRS regulations. The SIFL rates are applied to the distance flown, and a terminal charge is added to determine the total imputed income.

(6) The total in column (i) for Mr. Shepard for 2024 includes matching contributions made by CNX under its 401(k) plan.

(7) The total in column (i) for Mr. Bedard for 2024 includes matching contributions made by CNX under its 401(k) plan.

(8) The total in column (i) for Mr. Behl for 2024 includes matching contributions made by CNX under its 401(k) plan and airfare. In 2023, the Compensation Committee and the Board determined that it is in the best interests of CNX to permit Mr. Behl to have personal use of a private aircraft at the Corporation's cost to visit his family residing in Texas, subject to certain limitations and restrictions. The value of personal use of aircraft is calculated based on the SIFL rates as prescribed under IRS regulations. The SIFL rates are applied to the distance flown, and a terminal charge is added to determine the total imputed income.

(9) The total in column (i) for Ms. Scott for 2024 includes matching contributions made by CNX under its 401(k) plan.

Grants of Plan-Based Awards — 2024

The following table sets forth each plan-based grant made to a named executive in the 2024 fiscal year under plans established by CNX.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards[2] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Nicholas J. Deluliis	—	672,000	960,000	2,400,000	—	—	—	—	—
	1/3/2024[3]	—	—	—	21,187	31,780	84,746	—	1,200,003
	1/3/2024[4]	—	—	—	—	—	—	72,675	1,500,012
	1/3/2024[5]	—	—	—	—	14,535	—	—	300,002
Alan K. Shepard	—	147,000	210,000	525,000	—	—	—	—	—
	1/3/2024[3]	—	—	—	17,656	26,483	70,622	—	1,000,008
	1/3/2024[4]	—	—	—	—	—	—	60,563	1,250,020
	1/3/2024[5]	—	—	—	—	12,113	—	—	250,012
Timothy S. Bedard	—	157,500	225,000	562,500	—	—	—	—	—
	1/3/2024[3]	—	—	—	14,125	21,187	56,498	—	800,012
	1/3/2024[4]	—	—	—	—	—	—	48,450	1,000,008
	1/3/2024[5]	—	—	—	—	9,690	—	—	200,002
Navneet Behl	—	199,500	285,000	712,500	—	—	—	—	—
	1/3/2024[3]	—	—	—	19,421	29,132	77,684	—	1,100,005
	1/3/2024[4]	—	—	—	—	—	—	66,619	1,375,016
	1/3/2024[5]	—	—	—	—	13,324	—	—	275,007
Hayley F. Scott	—	142,800	204,000	510,000	—	—	—	—	—
	1/3/2024[3]	—	—	—	14,520	21,780	58,080	—	822,413
	1/3/2024[4]	—	—	—	—	—	—	49,807	1,028,016
	1/3/2024[5]	—	—	—	—	9,962	—	—	205,616

(1) These awards were made pursuant to the 2024 STIC program under the Executive Annual Incentive Plan.

(2) The values set forth in this column reflect the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. The values set forth in this table may not correspond to the actual values that will be realized by the named executives.

(3) These rows report the number of 2024 PSUs that may be earned pursuant to the awards granted under the Equity and Incentive Compensation Plan. The amounts reflect threshold (50%), target (75%), and maximum (100%) vesting based on applicable performance levels for the TSR component of the PSUs and threshold (0%), target (0%), and maximum (100%) vesting for the ASP component of the PSUs. For additional details regarding the 2024 PSU awards, see the description of our 2024 LTIC program in the "Compensation Discussion and Analysis" section of this Proxy Statement.

(4) 2024 RSU grants were made under the Equity and Incentive Compensation Plan.

(5) These rows report the number of 2024 ESG PSUs that may be earned under the Equity and Incentive Compensation Plan. The ESG PSUs vest at target if both performance metrics are satisfied. If either metric is not achieved, the ESG PSUs will not vest. Therefore, the amounts reflect target (100%) vesting only (there is no threshold or maximum). For additional details regarding the 2024 ESG PSU awards, see the description of our 2024 LTIC program in the "Compensation Discussion and Analysis" section of this Proxy Statement.

Grants made in 2024 are described more fully in the "*Compensation Discussion and Analysis*" section. More information concerning the amount of salary and incentive compensation for the named executives is provided under the section entitled "*Compensation Discussion and Analysis - Compensation Decisions for 2024*."

Outstanding Equity Awards at Fiscal Year-End — 2024

The following table sets forth all unexercised options and unvested PSU, ESG PSU, Special PSU and RSU awards granted under CNX's Equity and Incentive Compensation Plan that have been awarded to our named executives by CNX and were outstanding as of December 31, 2024.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (#) (Exercisable) (b)	Number of Securities Underlying Unexercised Options (#) (Unexercisable) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1] (h)	Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] (j)
Nicholas J. Deluliis	127,660 [2]	—	—	10.525	1/2/2030	—	—	—	—
	—	—	—	—	—	42,028 [5]	$ 1,541,167	—	—
	—	—	—	—	—	62,384 [8]	$ 2,287,621	—	—
	—	—	—	—	—	72,675 [10]	$ 2,664,992	—	—
	—	—	—	—	—	128,677 [11]	$ 4,718,586	—	—
	—	—	—	—	—	8,406 [12]	$ 308,248	—	—
	—	—	—	—	—	6,238 [13]	$ 228,747	—	—
	—	—	—	—	—	4,844 [14]	$ 177,629	—	—
	—	—	—	—	—	—	—	186,355 [15]	$ 6,833,638
	—	—	—	—	—	—	—	15,930 [16]	$ 584,153
Alan K. Shepard	3,051 [3]	—	—	7.200	2/25/2030	—	—	—	—
	—	—	—	—	—	9,007 [5]	$ 330,287	—	—
	—	—	—	—	—	35,351 [8]	$ 1,296,321	—	—
	—	—	—	—	—	60,563 [10]	$ 2,220,845	—	—
	—	—	—	—	—	27,574 [11]	$ 1,011,139	—	—
	—	—	—	—	—	1,802 [12]	$ 66,079	—	—
	—	—	—	—	—	3,535 [13]	$ 129,628	—	—
	—	—	—	—	—	4,037 [14]	$ 148,037		
	—	—	—	—	—	—	—	128,201 [15]	$ 4,701,131
	—	—	—	—	—	—	—	11,612 [16]	$ 425,812
	—	—	—	—	—	—	—	383,334 [17]	$ 14,056,858

	Option Awards					Stock Awards			
Name (a)	**Number of Securities Underlying Unexercised Options (#) (Exercisable)** (b)	**Number of Securities Underlying Unexercised Options (#) (Unexercisable)** (c)	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)** (d)	**Option Exercise Price ($)** (e)	**Option Expiration Date** (f)	**Number of Shares or Units of Stock That Have not Vested (#)** (g)	**Market value of Shares or Units of Stock That Have Not Vested ($)[1]** (h)	**Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)** (i)	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]** (j)
Timothy S. Bedard	—	—	—	—	—	13,022 [9]	$ 477,517	—	—
	—	—	—	—	—	48,450 [10]	$ 1,776,662	—	—
	—	—	—	—	—	3,229 [14]	$ 118,407	—	
	—	—	—	—	—	—	—	56,498 [15]	$ 2,071,782
	—	—	—	—	—	—	—	6,461 [16]	$ 236,925
Navneet Behl	—	—	—	—	—	8,682 [7]	$ 318,369	—	—
						33,272 [8]	$ 1,220,084		
	—	—	—	—	—	66,619 [10]	$ 2,442,919	—	—
						3,327 [13]	$ 122,001		
						4,441 [14]	$ 162,851		
	—	—	—	—	—	—	—	131,876 [15]	$ 4,835,893
	—	—	—	—	—	—	—	12,211 [16]	$ 447,777
	—	—	—	—	—	—	—	383,334 [17]	$ 14,056,858
Hayley F. Scott	2,441 [4]	—	—	10.525	1/21/2030	—	—	—	—
	—	—	—	—	—	1,055 [5]	$ 38,687	—	—
	—	—	—	—	—	1,848 [6]	$ 67,766	—	—
						12,477 [8]	$ 457,532		
	—	—	—	—	—	49,807 [10]	$ 1,826,423	—	—
						3,228 [11]	$ 118,371	—	—
	—	—	—	—	—	212 [12]	$ 7,774	—	—
	—	—	—	—	—	1,248 [13]	$ 45,764	—	—
	—	—	—	—	—	3,320 [14]	$ 121,744	—	—
	—	—	—	—	—	—	—	78,402 [15]	$ 2,875,001
	—	—	—	—	—	—	—	7,890 [16]	$ 289,326

(1) The market values for PSUs, ESG PSUs, Special PSUs and RSUs were determined by multiplying the closing market price per share for CNX common stock on December 31, 2024 ($36.67) by the number of shares relating to such awards.

(2) Options granted January 2, 2020 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(3) Options granted February 25, 2020 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(4) Options granted January 21, 2020 that vested and became exercisable in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(5) RSUs granted on January 3, 2022 that vest in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(6) RSUs granted on January 31, 2022 that vest in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(7) RSUs granted on September 1, 2022 that vest in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(8) RSUs granted on January 3, 2023 that vest in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(9) RSUs granted on December 22, 2023 that vest in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(10) RSUs granted on January 3, 2024 that vest in three equal annual installments (subject to rounding) beginning on the first anniversary of the grant date.

(11) The performance period for the 2022 PSU awards was January 1, 2022 through December 31, 2024. The amounts are based on actual performance results for the period and vested in January 2025 when the Compensation Committee certified performance.

(12) *The performance period for the 2024 tranche of the 2022 ESG PSU awards was January 1, 2024 through December 31, 2024. The amounts are based on actual performance results for the period and was deemed earned in January 2025 when the Compensation Committee certified performance.*

(13) *The performance period for the 2024 tranche of the 2023 ESG PSU awards was January 1, 2024 through December 31, 2024. The amounts are based on actual performance results for the period and was deemed earned in January 2025 when the Compensation Committee certified performance.*

(14) *The performance period for the 2024 tranche of the 2024 ESG PSU awards was January 1, 2024 through December 31, 2024. The amounts are based on actual performance results for the period and was deemed earned in January 2025 when the Compensation Committee certified performance.*

(15) *The aggregate number of unvested PSUs for which the performance period had not lapsed as of December 31, 2024 (as applicable). The performance period for the PSU awards granted in 2023 is January 1, 2023 through December 31, 2025 and the performance period for the PSU awards granted in 2024 is January 1, 2024 through December 31, 2026. In each case, the full award will cliff vest to the extent earned, following the three-year performance period: 50% based on the achievement of relative TSR metric and 50% based on the achievement of an ASP metric. The amounts presented for the 2023 PSU and 2024 PSU awards are based on achieving performance goals at the maximum level as to the TSR and ASP goals.*

(16) *The aggregate number of unvested ESG PSUs for which the performance period had not lapsed as of December 31, 2024. The performance period for the ESG PSU awards granted in 2023 is January 1, 2023 through December 31, 2025, vesting one-third per year (with the 2025 tranche remaining outstanding and included in this column). The performance period for the ESG PSU awards granted in 2024 is January 1, 2024 through December 31, 2026, vesting one-third per year (with the 2025 and 2026 tranches remaining outstanding and included in this column). The amounts presented for the 2023 and 2024 ESG PSU awards are based on achieving performance goals at the target level. The earned amounts related to the 2024 tranche of the 2023 and 2024 ESG PSU awards are described above and reflected in column (g).*

(17) *The aggregate number of unvested Special PSUs for which the performance period had not lapsed as of December 31, 2024. The Special PSUs may generally be earned and will be paid incrementally over seven years in three tranches of 25%, 25%, and 50% based on three separate sub-performance periods (with an opportunity to earn later tranches early if the applicable performance goal for such later tranche is achieved early): Tranche 1--August 1, 2023 – July 31, 2026; Tranche 2--August 1, 2026 – July 31, 2028; and Tranche 3--August 1, 2028 – July 31, 2030. The amounts shown are calculated based on CNX's closing market price per share of $36.67 on December 31, 2024. Assuming this value per share under the terms of the Special PSUs, the payout value for each of Messrs. Shepard's and Behl's awards would be zero. If it was assumed that threshold performance goals were achieved under the Special PSU program (i.e., maximum target stock price under Tranche 1 of the program), then (i) the number of shares awarded to each of Messrs. Shepard and Behl would be 95,834 (the maximum amount of total performance share units that may be earned under Tranche 1 of the program), and (ii) the value per share would be $41.83 (the maximum target stock price under Tranche 1 of the program), resulting in a payout value for each of Messrs. Shepard's and Behl's awards of $4,008,736. For additional details regarding the 2023 Special PSU awards, see "Special PSUs" in the "Compensation Discussion and Analysis" section of this Proxy Statement.*

Option Exercises and Stock Vested Table — 2024

The following table sets forth information concerning each exercise of CNX options and the vesting of RSUs, PSUs and ESG PSUs of CNX during the 2024 fiscal year.

	Option Awards		Stock Awards[1]	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Nicholas J. DeIuliis[2]	795,563	11,699,311	502,702	$ 10,198,804
Alan K. Shepard	—	—	53,085	$ 1,084,824
Timothy S. Bedard	—	—	6,510	$ 235,988
Navneet Behl	—	—	28,642	$ 650,727
Hayley F. Scott	—	—	18,242	$ 371,917

(1) *Values include vesting of RSU awards granted in each of 2021 (third tranche), 2022 (second tranche), and 2023 (first tranche), as well as PSU awards granted in 2019 and 2021, and PSU ESG awards granted in 2021 (third tranche), 2022 (second tranche) and 2023 (first tranche).*
(2) *Mr. DeIuliis exercised options granted on January 29, 2016.*

Pension Benefits Table — 2024

The following table provides information with respect to each plan that provides for specified retirement payments or benefits, or payments or benefits that will be provided primarily following retirement, including benefits available under the applicable CNX nonqualified defined benefit plan (which we refer to as the Supplemental Retirement Plan ("SERP"), but excluding nonqualified defined contribution plans.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit[1] ($) (d)	Payments During Last Fiscal Year ($) (e)
Nicholas J. DeIuliis	Supplemental Retirement Plan	20	$ 10,841,716	—
Alan K. Shepard	N/A	—	—	—
Timothy S. Bedard	N/A			
Navneet Behl	N/A	—	—	—
Hayley F. Scott	N/A	—	—	—

(1) *The accumulated benefits included in this column were computed through December 31, 2024 using the assumptions stated in the financial statements included in Note 14 - Pension in the Notes to the Audited Consolidated Financial Statements in Part II, Item 8 of the 2024 Annual Report ("Note 14"). The table above excludes benefits relating to the Pension Plan, which was assumed by CONSOL Energy Inc. in connection with its separation from CNX. As it relates to Mr. DeIuliis, the value shown assumes a normal retirement age of 65 for the SERP benefit, despite the fact that Mr. DeIuliis would not be eligible to receive the normal retirement benefit until 2033. If Mr. DeIuliis was to retire earlier, his benefit would be age reduced pursuant to the provisions of the SERP. The amounts shown were determined primarily using the interest rate assumptions and mortality assumptions (the latter for Mr. DeIuliis only) set forth in Note 14. Values may fluctuate significantly from year to year depending on several factors, including age, years of service, average annual earnings and the assumptions used to determine the present value, such as mortality and discount rate.*

Understanding Our Pension Benefits Table

This section provides information regarding CNX's applicable retirement program, which includes the SERP.

Supplemental Retirement Plan

The SERP was originally adopted in 2006 and is designed primarily for the purpose of providing benefits for a select group of management and highly-compensated employees of CNX and its subsidiaries, and is intended to qualify as a "top hat" plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). We established the SERP to attract and retain persons that we considered to be important to our success by providing benefits that are not restricted by the statutory limitations imposed by the federal income tax laws. The SERP is an unfunded, unsecured obligation of CNX, the benefits of which will be paid from its general assets.

Certain named executives and other eligible individuals were the initial participants in the SERP. On September 9, 2009, the Board adopted amendments to the SERP to include certain employees of CNX Gas and to give service credit thereunder for service with CNX Gas to all participants in the plan who are or were employees of CNX Gas, including Mr. Deluliis. The amendments to the SERP were consistent with the Corporation's assumption of CNX Gas's compensatory arrangements as part of the management reorganization that occurred in January 2009.

In September 2011, the Board authorized amendments to the SERP, which froze the plan effective December 31, 2011 for current and future CNX employees, except for certain officers (referred to hereafter as the "excepted employees"). After the applicable date, no existing participant or future CNX employee, other than the excepted employees, accrues benefits under the SERP, and no compensation or service is counted for purposes of calculating benefits thereunder. Frozen CNX participants' years of service continue to accrue, solely for vesting purposes. Mr. Deluliis is an excepted employee and, accordingly, continues to accrue benefits under the SERP.

The Compensation Committee has reserved the right to terminate a participant's participation in the SERP at any time. Additionally, if a participant's employment is terminated or if a participant no longer meets basic eligibility standards, the participant's participation in the SERP (and such person's right to accrue any benefits thereunder) will terminate automatically. Final average compensation and years of service will be determined at such time.

The amount of each participant's benefit under the plan as of age 65 (expressed as an annual amount) will be equal to 50% of "final average compensation" multiplied by the "service fraction," as calculated on the participant's date of employment termination with CNX. "Final average compensation" means the average of a participant's five highest consecutive annual compensation amounts (annual base salary plus amounts received under the STIC) while employed by CNX or its subsidiaries. The "service fraction" means a fraction with a numerator equal to a participant's number of years of service and a denominator of 20 and cannot exceed one.

Benefits under the SERP will be paid in the form of a life annuity with a guaranteed term of 20 years (which will be the actuarial equivalent of a single life annuity) commencing in the month following the later to occur of: (a) the end of the month following the month in which the participant turns age 50 or (b) the end of the month following the month in which the employment termination of a participant occurs. In the event the benefits commence prior to the participant's standard retirement age, the benefit will be actuarially reduced as necessary (using assumptions specified in the Pension Plan). For a description of the effect of termination or change in control upon benefits under the SERP, see *"Understanding Our Change in Control and Employment Termination Tables and Information."*

Potential Payments Upon Termination or Change in Control Tables

Except as otherwise indicated, the following narrative and tables set forth the potential incremental or enhanced payments and the value of other incremental or enhanced benefits that would vest or otherwise accelerate or vest at, following, or in connection with any termination, including, without limitation, retirement, termination not for cause, or a constructive termination of a named executive, or a "change in control" of CNX and/or CNX Gas, in the case of Mr. Deluliis, or a change in the named executive's responsibilities, as such scenarios are contemplated in the contracts, agreements, plans or arrangements described below.

For each named executive, the payments and benefits detailed in the tables below are in addition to any payments and benefits under our plans and arrangements that are offered or provided generally to all salaried employees on a non-discriminatory basis and any accumulated vested (non-enhanced) benefits for each named executive, including those set forth in the Pension Benefits Table — 2024, and any stock options vested as of December 31, 2024 (which are set forth in the Outstanding Equity Awards at Fiscal Year-End Table — 2024). The tables assume that employment termination and/or the change in control occurred on December 31, 2024 and a valuation of our common stock based on its closing market price per share on December 31, 2024 of $36.67 per share. The tables also assume that each named executive will take all action necessary or appropriate for such person to receive the maximum available benefit, such as execution of a release of claims and compliance with restrictive covenants described below.

A description of some elements of the plans, arrangements and agreements covered by the following tables and which provide for payments or benefits in connection with a termination of employment or change in control are also described under *"Compensation Discussion and Analysis."* The footnotes to the tables describe the assumptions that were used in calculating the amounts reflected therein.

Tables

NICHOLAS J. DEIULIIS*

	Retirement[1]	Termination Not for Cause/ Reduction in Force[1]	Termination For Cause	Death[1]	Disability[1]	Change in Control Termination[1][2]
Compensation:						
Base Salary	—	—	—	—	—	$ 2,000,000
Short-Term Incentive[3]	—	—	—	$ 960,000	—	$ 4,600,000
Severance Pay Plan[4]	—	$ 384,615	—	—	—	—
Long-Term Incentive Compensation:[5][9]						
Options: Unvested	—	—	—	—	—	—
RSUs: Unvested	$ 6,493,780	$ 6,493,780	—	$ 6,493,780	$ 6,493,780	$ 6,493,780
PSUs: Unvested	$ 6,833,638	$ 6,833,638	—	$ 6,833,638	$ 6,833,638	$ 6,833,638
ESG PSUs: Unvested	$ 584,153	$ 584,153	—	$ 584,153	$ 584,153	$ 584,153
Benefits and Perquisites:						
Outplacement service	—	—	—	—	—	$ 25,000
Continuation of medical/drug/dental benefits[6]	—	—	—	—	—	$ 53,559
401(k) payment	—	—	—	—	—	$ 51,750
Supplemental Retirement Plan[7]	—	—	—	—	—	$ 15,871,501
280G Tax Gross-up[8]	—	—	—	—	—	$ 12,189,495
TOTAL	**$ 13,911,571**	**$ 14,296,187**	**—**	**$ 14,871,571**	**$ 13,911,571**	**$ 48,702,876**

Applicable footnotes follow the last table in this section of this Proxy Statement.

ALAN K. SHEPARD*

Executive Benefits and Payments Upon Termination	Retirement	Termination Not for Cause/ Reduction in Force	Termination For Cause	Death	Disability	Change in Control Termination[2]
Compensation:						
Base Salary	—	—	—	—	—	$ 525,000
Short-Term Incentive[3]	—	—	—	$ 210,000	—	$ 379,750
Severance Pay Plan[4]	—	$ 74,038	—	—	—	—
Long-Term Incentive Compensation:[5][9]						
Options: Unvested	—	—	—	—	—	—
RSUs: Unvested	—	$ 3,847,453	—	$ 3,847,453	$ 3,847,453	$ 3,847,453
PSUs: Unvested	—	$ 4,701,131	—	$ 4,701,131	$ 4,701,131	$ 4,701,131
ESG PSUs: Unvested	—	$ 425,812	—	$ 425,812	$ 425,812	$ 425,812
Special PSUs: Unvested[10]	—	$ 0	—	$ 0	$ 0	$ 0
Benefits and Perquisites:						
Outplacement service	—	—	—	—	—	$ 25,000
Continuation of medical/drug/dental benefits[6]	—	—	—	—	—	$ 32,136
401(k) payment	—	—	—	—	—	$ 31,050
280G Tax Reduction[8]	—	—	—	—	—	$ (4,762,192)
TOTAL		**$ 9,048,434**		**$ 9,184,396**	**$ 8,974,396**	**$ 5,205,140**

Applicable footnotes follow the last table in this section of this Proxy Statement.

TIMOTHY S. BEDARD*

Executive Benefits and Payments Upon Termination	Retirement	Termination Not for Cause/ Reduction in Force	Termination For Cause	Death	Disability	Change in Control Termination[2]
Compensation:						
Base Salary	—	—	—	—	—	$ 562,500
Short-Term Incentive[3]	—	—	—	$ 225,000	—	$ 337,500
Severance Pay Plan[4]	—	$ 57,692	—	—	—	—
Long-Term Incentive Compensation:[5][9]						
Options: Unvested	—	—	—	—	—	—
RSUs: Unvested	—	$ 2,254,178	—	$ 2,254,178	$ 2,254,178	$ 2,254,178
PSUs: Unvested	—	$ 2,071,782	—	$ 2,071,782	$ 2,071,782	$ 2,071,782
ESG PSUs: Unvested	—	$ 236,925	—	$ 236,925	$ 236,925	$ 236,925
Benefits and Perquisites:						
Outplacement service	—	—	—	—	—	$ 25,000
Continuation of medical/drug/dental benefits[6]	—	—	—	—	—	$ 31,716
401(k) payment	—	—	—	—	—	$ 31,050
280G Tax Reduction[8]	—	—	—	—	—	$ (2,586,365)
TOTAL		**$ 4,620,577**		**$ 4,787,885**	**$ 4,562,885**	**$ 2,964,286**

* Applicable footnotes follow the last table in this section of this Proxy Statement.

NAVNEET BEHL*

Executive Benefits and Payments Upon Termination	Retirement	Termination Not for Cause/ Reduction in Force	Termination For Cause	Death	Disability	Change in Control Termination[2]
Compensation:						
Base Salary	—	—	—	—	—	$ 712,500
Short-Term Incentive[3]	—	—	—	$ 285,000	—	$ 427,500
Severance Pay Plan[4]	—	$ 73,077	—	—	—	—
Long-Term Incentive Compensation:[5][9]						
Options: Unvested	—	—	—	—	—	—
RSUs: Unvested	—	$ 3,981,372	—	$ 3,981,372	$ 3,981,372	$ 3,981,372
PSUs: Unvested	—	$ 4,835,893	—	$ 4,835,893	$ 4,835,893	$ 4,835,893
ESG PSUs: Unvested	—	$ 447,777	—	$ 447,777	$ 447,777	$ 447,777
Special PSUs: Unvested[10]	—	$ 0	—	$ 0	$ 0	$ 0
Benefits and Perquisites:						
Outplacement service	—	—	—	—	—	$ 25,000
Continuation of medical/drug/dental benefits[6]	—	—	—	—	—	$ 32,136
401(k) payment	—	—	—	—	—	$ 31,050
280G Tax Reduction[8]	—	—	—	—	—	$ (5,330,051)
TOTAL		**$ 9,338,119**	**—**	**$ 9,550,042**	**$ 9,265,042**	**$ 5,163,177**

* Applicable footnotes follow the last table in this section of this Proxy Statement.

HAYLEY F. SCOTT

Executive Benefits and Payments Upon Termination	Retirement	Termination Not for Cause/ Reduction in Force	Termination For Cause	Death	Disability	Change in Control Termination[2]
Compensation:						
Base Salary	—	—	—	—	—	$ 510,000
Short-Term Incentive[3]	—	—	—	$ 204,000	—	$ 388,278
Severance Pay Plan[4]	—	$ 52,308	—	—	—	—
Long-Term Incentive Compensation:[5][9]						
Options: Unvested	—	—	—	—	—	—
RSUs: Unvested	—	$ 2,390,407	—	$ 2,390,407	$ 2,390,407	$ 2,390,407
PSUs: Unvested	—	$ 2,875,001	—	$ 2,875,001	$ 2,875,001	$ 2,875,001
ESG PSUs: Unvested	—	$ 289,326	—	$ 289,326	$ 289,326	$ 289,326
Benefits and Perquisites:						
Outplacement service	—	—	—	—	—	$ 25,000
Continuation of medical/drug/dental benefits[6]	—	—	—	—	—	$ 18,131
401(k) payment	—	—	—	—	—	$ 30,600
280G Tax Reduction[8]	—	—	—	—	—	$ (2,570,228)
TOTAL		**$ 5,607,043**	**—**	**$ 5,758,735**	**$ 5,554,735**	**$ 3,956,516**

(1) Under the terms of Mr. Deluliis' 2022, 2023, and 2024 RSU and PSU award agreements, 2020 option award agreement, and 2022, 2023, and 2024 ESG PSU award agreements, he would be entitled to amounts shown under Long-Term Incentive Compensation if he retired from the Corporation. For purposes of this table, it should be assumed that such amounts would similarly be paid to him if his employment terminated for any reason other than cause.

(2) If a change in control occurred and the named executive's employment did not terminate, the named executive would be entitled only to the payments and benefits shown under Long-Term Incentive Compensation. The narrative following these tables contains a description of events that constitute a change in control.

(3) In the event of death, the tables show that, Ms. Scott and Messrs. Deluliis, Shepard, Bedard, and Behl would be entitled to the short-term incentive award if the Compensation Committee determined that such awards are not forfeited. The amounts shown in the event of death assume a target payout for 2024, in the case that the Compensation Committee makes such determination, and that death occurs at year-end. In the event of a qualifying termination in connection with a change in control, the tables show that, each named executive, pursuant to his or her CIC Agreement, would be entitled to: (i) the relevant multiple (for Mr. Deluliis, 2.5; and for Ms. Scott and Messrs. Shepard, Bedard, and Behl, 1.5) of Incentive Pay (defined in each CIC Agreement as the greater of (a) the target STIC award for the current year and (b) the average of the annual bonus amounts paid to the individual for the three years prior to the year that includes the termination) and (ii) a pro-rated payment of his Incentive Pay based upon the length of service during the year in which the termination occurred. Assuming a maximum payout for 2024 and a change in control at year-end, each individual would receive, in addition to the amount shown in the table, the amounts set forth in the Grants of Plan-Based Awards — 2024 under the maximum amounts for non-equity incentive plan awards.

(4) The Severance Pay Plan for Salaried Employees provides one week of severance for every year of service with a minimum of 8 weeks and up to a maximum of 25 weeks in the event that employment is involuntarily terminated because of a reduction in workforce. As of December 31, 2024, Messrs. Deluliis, Shepard, Bedard, and Behl and Ms. Scott were entitled to 25 weeks, 11 weeks, 8 weeks, 8 weeks, and 8 weeks, respectively, of severance.

(5) The values for long-term incentive compensation represent the value of the unvested RSUs, PSUs, ESG PSUs, Special PSUs and stock options, which would accelerate and vest depending on the termination event or change in control. The value of the unvested RSUs, PSUs, ESG PSUs, Special PSUs, and stock options was calculated using CNX's closing market price per share of $36.67 on December 31, 2024 (assumes target payout for the 2023 PSUs (as to Ms. Scott and Messrs. Deluliis, Shepard, and Behl), the 2024 PSUs (as to Ms. Scott and Messrs. Deluliis, Shepard, Bedard, and Behl), the 2023 ESG PSUs (as to Ms. Scott and Messrs. Deluliis, Shepard, and Behl), the 2024 ESG PSUs (as to Ms. Scott and Messrs. Deluliis, Shepard, Bedard, and Behl), and the 2023 Special PSUs (as to Messrs. Shepard and Behl). The 2022 PSUs and the 2022, 2023 and 2024 ESG PSUs were not included because the performance period for such awards ended on December 31, 2024.

(6) In the event of a qualifying termination in connection with a change in control, as of December 31, 2024, the tables show that Mr. Deluliis, pursuant to his CIC Agreement, would be entitled to the continuation of medical, dental, and vision coverage for a period of 30 months, and Ms. Scott and Messrs. Shepard, Bedard, and Behl would be entitled to 18 months.

(7) In the event of a termination for cause, no benefit is payable. Benefits vest immediately in the event of termination due to disability, death or change in control. Further, the SERP pays an unreduced benefit in the event of incapacity retirement or disability, and accordingly, Mr. Deluliis would receive $9,400,797 in such a case.

(8) This calculation is an estimate for proxy disclosure purposes only. Note that actual payments for Ms. Scott and Messrs. Shepard, Bedard, and Behl, would be reduced pursuant to the terms of their CIC Agreements by the amounts shown in the above tables under "280G Tax Reduction." Payments on an actual change of control may differ based on factors such as transaction price, timing of employment termination and payments, methodology for valuing stock options, changes in compensation, reasonable compensation analyses and the value of the covenant not to compete. Assumptions used in the Proxy Statement include:

• Marginal federal, Pennsylvania state and FICA-HI (Medicare) tax rates of 37%, 3.07% and 2.35%, respectively;

• Stock options are assumed to become fully vested and/or exercisable and are valued in accordance with Rev. Proc. 98-34 and Q&A 24(c) of Code Section 280G based on expected life of the option; and

• We did not attribute any value to non-competition covenants or take the position that any part of the value of the performance-based equity and long-term incentive plans provided to the applicable named executive was reasonable compensation for services prior to the change of control, which would have reduced the estimated excise tax gross-up payment, if any.

(9) The amounts shown assume the Compensation Committee exercised its discretion in connection with a termination without cause and vested the awards.

(10) The amounts shown are calculated based on CNX's closing market price per share of $36.67 on December 31, 2024. Assuming this value per share under the terms of the Special PSUs in a change in control transaction, the value of the Special PSUs would be zero and, as such, no value is included in the tables for Messrs. Shepard and Behl. If it was assumed that the value per share under the transaction documentation of the change in control transaction was $86.75 (the maximum target stock price under the program), the payout value for each of Messrs. Shepard's and Behl's awards would be $33,254,225. For additional details regarding the 2023 Special PSU awards, see "Special PSUs" in the "Compensation Discussion and Analysis" section of this Proxy Statement.

Understanding Our Change in Control and Employment Termination Tables and Information

This section provides information regarding the following CNX agreements and/or programs which provide for benefits to be paid to named executives in connection with employment termination and/or a change in control of the Corporation or, with respect to Mr. Deluliis, CNX Gas: CIC Agreements; stock options; RSUs; PSUs; ESG PSUs; Special PSUs; Supplemental Retirement Plan; and Severance Pay Plan for Salaried Employees.

Change in Control Agreements

As of December 31, 2024, Ms. Scott and Messrs. Shepard, Bedard, and Behl each had CIC Agreements with CNX, and Mr. Deluliis had a CIC Agreement with CNX and CNX Gas. The CIC Agreements provide severance benefits to our named executives if they are terminated (i) after, or in connection with, a CNX change in control (as described below) (and/or, in the case of Mr. Deluliis, a CNX Gas change in control (as described below)) by CNX (and/or by CNX Gas, in the case of Mr. Deluliis) for any reason other than cause (as defined below), death or disability (as defined below), that occurs not more than three months prior to or within two years after, a CNX change in control (and/or a CNX Gas change in control, in the case of Mr. Deluliis), or is requested by a third party initiating the CNX change in control (and/or the CNX Gas change in control, in the case of Mr. Deluliis) or (ii) within the two-year period after a CNX change in control (and/or a CNX Gas change in control, in the case of Mr. Deluliis), if he is "constructively terminated" (as defined below).

Under the two circumstances described above, as of December 31, 2024, the named executives would be entitled to receive:

- A lump sum cash payment equal to a multiple of base pay plus a multiple of short-term incentive pay (the multiple, in each case, for Mr. Deluliis, 2.5; and for Ms. Scott and Messrs. Shepard, Bedard, and Behl, 1.5);

- A pro-rated payment of his or her short-term incentive pay for the year in which termination of employment occurs;

- For a specified period (for Mr. Deluliis, 30 months; and for Ms. Scott and Messrs. Shepard, Bedard, and Behl, 18 months), the continuation of medical, dental, and vision coverage (or monthly reimbursements in lieu of continuation);

- A lump sum cash payment equal to the total amount that the executive would have received under the 401(k) plan as a match if he or she was eligible to participate in the 401(k) plan for a specified period after his or her termination date (for Mr. Deluliis, 30 months; and for Ms. Scott and Messrs. Shepard, Bedard, and Behl, 18 months) and he or she contributed the maximum amount to the plan for the match;

- A lump sum cash payment equal to the difference between the present value of his accrued pension benefits at his or her termination date under the qualified defined benefit plan (which, as described in the "Pension Benefits Table — 2024" section, is now sponsored by CONSOL Energy Inc.), and (if eligible) any plan or plans providing nonqualified retirement benefits and the present value of the accrued pension benefits to which the executive would have been entitled under the pension plans if he had continued participation in those plans for a specified period after his termination date (for Mr. Deluliis, 30 months; and for Ms. Scott and Messrs. Shepard, Bedard, and Behl, 18 months).

- A lump sum cash payment of $25,000 in order to cover the cost of outplacement assistance services and other expenses associated with seeking other employment; and

- Any amounts earned, accrued or owing but not yet paid as of his or her termination date, payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans and programs.

In addition, upon a CNX change in control (and/or a CNX Gas change in control, in the case of Mr. Deluliis) all equity awards granted to each of the named executives will become fully vested and/or exercisable on the date the change in control occurs and all stock options or stock appreciation rights will remain exercisable for the period set forth in the applicable award agreement. If it is determined that any payment or distribution to Mr. Deluliis (who entered into his CIC Agreement prior to 2009) only would constitute an "excess parachute payment" within the meaning of Section 280G of the federal income tax laws, he would be entitled to an additional amount, subject to certain limitations, such that the net amount retained by him after deduction of any excise tax imposed under Section 4999 of the federal income tax laws, and any tax imposed upon the gross-up payment, will be equal to the excise tax on the payment. Since 2009, CNX has not included any gross-up provisions in its CIC Agreements.

In the case of Ms. Scott and Messrs. Shepard, Bedard, and Behl, the provisions of their CIC Agreements provide that in the event that any payment or distribution by CNX would constitute an "excess parachute payment" within the meaning of Section 280G, CNX will limit such payments to an amount below the excess parachute payment amount, such that there will not be any excise tax on such payments.

The CIC Agreements contain confidentiality, non-competition and non-solicitation obligations. The named executives have each agreed not to compete with the business for one year, or to solicit employees for two years, following a termination of employment, when such executive is receiving severance benefits under a CIC Agreement.

No payments are made or benefits provided under the CIC Agreements unless the executive executes, and does not revoke, a written release of any and all claims (other than for entitlements under the terms of the agreement or which may not be released under the law).

"Cause," under the CIC Agreements, is a determination by the Board (or the CNX Gas Board in the case of Mr. Deluliis) that the executive has:

(a) been convicted of, or has pleaded guilty or nolo contendere to, any felony or any misdemeanor involving fraud, embezzlement or theft; or

(b) wrongfully disclosed material confidential information of the Corporation or any subsidiary (including CNX Gas), has intentionally violated any material express provision of the Corporation's code of conduct for executives and management employees (as then in effect) or has intentionally failed or refused to perform any of his material assigned duties for the Corporation (or CNX Gas in the case of Mr. Deluliis), and any such failure or refusal has been demonstrably and materially harmful to the Corporation (or CNX Gas, in the case of Mr. Deluliis).

Notwithstanding the foregoing, the executive will not be deemed to have been terminated for "cause" under clause (b) above unless the majority of the members of the Board (or the CNX Gas Board, in the case of Mr. Deluliis) plus one member of such board, find that, in its good faith opinion, the executive has committed an act constituting "cause," and such resolution is delivered in writing to the executive.

A "change in control" under the CIC Agreements means the occurrence of any of the following events (for purposes of this section, with respect to Mr. Deluliis, where applicable, references to the "Corporation" also include the Corporation's subsidiary, CNX Gas; references to the "Board" also include the CNX Gas Board; references to "shareholders of the Corporation" also include shareholders of CNX Gas and references to "voting stock" also include securities of CNX Gas):

(i) the acquisition by any individual, entity or group of beneficial ownership of more than 25% of the combined voting power of the then outstanding voting stock of the Corporation; provided, however, that the following acquisitions will not constitute a change in control: (A) any issuance of voting stock of the Corporation directly from the Corporation that is approved by the then incumbent Board, (B) any acquisition by the Corporation (or any subsidiaries) of voting stock of the Corporation, (C) any acquisition of voting stock of the Corporation by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any subsidiary of the Corporation, (D) any acquisition of voting stock of the Corporation by an underwriter holding securities of the Corporation in connection with a public offering thereof, or (E) any acquisition of voting stock of the Corporation by any person pursuant to a transaction that complies with clauses (A), (B) and (C) of (iii) below; or

(ii) individuals who constitute the Board as of the agreement date (or in the case of Mr. Deluliis, individuals who constitute the CNX Gas Board other than at a time when the Corporation and/or its subsidiaries beneficially own more than 50% of the total voting stock of CNX Gas) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to such date whose election, or nomination for election by the Corporation's shareholders (or CNX Gas's shareholders, in the case of Mr. Deluliis) was approved by a vote of at least two-thirds of the directors then comprising the incumbent Board are deemed to have then been a member of the incumbent Board, but excluding any individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(iii) consummation of a reorganization, merger or consolidation of the Corporation or a direct or indirect wholly owned subsidiary of the Corporation, a sale or other disposition of all or substantially all of the assets of the Corporation, or other transaction involving the Corporation, unless, in each case, immediately following such transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners of voting stock of the Corporation immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the combined voting power or securities of the then outstanding shares of voting stock or securities of the entity resulting from such transaction or any direct or indirect parent corporation thereof, (B) no person other than the Corporation beneficially owns 25% or more of the combined voting power of the then outstanding shares of voting stock of the entity resulting from such transaction or any direct or indirect parent corporation thereof and (C) at least a majority of the members of the Board of the entity resulting from such transaction or any direct or indirect parent corporation thereof were members of the incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such transaction;

(iv) approval by the shareholders of the Corporation of a complete liquidation or dissolution of the Corporation, except pursuant to a transaction that complies with clauses (A), (B) and (C) of (iii) above; or

(v) in the case of Mr. Deluliis' CIC Agreements, other than a time when CNX and/or its subsidiaries beneficially own less than 50% of the total voting stock of CNX Gas, a CNX change in control (as described in clauses (i) through (iv) above).

A "constructive termination" means:

- A material adverse change in position;
- A material reduction in annual base salary or target bonus or a material reduction in employee benefits;
- Material adverse change in circumstances as determined in good faith by the executive, including a material change in the scope of business or other activities for which the executive was responsible for prior to the change in control, which has rendered the executive unable to carry out, has materially hindered his performance of, or has caused him to suffer a material reduction in, any of the authorities, powers, functions, responsibilities or duties attached to the position he held immediately prior to the change in control, as determined by him;

- The liquidation, dissolution, merger, consolidation or reorganization of the Corporation (or CNX Gas, in the case of Mr. Deluliis) or transfer of substantially all of CNX's (or CNX Gas's, in the case of Mr. Deluliis) business or assets unless the successor assumes all duties and obligations of the Corporation (or CNX Gas, in the case of Mr. Deluliis) under the applicable CIC Agreement; or
- The relocation of the executive's principal work location to a location that increases his normal commute by 50 miles or more or that requires travel increases by a material amount.

Stock Options

Options generally vest over a three-year period from the date of grant. In the event that a named executive's employment with the Corporation (including any affiliate of the Corporation) is terminated for "cause" (as defined in our Equity and Incentive Compensation Plan) or the named executive breaches non-competition or proprietary information covenants (see description below), then any stock option (whether vested or unvested) that is granted to the named executive will be cancelled and forfeited in its entirety on the date of termination of employment or breach of covenant, as applicable. In addition, any stock option exercised during the six-month period prior to such termination of employment or breach of covenant, as applicable, will be rescinded, and the named executive will be required to pay to the Corporation within 10 days an amount in cash equal to the gain realized by the exercise of the stock option.

In the event that the named executive's employment is terminated voluntarily or by the Corporation without "cause" (as defined in our Equity and Incentive Compensation Plan), the non-vested portion of any stock option will be deemed cancelled on the termination date and the vested portion, if any, of the stock option as of the date of such termination will remain exercisable until the expiration date.

In the event that employment with the Corporation (including any affiliate) is terminated without cause and after a decision that such termination qualifies for special vesting treatment, the non-vested portion of a stock option will continue to vest and become exercisable in accordance with the vesting schedule set forth in the award agreement, and will remain exercisable until the expiration date. In the event that the named executive's employment is terminated by reason of death or due to "disability" (as defined in our Equity and Incentive Compensation Plan), or in the case of Mr. Deluliis, retirement, the non-vested portion of the stock option will vest in its entirety immediately and will remain exercisable until the expiration date.

RSUs

RSUs generally vest over a three-year period from the date of grant. In the event that a named executive's employment with the Corporation (or an affiliate) is terminated (i) on account of death or disability, (ii) by action taken by the Corporation (including any affiliate) without cause and after a decision that such termination without cause qualifies for special vesting treatment, or (iii) in the case of Mr. Deluliis, retirement (a "Qualifying Separation"), the unvested portion of the RSU award will vest.

If the named executive's employment with the Corporation (or an affiliate) is terminated for any other reason, including by the named executive voluntarily, or by the Corporation (including an affiliate) with or without cause (other than in connection with a Qualifying Separation), the unvested portion of the RSU award will be cancelled and forfeited. If the named executive's employment with the Corporation (or an affiliate) is terminated by action taken by the Corporation (including an affiliate) with "cause" (as defined in our Equity and Incentive Compensation Plan), the vested RSUs held by the named executive will also be forfeited (with any shares issued returned to the Corporation) and, to the extent that the named executive has sold any of his or her shares issued under the award within the six-month period ending with the date the named executive's employment with the Corporation was terminated for cause, the named executive will be required to repay to the Corporation, within ten days after receipt of written demand from the Corporation, the cash proceeds that the named executive received upon each such sale.

If the named executive breaches the non-competition or proprietary information covenants in the RSU award agreement, the RSUs awarded to the named executive (whether vested or unvested) will be cancelled and forfeited (with any shares issued returned to the Company).

PSUs and ESG PSUs

PSUs and ESG PSUs generally vest over a three-year period. The PSU and ESG PSU awards also include special vesting provisions in connection with certain employment termination circumstances.

For the PSUs and the ESG PSUs, in the event the named executive's employment with the Corporation (or an affiliate) is terminated (i) on account of death or disability, (ii) by action taken by the Corporation (including any affiliate) without cause and after a decision that such termination without cause qualifies for special vesting treatment, or (iii) in the case of Mr. Deluliis, retirement (a "Qualifying Separation"), the named executive will be entitled to retain the awards and receive payment therefore, to the extent earned and payable.

If the named executive's employment with the Corporation (or an affiliate) is terminated for any other reason, including by the named executive voluntarily, or by the Corporation (including an affiliate) with or without cause (other than in connection with a Qualifying Separation), the PSUs and ESG PSUs awarded to the named executive will be cancelled and forfeited.

If the named executive breaches the non-competition or proprietary information covenants in the PSU or ESG PSU award agreement, the PSUs and ESG PSUs awarded to the named executive will be cancelled and forfeited.

Special PSUs

The Special PSUs may generally be earned and will be paid incrementally over seven years in three tranches of 25%, 25%, and 50% based on three separate sub-performance periods. In the event the named executive's employment is terminated for any reason, any Special PSUs that have not yet been distributed will be cancelled and forfeited.

If the named executive breaches the non-competition or proprietary information covenants in the Special PSU award agreement, the Special PSUs awarded to the named executive will be cancelled and forfeited.

Equity and Incentive Compensation Plan Definitions

The following definitions and provisions are set forth in our Equity and Incentive Compensation Plan.

"Cause" is defined, unless otherwise defined in the applicable award agreement, as a determination by the Compensation Committee that a person has committed an act of embezzlement, fraud, dishonesty or breach of fiduciary duty to the Corporation, deliberately and repeatedly violated the rules of the Corporation or the valid instructions of the Board or an authorized officer of the Corporation, made any unauthorized disclosure of any of the material secrets or confidential information of the Corporation, or engaged in any conduct that could reasonably be expected to result in material loss, damage or injury to the Corporation.

"Disability" is defined, unless otherwise defined in the applicable award agreement, as an award recipient's inability, because of physical or mental incapacity or injury (that has continued for a period of at least 12 consecutive calendar months) to perform for the Corporation or an affiliate of the Corporation substantially the same services as he or she performed prior to incurring the incapacity or injury.

"Retirement" is defined in Mr. Deluliis' award agreements to mean attainment of age 50 and completion of 20 or more years of continuous service with the Corporation and its affiliates, other than a termination of employment for cause (as such term is defined in the Equity and Incentive Compensation Plan).

Change in Control and Restrictive Covenant Provisions — Options, RSUs, PSUs, ESG PSUs, and Special PSUs

All CNX options, RSU, PSU, ESG PSU, and Special PSU awards, whether or not vested, vest upon a change in control, which is defined under our Equity and Incentive Compensation Plan as (unless otherwise defined in the applicable award agreement) the earliest to occur of:

- Any one person (other than the Corporation, any trustee or other fiduciary holding securities under an employee benefit plan of the Corporation, and any corporation owned, directly or indirectly, by the shareholders of the Corporation in substantially the same proportions as their ownership of Corporation stock), or more than one person acting as a group, is or becomes the beneficial owner of shares that, together with the shares held by that person or group, possess more than 50% of the total fair market value or total voting power of the Corporation's shares;

- A majority of members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

- The sale of all or substantially all of the Corporation's assets.

However, in the event the accelerated vesting of the awards, either alone or together with any other payments or benefits to which the named executive may otherwise become entitled from the Corporation in connection with the "change in control" would, in the Corporation's good faith opinion, be deemed to be a parachute payment under Section 280G of the Code (or any successor provision), then, unless any agreement between the named executive and the Corporation provides otherwise, the number of shares which vest on this accelerated basis will be reduced to the extent necessary to ensure, in the Corporation's good faith opinion, that no portion of the accelerated award will be considered such a parachute payment.

All CNX options, RSU, PSU, ESG PSU, and Special PSU awards contain a covenant regarding confidential information and trade secrets, pursuant to which the recipient must agree, at any time during or after his or her employment with the Corporation, not to disclose or use for his or any other person or entity's own benefit or purposes, other than the Corporation and its affiliates, any proprietary confidential information or trade secrets, which are unique to the Corporation and not generally known to the industry or the public (except as otherwise provided therein). In addition, upon termination with the Corporation for any reason, the award recipient must immediately return all materials relating to the business of the Corporation and its affiliates, excluding personal notes, notebooks and diaries, and may not retain or use for such person's own account at any time any trade names, trademarks or other proprietary business designations used or owned in connection with the business of the Corporation or its affiliates.

With respect to outstanding PSUs (including ESG PSUs), upon a change in control, the applicable performance goals will be deemed to have been achieved on such date, with the value of such awards to be settled on the closing date of the change in control transaction; provided, however, that in the event of a change in control, the awards may be settled in cash and/or securities or other property.

With respect to outstanding Special PSUs, upon a change in control, the level of achievement of the Special PSUs will be calculated based on the value of a share of the Corporation's common stock on the date of such change in control as determined by the applicable transaction documentation (without taking into account a weighted average), with the value of such awards to be settled on the closing date of the change in control transaction; provided, however, that in the event of a change in control, the awards may be settled in cash and/or securities or other property.

Supplemental Retirement Plan

If a participant's employment with CNX or any subsidiary terminates for "cause" (which is defined in the Supplemental Retirement Plan to include a violation of any non-solicitation, non-competition or non-disclosure provision contained in any agreement entered into by and between a participant and CNX or any subsidiary), no benefits will be payable under the Supplemental Retirement Plan. Additionally, each participant agrees by participating in the Supplemental Retirement Plan that within ten (10) days after the date we provide the participant with a notice that there has occurred a termination on account of "cause," the participant will pay to us in cash an amount equal to any and all distributions paid to or on behalf of such participant under the Supplemental Retirement Plan within the six (6) months prior to the date of the earliest breach. A forfeiture of Supplemental Retirement Plan benefits will also occur for certain "cause" events even if the event does not occur or is not discovered until after any termination of employment. Benefits under the Supplemental Retirement Plan will immediately vest upon death or disability of a participant or upon a "change in control" (as described below). Further, the participant will be entitled to receive the vested benefits in a

lump sum payment if the participant's employment is terminated after, or in connection with, a "change of control" (as defined in the Supplemental Retirement Plan) on account of: (i) an involuntary termination associated with a change in control within the two (2) year period after the change in control, or (ii) a termination by CNX other than for cause or due to the participant's death or disability that (A) occurs not more than three (3) months prior to the date on which a "change in control" occurs or (B) is required by a third party who initiates a change in control.

The benefit will be calculated as if the participant terminated on the date of the change in control, but the participant will be considered only for purposes of applying the appropriate actuarial reduction to have a minimum age of 55 and a minimum of 20 years of credited service. Additional service credit will also be provided for the term of any payments under a participant's CIC Agreement, if any, with the Corporation. See "*Understanding our Pension Benefits Table*" for more information regarding the Supplemental Retirement Plan.

Severance Pay Plan for Salaried Employees

Eligible employees of CNX are entitled to receive benefits under the Severance Pay Plan immediately upon completion of one year of continuous service with CNX. Pursuant to the terms of the Severance Pay Plan, upon an involuntary termination that is part of a workforce reduction, the employee is entitled to one week's compensation for each completed full year of continuous service, up to a maximum of 25 weeks' compensation, subject to the Severance Pay Plan's reemployment provisions described below. Benefits under the Severance Pay Plan do not apply where the employee is terminated for "cause" (as defined in the Severance Pay Plan) or resigns, or where such employee's employment ends in connection with the sale of stock or part of the CNX assets and the employee is offered employment by the purchaser (or its affiliate) of the stock or all or substantially all of the CNX assets.

Calculation of the one week's compensation is made on the basis of straight time pay (excluding any bonus or overtime compensation) for such employee's permanently assigned position. In addition to severance benefits, employees are granted any vacation pay to which they are entitled. Employees with less than one year of service are paid only up to and including the date of termination. In the event that the terminated employee is re-employed as a full-time employee before the severance pay period has expired, the employee shall reimburse CNX for the amount of severance benefits which relate to the unexpired period. If the employee was granted vacation pay, the employee may, at his or her option, remit the vacation pay to CNX and schedule a later vacation at a time mutually agreed upon with CNX.

Employees will not be entitled to severance under this Severance Pay Plan unless and until such employee executes, and does not revoke, a release, deemed satisfactory by CNX, waiving any and all claims against CNX, its affiliates and subsidiaries and all related parties.

2024 CEO Pay Ratio Information

2024 CEO Pay Ratio

The SEC requires disclosure of the annual total compensation of our President and CEO, Mr. Deluliis, the annual total compensation of our "median employee" (determined by excluding our President and CEO), and the ratio of their respective annual total compensation to each other (in each case, with annual total compensation calculated in accordance with SEC rules applicable to the Summary Compensation Table). For fiscal year 2024, the values are as follows:

- Mr. Deluliis' annual total compensation — $ 6,120,603
- Median employee's annual total compensation — $ 161,542
- Ratio of Mr. Deluliis' annual total compensation to the median employee's annual total compensation — 38:1

CEO Pay Ratio Methodology

SEC rules allow CNX to select a methodology for identifying the median employee in a manner that is most appropriate, based on CNX's size, organizational structure, and compensation plans, policies, and procedures. Consistent with Instruction 2 to Item 402(u) of Regulation S-K, CNX last identified the median employee for purposes of providing pay ratio disclosure for its 2021 pay ratio.

The methodology used to identify the median employee for the 2024 pay ratio (a full-time, salaried employee) was base salary and target bonus payout under the STIC, which were applied consistently across CNX's entire employee population for the trailing 12-month period preceding December 1, 2024 (excluding our CEO).

We believe that these elements reasonably reflect the annual compensation of our general employee population. As there have been no material changes to CNX's compensation programs, we believe any variances observed in the median employee's annual total compensation is a natural consequence of our smaller employee population and should be considered in the context of our overall business strategy and goals.

In determining the median employee, CNX did not use any of the exemptions permitted under SEC rules. Similarly, CNX did not rely on any material assumptions, adjustments or estimates in order to identify the median employee or to determine annual total compensation or any elements of annual total compensation for that employee or Mr. Deluliis.

Once we identified our median employee, we calculated the median employee's annual total compensation, as described above, for purposes of developing the comparison of Mr. Deluliis' annual total compensation to such median employee's annual total compensation.

We note that, due to our permitted use of reasonable estimates and assumptions in preparing this pay ratio disclosure, the disclosure may involve a degree of imprecision, and thus this ratio disclosure is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions described above.

Pay Versus Performance

The following table, and accompanying graphs and narrative information, contain required disclosures regarding the relationship between certain elements of the Corporation's financial performance (using a mix of required (Total Shareholder Return ("TSR") and GAAP Net Income (Loss)) and company-selected (Adjusted FCF per Share) measures) and compensation "actually paid" (as defined under the SEC rules, "compensation actually paid") to our principal executive officer, Mr. Deluliis, and the average compensation actually paid to our other named executive officers for 2024, 2023, 2022, 2021 and 2020. The Compensation Committee did not consider these disclosures when making the executive compensation decisions contained in this Proxy Statement, except as otherwise noted regarding Adjusted FCF per Share.

Pay Versus Performance Table — 2024

Year (a)	Summary Compensation Table Total for PEO[1] (b)	Compensation Actually Paid to PEO[1][2] (c)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers[1] (d)	Average Compensation Actually Paid to Non-PEO Named Executive Officers[1][2] (e)	Value of Initial Fixed $100 Investment Based On: Total Shareholder Return[3] (f)	Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return[3] (g)	Net Income (Loss) (h) (In thousands)	Adjusted Free Cash Flow per Share[4] (i)
2024	$ 6,120,603	$ 15,853,197	$ 3,258,040	$ 10,626,156	$ 414.5	$ 516.4	$ (90,494)	$ 2.22
2023	$ 6,427,883	$ 8,148,487	$ 4,175,035	$ 4,440,746	$ 175.2	$ 197.4	$ 1,720,716	$ 1.98
2022	$ 6,548,158	$ 10,195,331	$ 2,351,374	$ 3,426,481	$ 115.2	$ 91.5	$ (142,077)	$ 4.14
2021	$ 8,572,755	$ 10,140,026	$ 2,643,657	$ 3,423,186	$ 94	$ 61.3	$ (498,643)	$ 2.48
2020	$ 11,027,059	$ 9,362,679	$ 1,529,687	$ 1,658,655	$ 73.8	$ 27.4	$ (428,744)	$ 1.96

(1) *Nicholas J. Deluliis served as our principal executive officer ("PEO") for the full year for each of 2024, 2023, 2022, 2021 and 2020. For 2024, our non-PEO named executive officers ("NEOs") included Alan Shepard, Timothy S. Bedard, Navneet Behl, and Hayley F. Scott. For 2023, our non-PEO NEOs included Alan Shepard, Navneet Behl, Hayley F. Scott, Ravi Srivastava, Olayemi Akinkugbe, and Alexander J. Reyes. For 2022, our non-PEO NEOs included Alan Shepard, Olayemi Akinkugbe, Alexander J. Reyes, Ravi Srivastava, Donald W. Rush and Chad A. Griffith. For 2021, our non-PEO NEOs included Olayemi Akinkugbe, Alexander J. Reyes, Donald W. Rush and Chad A. Griffith. For 2020, our non-PEO NEOs included Olayemi Akinkugbe, Alexander J. Reyes, Donald W. Rush, Chad A. Griffith and Stephanie L. Gill.*

(2) *For 2024, the value included in this column for the compensation actually paid to our PEO and the average compensation actually paid to our non-PEO NEOs reflects the following adjustments to the values included in columns (b) and (d) respectively:*

Nicholas J. Deluliis		2024
Summary Compensation Table ("SCT") Total for PEO (column (b))	$	**6,120,603**
-aggregate change in actuarial present value of pension benefits from SCT for covered year	$	—
+service cost of pension benefits		—
+prior service cost of pension benefits		—
-SCT "Stock Awards" column value	$	3,000,017
-SCT "Option Awards" column value		—
+aggregate total of year-end fair value of equity awards granted in the covered year that are outstanding and unvested as of the covered year-end	$	6,176,389
+/-aggregate total of change in fair value (from prior year-end to covered year-end) of equity awards granted in prior years that are outstanding and unvested as of the covered year-end	$	6,411,958
+aggregate total of vesting date fair value of equity awards granted and vested in the covered year		—
+/-aggregate total of change in fair value (from prior year-end to covered year vesting date) of equity awards granted in prior years that vested in the covered year	$	144,264
-aggregate total fair value as of prior-year end of equity awards granted in prior years that failed to vest in the covered year	$	—
+dollar value of dividends/earnings paid prior to the vesting date on equity awards in the covered year		—
+excess fair value for equity award modifications		—
Compensation Actually Paid to PEO (column (c))	$	**15,853,197**

Average for Non-PEO NEOs		2024
Average SCT Total for Non-PEO NEOs (column (d))	$	**3,258,040**
-aggregate change in actuarial present value of pension benefits from SCT for covered year	$	—
+service cost of pension benefits		—
+prior service cost of pension benefits		—
-SCT "Stock Awards" column value	$	2,326,534
-SCT "Option Awards" column value		—
+aggregate total of year-end fair value of equity awards granted in the covered year that are outstanding and unvested as of the covered year-end	$	4,789,830
+/-aggregate total of year-over-year change in fair value (from prior year-end to covered year-end) of equity awards granted in prior years that are outstanding and unvested as of the covered year-end	$	4,867,995
+aggregate total of vesting date fair value of equity awards granted and vested in the covered year		—
+/-aggregate total of change in fair value (from prior year-end to covered year vesting date) of equity awards granted in prior years that vested in the covered year	$	36,825
-aggregate total fair value as of prior-year end of equity awards granted in prior years that failed to vest in the covered year		—
+dollar value of dividends/earnings paid prior to the vesting date on equity awards in the covered year		—
+excess fair value for equity award modifications		—
Average Compensation Actually Paid to Non-PEO NEOs (column (e))	$	**10,626,156**

(3)   For each year, TSR for the Corporation and the peer group was calculated in accordance with Item 201(e) and Item 402(v) of Regulations S-K. For purposes of this pay versus performance disclosure, our peer group is the same peer group used for purposes of the performance graph included in the Corporation's Annual Reports on 10-K for each of the fiscal years ended December 31, 2024, 2023, 2022, 2021 and 2020 and consists of the following entities: 2024 -- Antero Resources Corporation, Expand Energy Corporation (successor by merger to Chesapeake Energy Corporation and Southwestern Energy Co.), EQT Corporation, Gulfport Energy Corporation and Range Resources Corporation; and 2023, 2022, 2021 and 2020 -- Antero Resources Corporation, Chesapeake Energy Corporation, EQT Corporation, Gulfport Energy Corporation, Range Resources Corporation and Southwestern Energy Co. (in each case, the "Peer Group"). Because fiscal years are presented in the table in reverse chronological order (from top to bottom), the table should be read from bottom to top for purposes of understanding cumulative returns over time.

(4)   Adjusted FCF per Share is calculated as set forth in Appendix A of this Proxy Statement, and is identical to the calculation used in determining the Corporation's Adjusted FCF per Share Performance Measure under the STIC Plan.

Pay Versus Performance Relationship Descriptions

The following narrative and graphical comparisons provide descriptions of the relationships between certain figures included in the Pay Versus Performance table for each of 2024, 2023, 2022, 2021 and 2020, including: (a) a comparison between our cumulative total shareholder return and the total shareholder return of the Peer Group; and (b) comparisons between (i) each of PEO CAP and average non-PEO CAP and (ii) each of the performance measures set forth in columns (f), (h) and (i) of the Pay Versus Performance table:



Relationship Between Compensation Actually Paid and
CNX Total Shareholder Return

CAP vs. TSR. The graph above compares CNX's TSR and the TSR of the Peer Group with PEO CAP and average non-PEO CAP for each of 2020, 2021, 2022, 2023 and 2024.



Relationship Between Compensation Actually Paid and
CNX Net Income

CAP vs. Net Income (Loss). SEC rules require the comparison of CAP to GAAP net income. For each of the years 2020, 2021, 2022 and 2024, CNX reported a net loss, which we attribute in large part to the recognition of unrealized gains and losses associated with changes in the fair value of commodity derivative instruments, or commodity price hedges. The required recognition of unrealized gains or losses on these hedging instruments can significantly impact our financial results such that reported net income is not in our opinion necessarily reflective of CNX's financial performance in any given period. Thus, we do not use net income as a performance indicator nor does the Compensation Committee use it in making executive compensation decisions or calculating incentive awards for our named executive.



Relationship Between Compensation Actually Paid and
CNX Adjusted Free Cash Flow Per Share

CAP vs. Adjusted FCF Per Share. CNX chose Adjusted FCF per Share as the company-selected measure as required under the SEC Pay Versus Performance disclosure rules. CNX believes that Adjusted FCF per Share is a fundamental gauge of the Corporation's financial performance and its goal of creating long-term value for its shareholders. CNX believes this metric is an indicator, on a per share basis, of the ability to efficiently operate its existing assets and capital investment program; which ultimately results in the generation of cash that, after certain adjustments, may be available for shareholder returns or debt reduction. Thus, the Compensation Committee uses Adjusted FCF per Share in making executive compensation decisions, including specifically the STIC awards.

List of Performance Measurements for Compensation Actually Paid

The following table lists the performance measures that we believe represent the most important performance measures we used to link PEO CAP and average non-PEO NEO CAP for fiscal year 2024 to our performance:

Adjusted Free Cash Flow Per Share
Free Cash Flow
Relative Total Shareholder Return
Absolute Stock Price
Methane Intensity Reduction

This Pay Versus Performance section should not be deemed filed or incorporated by reference into any other filing of CNX under the Securities Act or the Exchange Act, except to the extent that CNX specifically incorporates this Pay Versus Performance section by reference therein.

Proposal No. 3: Advisory Approval of CNX's Named Executive Officer Compensation

Pursuant to Section 14A of the Exchange Act, the Corporation is required to provide its shareholders with the opportunity to cast a non-binding advisory vote on compensation paid to our named executives. At our 2023 annual meeting of shareholders, our shareholders voted to conduct an advisory vote regarding our named executive compensation on an annual basis (with the next such vote occurring in 2026), and based on the Board's recommendation and the voting results, the Corporation determined that future advisory votes to approve the Corporation's named executive compensation will be held every year until the next advisory vote on the frequency of such advisory votes in 2029.

As described in detail in *"Compensation Discussion and Analysis,"* our executive compensation program is designed to attract, motivate and retain key executives who drive our success and industry leadership. We achieve these objectives through compensation that:

- Links a significant portion of total compensation to performance, which we believe will create long-term shareholder value;
- Consists primarily of stock-based compensation, which encourages our named executives to act as owners of the Corporation;
- Is tied to overall corporate performance, financial and operational goals (annual and long-term);
- Enhances retention in a highly competitive market by subjecting a significant portion of total compensation to multi-year vesting or performance conditions;
- Discourages unnecessary and excessive risk-taking; and
- Provides a competitive total pay opportunity.

The Compensation Committee continually reviews the compensation programs for our named executives to confirm that they achieve the desired goal of aligning our executive compensation structure with our shareholders' interests and current market practices. Please read *"Compensation Discussion and Analysis"*, which describes in more detail the Corporation's executive compensation program and the decisions made by the Compensation Committee in 2024, including information about the fiscal year 2024 compensation paid to our named executives.

CNX has a consistent record of delivering solid financial results for our shareholders. For a discussion of the Corporation's significant achievements in 2024, see the "Business/Strategic Highlights" section in this Proxy Statement. We believe that our executive compensation programs have played a material role in our ability (i) to drive the strong financial results described in "Compensation Discussion and Analysis" and (ii) to attract and retain a highly experienced, successful team to manage the Corporation.

We are asking our shareholders to indicate their support for the compensation paid to our named executives as described in this Proxy Statement (including the *"Compensation Discussion and Analysis,"* the compensation tables and other related compensation disclosures required by Regulation S-K Item 402 and contained herein). This proposal is intended to give our shareholders the opportunity to express their views on the compensation paid to our named executives. This vote is not intended to address any specific item of compensation, but rather the overall compensation paid to our named executives, and the philosophy, policies and practices described in this Proxy Statement.

Accordingly, we ask our shareholders to vote "FOR," on an advisory basis, the compensation paid to our named executives, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, and to adopt the following resolution at the Annual Meeting:

"RESOLVED, that the compensation paid to the Corporation's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis," compensation tables and narrative discussion, is hereby APPROVED."

As an advisory vote, your vote will not be binding on the Corporation, the Board or the Compensation Committee. However, our Board and our Compensation Committee, which is responsible for designing and administering the Corporation's executive compensation program, value the opinions of our shareholders and to the extent there is any significant vote against the compensation paid to our named executives, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. The next annual advisory vote is scheduled to occur at the 2026 annual meeting of shareholders.

The Board of Directors Unanimously Recommends that You Vote "FOR" the Advisory Approval of the Compensation Paid to our Named Executive Officers, as Disclosed in this Proxy Statement, Pursuant to the Compensation Disclosure Rules of the SEC.

Securities Authorized for Issuance under the CNX Equity and Incentive Compensation Plan

The following table summarizes the Corporation's equity compensation plan information as of December 31, 2024:

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,647,065 [1]	$ 10.48 [2]	5,681,712
Equity compensation plans not approved by security holders	—	—	—
TOTAL	**5,647,065** [1]	**$ 10.48** [2]	**5,681,712**[3]

[1] Of this total, 947,257 shares are subject to outstanding stock options, 1,944,098 shares are subject to outstanding RSUs (including deferred RSUs), 99,849 shares are subject to outstanding DSUs, and 2,655,861 shares are subject to outstanding PSUs (assuming maximum payout), including ESG PSUs and Special PSUs. As a result of this disclosure approach regarding outstanding PSUs, the aggregate reported number may overstate eventual actual dilution.

[2] The weighted-average exercise price does not take into account the RSUs, DSUs, or PSUs (including ESG PSUs and Special PSUs), as such awards have no exercise price.

[3] All of these shares may be issued with respect to award vehicles other than just stock options or stock appreciation rights or other rights to acquire shares.

Information About the Annual Meeting

Virtual Format

We have decided to host a completely virtual Annual Meeting again this year. We continue to deploy the virtual format to:

- Facilitate and increase shareholder attendance and participation by enabling shareholders to participate fully and equally from any location around the world, at no cost (historically, we have had little to no attendance by our shareholders at our in-person annual meetings);

- Increase our ability to engage with shareholders, regardless of their size, resources or physical location;

- Be mindful of the enhanced desire of our shareholders to participate virtually;

- Provide for cost-savings to the Corporation and our shareholders; and

- Make our Annual Meeting more environmentally friendly.

Attendance and Participation

Our completely virtual Annual Meeting will be conducted on the internet via live webcast. We have designed the virtual Annual Meeting to provide shareholders substantially the same opportunities to participate as if the Annual Meeting were held in person. You will be able to attend and participate in the Annual Meeting online and submit your questions during the Annual Meeting by visiting *www.virtualshareholdermeeting.com/CNX2025*. You also will be able to vote your shares electronically online during the Annual Meeting (other than shares held through the 401(k) plan, which must be voted prior to the Annual Meeting).

All shareholders of record as of March 3, 2025 (the Record Date), or their duly appointed proxies, may attend and participate in the Annual Meeting. To attend and participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials (the "Notice"), on your proxy card or voting instruction card, or on the instructions that accompanied your proxy materials. The Annual Meeting webcast will begin promptly at 10:00 a.m. Eastern Time. We encourage you to access the meeting prior to the start time. Online access will begin at 9:45 a.m. Eastern Time.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should confirm that they have a strong internet connection wherever they intend to participate in the Annual Meeting. Participants should also give themselves plenty of time to log in and confirm that they can hear streaming audio prior to the start of the Annual Meeting.

Questions and Information Accessibility

Shareholders may submit questions during the Annual Meeting. If you wish to submit a question, you may do so by logging into the virtual meeting platform at www.virtualshareholdermeeting.com/CNX2025, typing your question into the "Ask a Question" field, and clicking "Submit." Questions pertinent to Annual Meeting matters will be answered during the Annual Meeting, subject to time constraints. Questions regarding personal matters, including, but not limited to, those related to employment, product or landowner issues, are not pertinent to Annual Meeting matters and therefore will not be answered. Any questions pertinent to Annual Meeting matters that cannot be answered during the Annual Meeting due to time constraints will be posted online and answered on our Investor Relations page at investors.cnx.com.

Additional information regarding the ability of shareholders to ask questions during the Annual Meeting, related rules of conduct, and other materials for the Annual Meeting will be available during the Annual Meeting at *www.virtualshareholdermeeting.com/CNX2025.*

Technical Difficulties

We will have technicians ready to assist you with any technical difficulties accessing the virtual Annual Meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting log in page.

Voting and Proposals

Whether you hold your shares directly as the shareholder of record or beneficially in street name, you may vote prior to the Annual Meeting without attending the Annual Meeting in one of the following manners:

By Internet: Go to *www.proxyvote.com* and follow the instructions. You will need the 16-digit control number included on your Notice, proxy card, voting instruction card or the instructions that accompanied your proxy materials;

By Telephone: Dial 1-800-690-6903. You will need the control number included on your Notice, proxy card, voting instruction card or the instructions that accompanied your proxy materials; or

By Mail: If you received a paper copy of the proxy materials, complete, date and sign your proxy card or voting instruction card and mail it.

If you vote on the internet or by telephone, you do not need to return your proxy card or voting instruction card. Internet and telephone voting for shareholders will be available 24 hours a day, and will close at 11:59 p.m., Eastern Time, on April 30, 2025 or at 11:59 p.m., Eastern Time, on April 28, 2025 for shares held through the 401(k) plan.

Shareholders of record and beneficial owners of shares held in street name may also vote online during the Annual Meeting. You will need the control number included on your Notice, proxy card, voting instruction card or the instructions that accompanied your proxy materials to log in to the virtual meeting platform at www.virtualshareholdermeeting.com/CNX2025. Voting electronically online during the Annual Meeting will replace any previous votes.

Those who hold shares through the 401(k) plan may attend and participate in the Annual Meeting but will not be able to vote shares held in the 401(k) plan electronically online during the Annual Meeting. Shares held through the 401(k) plan must be voted in advance of the Annual Meeting using one of the methods described above.

The persons named as proxies have informed CNX of their intention, if no contrary instructions are given, to vote the shares represented by such proxies as follows:

- FOR the election of each of the seven director nominees (Proposal No. 1);

- FOR the ratification of the anticipated appointment of EY as CNX's independent auditor for the fiscal year ending December 31, 2025 (Proposal No. 2);

- FOR the advisory approval of CNX's named executive officer compensation (Proposal No. 3); and

- in accordance with their judgment on any other matters that may properly come before the Annual Meeting.

The Board does not know of any other business to be brought before the Annual Meeting other than as indicated in the Notice of Annual Meeting of Shareholders. If other matters are properly presented at the Annual Meeting, the persons named as proxies may vote on such matters in their discretion. In addition, the persons named as proxies may vote your shares to adjourn the Annual Meeting and will be authorized to vote your shares at any adjournments or postponements of the Annual Meeting.

Record Date and Vote Required for Approval

The Record Date with respect to this solicitation is March 3, 2025. All holders of record of CNX common stock as of the close of business on the Record Date are entitled to vote at the Annual Meeting and any adjournment or postponement thereof. As of the Record Date, CNX had 147,217,376 shares of common stock outstanding. Each share of common stock is entitled to one vote. Shareholders do not have cumulative voting rights. The holders of a majority of the outstanding shares of common stock of CNX as of the Record Date entitled to vote generally in the election of directors, represented in person or by proxy, will constitute a quorum at the Annual Meeting.

Proposal	Voting Options	Board Recommendation	Vote Required to Adopt the Proposal	Effect of Abstentions and Broker Non-Votes
Proposal No. 1: Election of Seven Director Nominees	"For," "Against," or "Abstain" on each nominee	"FOR" each nominee	Majority of the votes cast (Under our Bylaws, this means that the number of votes cast "for" a director's election must exceed 50% of the total number of votes cast with respect to that director's election)	None
Proposal No. 2: Ratification of the Anticipated Appointment of EY as CNX's Independent Auditor for the Fiscal Year Ending December 31, 2025	"For," "Against," or "Abstain	"FOR"	Majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote	Abstentions are treated as votes "against." Brokers have discretion to vote on this item
Proposal No. 3: Advisory Approval of CNX's Named Executive Officer Compensation	"For," "Against," or "Abstain"	"FOR"	Majority of the shares of our common stock present in person or represented by proxy at the Annual Meeting and entitled to vote	Abstentions are treated as votes "against." Broker non-votes have no effect

If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may be treated as "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and such instructions are not given. Brokers that have not received voting instructions from their clients cannot vote on their clients' behalf on "non-routine" proposals, such as Proposal Nos. 1 and 3, although they may vote their clients' shares on "routine matters," such as Proposal No. 2. In tabulating the voting result for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal and have no effect on the outcome. Abstentions have the same effect as votes against the matter, except in the case of Proposal No. 1, where abstentions would not have an effect on the outcome. Proxies received but marked as abstentions and broker non-votes will be counted for quorum purposes.

The voting instruction card also serves as voting instructions for the trustees who hold shares of record for participants in CNX's 401(k). If voting instructions representing shares in this plan are not received, those shares will not be voted.

Revocation of Proxy

If you are the owner of record of shares of our common stock as of the close of business on the Record Date, you can revoke your proxy at any time before its exercise by:

- Sending a written notice to CNX at CNX Center, 1000 Horizon Vue Drive, Suite 400, Canonsburg, PA 15317, Attention: Corporate Secretary, bearing a date later than the date of the proxy that is received prior to the Annual Meeting, stating that you revoke your proxy;

- Submitting your voting instructions again by telephone or over the internet;

- Signing another valid proxy card bearing a later date than the proxy initially received and mailing it so that it is received by the Corporation prior to the Annual Meeting; or

- Participating in the Annual Meeting and voting online during the Annual Meeting.

If you hold your shares through a bank, broker or other nominee, you must follow the instructions found on your voting instruction card, or contact your bank, broker or other nominee in order to revoke your previously delivered proxy. If a proxy is properly executed and is not revoked by the shareholder, the shares it represents will be voted at the Annual Meeting in accordance with the instructions provided by the shareholder. If a proxy card is signed and returned without specifying choices, the shares will be voted in accordance with the recommendations of the Board. Participation at the Annual Meeting without a request to revoke a proxy or voting online during the Annual Meeting will not, by itself, revoke a previously executed and delivered proxy.

Proxy Solicitation

The Board is soliciting proxies for the matters to be voted on at the Annual Meeting. All costs relating to the solicitation of proxies will be borne by CNX. Morrow Sodali LLC has been retained by CNX to aid in the solicitation of proxies at an estimated cost of $13,500, plus reimbursement of out-of-pocket expenses. Proxies may also be solicited by officers, directors and employees personally, by mail, or by telephone, facsimile transmission or other electronic means. Upon request, CNX will pay brokers and other persons holding shares of common stock in their names or in the names of their nominees for their reasonable expenses in sending soliciting material to, and seeking instructions from, their principals.

Additional Matters

Shareholder Proposals for Inclusion in Next Year's Proxy Statement or Presentation at Next Year's Annual Meeting

Under SEC rules, a shareholder proposal submitted to CNX for the Annual Meeting of Shareholders in 2026 (the "2026 Annual Meeting") pursuant to Rule 14a-8 of the Exchange Act must (a) conform to the requirements of Rule 14a-8 promulgated under the Exchange Act and (b) be received by the Corporate Secretary of CNX at our principal executive offices no later than 5:30 p.m. Eastern Time on November 20, 2025. Any such proposal should be addressed to the Corporate Secretary, CNX Resources Corporation, CNX Center, 1000 Horizon Vue Drive, Suite 400, Canonsburg, PA 15317.

The Bylaws require that all shareholder proposals to be submitted at the 2026 Annual Meeting, but not included in the Corporation's Proxy Statement, be received by the Corporate Secretary of CNX in writing no later than the close of business on January 31, 2026, nor earlier than the close of business on January 1, 2026, together with all information specified in the Bylaws. If the date of the 2026 Annual Meeting is more than 30 days before or more than 60 days after the anniversary date of the Annual Meeting, notice by the shareholder must be delivered not earlier than the close of business on the 120th day prior to the 2026 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2026 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2026 Annual Meeting is first made by CNX.

Additional Requirements for Shareholder Nominations of Directors

Any shareholder desiring to nominate an individual for election as a director of CNX must submit to the Corporate Secretary the information required by Section 2.8 of the Bylaws (a copy of which will be provided to any shareholder upon written request to the Corporate Secretary), including, but not limited to, (i) the proposing person's notice, (ii) all information relating to the nominee that is required to be disclosed in a proxy statement or other filings pursuant to Section 14 of the Exchange Act, (iii) a description of all direct and indirect compensation and other material arrangements between the shareholder and the nominee, (iv) the nominee's written questionnaire with respect to the background and qualifications of such nominee and the background of any other person or entity on whose behalf the nomination is being made, (v) a written representation and agreement of the nominee in the form provided by the Corporate Secretary that they are not party to and will not become party to any agreement about how they will act or vote, (vi) the nominee's agreement to comply with the Corporation's corporate governance policies, if elected, and (vii), if applicable, a statement that such shareholder intends to solicit the holders of shares representing at least 67% of the voting power of the Corporation's shares entitled to vote on the election of directors in support of director nominees other than CNX's nominees. In addition, CNX may require the shareholder to provide such further information as we may reasonably request. To be timely, a shareholder nomination must be received within the timeframe described above for proposals to be submitted at the annual meeting but not included in CNX's Proxy Statement.

Additionally, CNX's Bylaws provide "proxy access" rights to shareholders that provide notice to CNX consistent with the requirements set forth in the Bylaws (the "proxy access notice"). A summary of these procedures is as follows. As set forth in Section 2.14 of our Bylaws, a shareholder, or group of twenty or fewer shareholders, that (i) own at least 3% of the aggregate voting power of the outstanding shares of the Corporation entitled to vote generally in the election of directors and (ii) have owned such shares continuously for at least three years as of the date that the Corporation receives the proxy access notice and as of the record date for determining shareholders eligible to vote at the applicable annual meeting of shareholders, may nominate candidates to serve on the Board and have such candidates included in CNX's Proxy Statement. The shareholder(s) may nominate director candidates constituting the greater of (i) two individuals or (ii) the largest whole number that does not exceed 20% of the number of directors in office on the last day on which the proxy access notice may be delivered, consistent with the requirements set forth in the Bylaws, provided that the shareholder(s) and nominee(s) satisfy the requirements specified in Section 2.14 of our Bylaws. To be timely, the proxy access notice must be delivered to the Corporate Secretary of CNX at CNX's principal executive offices not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date that CNX mailed its Proxy Statement for the preceding year's annual meeting of shareholders (i.e., for the 2026 annual meeting of shareholders, no later than November 20, 2025 and no earlier than October 21, 2025). The proxy access notice must contain the information required in our Bylaws, and the shareholder(s) and nominee(s) must comply with the information and other requirements set forth in Sections 2.8 and 2.14 of our Bylaws.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy materials with respect to two or more shareholders sharing the same address and the same last name by delivering a single copy of proxy materials addressed to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. CNX and some brokers household proxy materials, including delivering a single Notice of Internet Availability of Proxy Materials to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once shareholders have received notice from their broker or CNX that materials will be sent in the householding manner to the shareholder's address, householding will continue until otherwise notified or until the shareholder revokes such consent. If, at any time, shareholders no longer wish to participate in householding and would prefer to receive separate proxy materials, they should notify their broker if their shares are held in a brokerage account, or CNX if they hold registered shares. CNX will deliver promptly upon written or oral request a separate copy of the 2024 Annual Report, proxy statement or Notice, as applicable, to a shareholder at a shared address to which a single copy of the documents was delivered. To request the start or end of householding, shareholders should notify their broker or CNX. Any such written notice directed to CNX should be addressed to the Investor Relations department of CNX Resources Corporation, CNX Center, 1000 Horizon Vue Drive, Suite 400, Canonsburg, PA 15317, or oral notice may be given by calling CNX at (724) 485-4000:

- To receive a separate copy of the 2024 Annual Report, proxy statement or Notice for the Annual Meeting;

- To receive separate copies of those materials for future meetings; or

- If the shareholder shares an address and wishes to request delivery of a single copy of proxy materials, rather than receiving multiple copies.

Other

CNX will provide to any shareholder, without charge and upon written request, a copy (without exhibits, unless otherwise requested) of CNX's 2024 Annual Report as filed with the SEC. Any such request should be directed to the CNX Resources Corporation Investor Relations Department, CNX Center, 1000 Horizon Vue Drive, Suite 400, Canonsburg, PA 15317.

The Board knows of no other proposals that may properly be presented for consideration at the Annual Meeting, but if other matters do properly come before the Annual Meeting, the persons named in the proxy will vote your shares according to their best judgment.

By the Order of the Board of
Directors of CNX Resources Corporation

Appendix A Reconciliation of Non-GAAP Measures*

Free Cash Flow

Free cash flow is defined as net cash provided by operating activities minus capital expenditures plus proceeds from asset sales and minus investments in equity affiliates.

Free Cash Flow

(Dollars in millions)	December 31, 2024		December 31, 2023		December 31, 2022		December 31, 2021		Total
Net Cash Provided by Operating Activities	$	816	$	814	$	1,235	$	927	$ 3,792
Capital Expenditures		(540)		(679)		(566)		(466)	(2,251)
Proceeds from Asset Sales		60		170		38		45	313
Investments in Equity Affiliates		(5)		—		—		—	(5)
Free Cash Flow	$	331	$	305	$	707	$	506	$ 1,849

Net Debt

Net debt is defined as total long-term debt minus cash and cash equivalents. Adjusted net debt is defined as total long-term debt, plus the historical impact of recent accounting pronouncement, minus cash and cash equivalents.

Net Debt

(Dollars in millions)	December 31, 2024		December 31, 2023		December 31, 2022		December 31, 2021		December 31, 2020		September 30, 2020
Total Long-Term Debt (GAAP)[1]	$	2,166	$	2,214	$	2,206	$	2,214	$	2,424	$ 2,600
Less: Cash, Cash Equivalents, and Restricted Cash		55		—		21		4		22	156
Net Debt	$	2,111	$	2,214	$	2,185	$	2,210	$	2,402	$ 2,444

(1) Includes current portion.

Adjusted Net Debt

(Dollars in millions)	December 31, 2024		December 31, 2023		December 31, 2022		December 31, 2021		December 31, 2020		September 30, 2020
Total Long-Term Debt (GAAP)[1]	$	2,166	$	2,214	$	2,206	$	2,214	$	2,424	$ 2,600
Plus: Impact of Recent Accounting Pronouncement[2]		—		—		—		82		98	101
Less: Cash, Cash Equivalents, and Restricted Cash		55		—		21		4		22	156
Adjusted Net Debt	$	2,111	$	2,214	$	2,185	$	2,292	$	2,500	$ 2,545

(1) Includes current portion.

(2) On January 1, 2022, the Company adopted Accounting Standards Update (ASU) 2020-06 - Accounting for Convertible Instruments and Contracts in an Entity's Own Equity and upon adoption long-term debt increased by $82MM (See Note 10 - Long-Term Debt in the Notes to the Unaudited Consolidated Financial Statements in Item 1 of CNX's September 30, 2023 Form 10-Q for additional information). As this adjustment was recorded on a prospective basis, Management believes that presenting investors with the net debt on a historical basis would be beneficial.

* CNX's management uses certain non-GAAP financial measures for planning, forecasting and evaluating business and financial performance, and believes that these measures are useful for investors in analyzing CNX. Although these are not measures of performance calculated in accordance with generally accepted accounting principles (GAAP), management believes these financial measures are useful to an investor in evaluating CNX because (i) analysts utilize these metrics when evaluating company performance and have requested this information as of a recent practicable date, (ii) these metrics are widely used to evaluate a company's operating performance, and (iii) we want to provide updated information to investors. Investors should not view these metrics as a substitute for measures of performance that are calculated in accordance with GAAP. In addition, because all companies do not calculate these measures identically, these measures may not be comparable to similarly titled measures of other companies.

Adjusted FCF per Share for STIC and Pay Versus Performance

Adjusted FCF per Share is calculated by dividing free cash flow by the number of shares of common stock outstanding, and making any adjustments in accordance with the STIC plan. This same calculation is used for the Pay Versus Performance ("PVP") Disclosures included in this Proxy Statement.

2024 Adjusted Free Cash Flow Per Share for STIC and PVP

(Dollars in millions)		December 31, 2024
Free Cash Flow	$	331
Adjustments: None	$	—
Shares Outstanding		148,879,640
Adjusted Free Cash Flow Per Share:	$	2.22

2023 Adjusted Free Cash Flow Per Share for STIC and PVP

(Dollars in millions)		December 31, 2023
Free Cash Flow	$	305
Adjustments: None	$	—
Shares Outstanding		154,382,880
Adjusted Free Cash Flow Per Share:	$	1.98

2022 Adjusted Free Cash Flow Per Share for STIC and PVP

(Dollars in millions)		December 31, 2022
Free Cash Flow	$	707
Adjustments: None	$	—
Shares Outstanding		170,841,164
Adjusted Free Cash Flow Per Share:	$	4.14

2021 Adjusted Free Cash Flow Per Share for STIC and PVP

(Dollars in millions)		December 31, 2021
Free Cash Flow	$	506
Adjustments: None	$	—
Shares Outstanding		203,531,320
Adjusted Free Cash Flow Per Share:	$	2.48

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